Exhibit 2.1

MASTER ASSET PURCHASE AGREEMENT

by and among

INTERNATIONAL BUSINESS MACHINES CORPORATION

and

SYNNEX CORPORATION

Dated as of September 10, 2013

i

ARTICLE VIII Conditions to Purchaser’s Obligations for the Closings		52

SECTION 8.01.	Conditions to Purchaser’s Obligations for the Initial Closing	52
SECTION 8.02.	Conditions to Purchaser’s Obligations for the Subsequent Closings	53
SECTION 8.03.	Conditions to Purchaser’s Obligations for the India Subsequent Closing	54

ARTICLE IX Conditions to Seller’s Obligations for the Closings		54

SECTION 9.01.	Conditions to Seller’s Obligations for the Initial Closing	54
SECTION 9.02.	Conditions to Seller’s Obligations for the Subsequent Closings	56

ARTICLE X Indemnification		56

SECTION 10.01.	Indemnification by Seller	56
SECTION 10.02.	Indemnification by Purchaser	57
SECTION 10.03.	Losses Net of Insurance and Tax Benefits, etc	58
SECTION 10.04.	Termination of Indemnification	58
SECTION 10.05.	Procedures Relating to Indemnification	58
SECTION 10.06.	Additional Environmental Procedures and Limitations	60
SECTION 10.07.	Indemnity Payments	61

ARTICLE XI General Matters		61

SECTION 11.01.	Survival of Representations and Warranties	61
SECTION 11.02.	Frustration of Closing Conditions	62
SECTION 11.03.	Termination	62
SECTION 11.04.	Bulk Sales	63
SECTION 11.05.	Notices	63
SECTION 11.06.	Enforcement	65

Exhibits

Exhibit A – Form of Local Acquisition Agreement
Exhibit B – Employee Matters Agreement
Exhibit C – Master Transition Services Agreement
Exhibit D-1 – Form of Intellectual Property Agreement
Exhibit D-2 – Form of Patent License Agreement
Exhibit E-1 – Form of Master Real Estate License Agreement
Exhibit E-2 – Form of Real Estate Sublease
Exhibit E-3 – Form of Real Estate Lease Assignment
Exhibit E-4 – Form of Real Estate Lease (Main/Brazil)
Exhibit F – Form of Collaboration Agreement
Exhibit G – Form of Bilateral Master Agreement for Subcontracting

Exhibit H – Form of Non-Technical Services Agreement
Exhibit I – Form of Purchaser Counsel Opinion

Annexes

Annex 1 – Definitions and Documentary Conventions

MASTER ASSET PURCHASE AGREEMENT dated as of September 10, 2013 (this “Agreement”), by and among INTERNATIONAL BUSINESS MACHINES CORPORATION, a New York corporation (“Seller”), and SYNNEX CORPORATION, a Delaware corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Purchaser and the Purchasing Subsidiaries intend to purchase from Seller and the Selling Subsidiaries, and Seller and the Selling Subsidiaries intend to sell to Purchaser and the Purchasing Subsidiaries, the Transferred Assets upon the terms and subject to the conditions of this Agreement; and

WHEREAS, Purchaser and the Purchasing Subsidiaries intend to assume from Seller and the Selling Subsidiaries, and Seller and the Selling Subsidiaries intend to assign to Purchaser and the Purchasing Subsidiaries, the Assumed Liabilities upon the terms and subject to the conditions of this Agreement;

NOW, THEREFORE, in consideration of the premises set forth above and the respective covenants, agreements, representations and warranties hereinafter set forth, the Parties hereby agree as follows:

ARTICLE I Definitions and Documentary Conventions

SECTION 1.01. Definitions and Documentary Conventions. The defined terms set forth in Article I of Annex 1 hereto, when used in this Agreement and each other Transaction Agreement (unless otherwise expressly provided herein or in such other Transaction Agreement), shall have the meanings ascribed thereto in such Annex 1. This Agreement and each other Transaction Agreement (unless otherwise expressly provided herein or in such other Transaction Agreement) shall be subject to and incorporate the Documentary Conventions set forth in Article II of Annex 1 hereto.

ARTICLE II Purchase and Sale of Transferred Assets

SECTION 2.01. Transferred Assets.

(a)    Transfers.

(i)    Upon the terms and subject to the conditions of this Agreement, on the applicable Closing Date, Seller shall, or shall cause the Selling Subsidiaries to, Transfer to Purchaser or, subject to clause (ii) below, such direct or indirect Subsidiaries of Purchaser as Purchaser may designate (any such designated Subsidiaries, the “Purchasing Subsidiaries”), and Purchaser shall, or shall cause the Purchasing Subsidiaries to, purchase from Seller or the Selling Subsidiaries, as applicable, all right, title and interest of Seller and such Selling Subsidiaries in and to the Transferred Assets and assume the Assumed Liabilities;

(ii)    Purchaser shall not designate any of its Subsidiaries as a Purchasing Subsidiary pursuant to clause (i) above to the extent that such designation (and the Transfer of the relevant Transferred Assets to, and the assumption of the relevant Assumed Liabilities by, such Subsidiary hereunder) will result in the failure of any closing condition set forth in Articles VIII and IX that would be satisfied absent such designation.

(b)    Local Acquisition Agreements. Any assumption of the Assumed Liabilities and any Transfer of the Transferred Assets and, where required by Applicable Law, the Covered Employees in each territory set forth on Schedule 2.01(b)

(which schedule may be amended as mutually agreed by Seller and Purchaser based on the territories in which Transferred Assets and Covered Employees are located) (each, a “Covered Territory”) will be effected pursuant to short-form acquisition agreements (the “Local Acquisition Agreements”) on a Covered Territory-by-Covered Territory basis. Each Local Acquisition Agreement shall be in substantially the form attached as Exhibit A to this Agreement, except, in each case, for (i) the deletion of provisions as may be reasonably agreed by Seller and Purchaser which are inapplicable to a particular Covered Territory, (ii) such changes as may be reasonably agreed by Seller and Purchaser to be necessary or advisable to satisfy the requirements of applicable local law, (iii) such changes as may be reasonably agreed upon by Seller and Purchaser regarding employees and employee benefits matters in order to adapt such agreement to the particular circumstances of the relevant Covered Territory; provided that such changes shall be consistent with the principles underlying the corresponding provisions of this Agreement, the Employee Matters Agreement, the Real Estate Agreements and the IP Agreements; and (iv) such other changes as may be agreed upon be Seller and Purchaser. At the applicable Closing, each Party shall execute and deliver, or shall cause its Subsidiaries, as applicable, to execute and deliver, the Local Acquisition Agreements pertaining to each applicable Covered Territory.

SECTION 2.02. Excluded Assets. Notwithstanding anything in the Transaction Agreements to the contrary, any assets which are not Transferred Assets shall not be Transferred to Purchaser or any of the Purchasing Subsidiaries pursuant to this Agreement, and shall be retained by Seller and the Selling Subsidiaries, including the following (collectively, the “Excluded Assets”):

(a)    any interests of Seller or any other Selling Company in, to or under any of its owned real property or any lease of real property or in, to or under any other interest in real property (except as provided in the Real Estate Agreements and the Transferred Subsidiary Leases);

(b)    all Excluded A/R and all cash and cash equivalents;

(c)    any interest of Seller or any other Selling Company in any contract entered into prior to the applicable Closing Date providing for the provision of Customer Care Services to Seller or any of its Subsidiaries;

(d)    all interests in any Shared Customer Care Split Contracts (that are not Customer Care Split Interests), Shared GPS Split Contracts (that are not GPS Split Interests) and Shared Other Contracts (subject to Section 5.01(e));

(e)    all Intellectual Property Rights other than Intellectual Property Rights conveyed pursuant to the IP Agreements;

(f)    all rights, claims, credits and causes of action of Seller or any of the other Selling Companies arising under or relating to any Transferred Asset to the extent they relate to periods prior to the applicable Closing Date (except to the extent they relate to any Assumed Liabilities);

(g)    all files, documents, books and records of Seller or any other Selling Company, other than the Acquired Books and Records;

(h)    all records prepared in connection with the Transfer of the Transferred Assets and Assumed Liabilities and the negotiation of the Transaction Agreements;

(i)    all rights of Seller and its Subsidiaries under this Agreement and the other Transaction Agreements;

(j)    any equity interest or security in or of any Person, other than the Transferred Subsidiary Interests;

(k)    except as otherwise specifically provided in the Employee Matters Agreement or in a Local Acquisition Agreement, all the assets of and all the assets relating to the Seller Benefit Plans and the Required Benefit Plans;

(l)    any and all Tax assets, including any Tax refunds, credits or claims, attributable in each case to any Pre-Closing Tax Period (except to the extent they relate to any Assumed Liabilities); and

(m)    all assets required by Seller and its Subsidiaries solely to provide the services to the Customer Care Business under the Transaction Agreements with respect to the Transferred Assets to be transferred in a Subsequent Closing, except to the extent that any such assets will be Transferred upon the expiration or termination of the applicable Transaction Agreement in accordance with the terms thereof.

All intellectual property matters, including the Transfer or licensing of intellectual property constituting Transferred Assets and any representations and warranties relating thereto, are addressed exclusively in the IP Agreements (except for Article X to the extent it applies to matters addressed in the IP Agreements). Except as otherwise expressly provided in this Agreement or the other Transaction Agreements, neither Purchaser nor any Purchasing Subsidiary shall have any proprietary or other ownership interest or claim with respect to any assets relating to or underlying any Transferred Contract, including intellectual property.

SECTION 2.03. Consideration. Upon the terms and subject to the conditions of this Agreement, as consideration for the transactions contemplated herein:

(a)    Purchaser and the Purchasing Subsidiaries will assume the Assumed Liabilities in the manner set forth in Section 2.04; and

(b)    Purchaser will (i) issue and deliver to Seller (and/or any Selling Subsidiaries as are designated pursuant to Section 3.01(b)(i)) a number of validly issued, fully paid and nonassessable shares of Purchaser’s common stock, par value $0.001 per share (the “Purchaser Common Stock”), equal to the lesser of (x) the quotient, rounded down to the nearest whole number, obtained by dividing (1) $75,000,000.00 by (2) the Average Purchaser Trading Price and (y) the maximum number of shares of Purchaser

Common Stock that would represent less than 5% of the aggregate issued and outstanding shares of Purchaser Common Stock as of the Initial Closing Date (after giving effect to the shares of Purchaser Common Stock issued to Seller under this Agreement) (such lesser number of shares of Purchaser Common Stock, the “Stock Consideration”) and (ii) pay to Seller (and/or any Selling Subsidiaries as are designated pursuant to Section 3.01(b)(i)) an amount in cash in U.S. dollars equal to (1) $430,000,000.00 plus (2) the excess, if any, of (A) $75,000,000.00 over (B) the product of the number of shares of Purchaser Common Stock constituting the Stock Consideration and the Average Purchaser Trading Price (such cash amount, the “Cash Consideration”, and together with the Stock Consideration, the “Consideration”). For the avoidance of doubt, the aggregate value of the Consideration (based on the Average Purchaser Trading Price) shall not exceed an aggregate of $505,000,000.00 (excluding any adjustments to the Consideration in this Agreement).

SECTION 2.04. Assumed Liabilities.

(a)    On the applicable Closing Date, Seller shall, or shall cause the Selling Subsidiaries to, Transfer to Purchaser or the Purchasing Subsidiaries, and Purchaser shall, or shall cause the Purchasing Subsidiaries to, assume the Assumed Liabilities.

(b)    Except as otherwise expressly set forth in the Transaction Agreements, Purchaser and the Purchasing Subsidiaries shall not assume any liabilities of Seller or the Selling Subsidiaries (whether accrued, absolute or contingent, recorded or unrecorded or otherwise) other than the Assumed Liabilities, and Seller or the Selling Subsidiaries shall be responsible for all liabilities which are not Assumed Liabilities, including the following (collectively, the “Excluded Liabilities”):

(i)    all Excluded A/P;

(ii)    all Excluded Taxes;

(iii)    all indebtedness for borrowed money owed by Seller or a Selling Subsidiary;

(iv)    all liabilities under Seller’s Pension Plans except as otherwise specifically provided in the Employee Matters Agreement or as may transfer automatically to Purchaser or a Purchasing Subsidiary under Applicable Law;

(v)    all Pre-Closing Environmental Liabilities;

(vi)    the liabilities set forth on Section 2.04(b) of the Seller Disclosure Letter; and

(vii)    all liabilities and obligations (other than liabilities and obligations relating to Environmental Laws, which are addressed in clause (v)), including accrued expenses, to the extent relating to the Transferred Assets for the period prior to the Initial Closing Date;

provided, however, that any deferred revenue liability attributable to the Customer Care Business as of the Initial Closing Date and any liabilities associated with ownership of the Transferred Subsidiary Interests post-closing shall not constitute Excluded Liabilities. Notwithstanding the foregoing, each Transferred Subsidiary shall remain liable for any of its liabilities in the categories set forth in clauses (i), (iii), (iv), (v) and (vii) above.

(c)    This Section 2.04 shall not affect the timing of the assumption by Purchaser or a Purchasing Subsidiary of any Assumed Liabilities relating to employees, the timing of which is specifically set forth in the Employee Matters Agreement.

SECTION 2.05. Net Tangible Assets Adjustment.

(a)    Within 90 days after the Initial Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth (i) its calculation of Net Tangible Assets as of the Initial Closing Date and (ii) a balance sheet of the Customer Care Business as of the Initial Closing Date showing the basis of such calculation (the “Initial Balance Sheet”). The Initial Balance Sheet shall be in substantially the same form as the Sample Statement and prepared (w) as of the close of business on the Initial Closing Date, (x) on a basis consistent with the principles, assumptions, policies, practices and methodologies applied in preparing the Sample Statement, (y) to the extent consistent with the basis set forth in clause (x), in accordance with Seller’s Accounting Policies and Practices and (z) to the extent consistent with the bases set forth in clauses (x) and (y), in accordance with U.S. GAAP using the same methodologies, principles, policies and procedures as were used to prepare the Sample Statement. The Final Balance Sheet shall be consistent with the foregoing principles. Each Party shall reasonably cooperate with the other and its accounting advisors to provide them with any information relevant to the Initial Balance Sheet that is reasonably requested (including copies of documents and access to individuals to the extent reasonable) for purposes of Seller’s preparation or Purchaser’s review, as applicable, of the Initial Balance Sheet.

(b)    If Purchaser objects to the Initial Balance Sheet, Purchaser shall deliver to Seller, no later than 90 days following receipt of the Initial Balance Sheet, a notice setting forth in reasonable detail such objections (an “NTA Objection Notice”), together with reasonable supporting documentation or an identification (to the extent actually known) of any necessary documentation that has not yet been provided by Seller. If Purchaser does not timely deliver an NTA Objection Notice to Seller or if Purchaser notifies Seller that it has no objections, the Initial Balance Sheet shall be final and binding on the Parties for purposes of this Section 2.05 and shall be deemed the “Final Balance Sheet”.

(c)    If Purchaser timely delivers an NTA Objection Notice to Seller, Purchaser and Seller shall attempt in good faith to resolve such matters within 45 days after receipt of the same by Seller (the “NTA 45-Day Period”), and if unable to do so, Purchaser and Seller shall refer all remaining disputes (the “NTA Disputed Items”) to an independent public accounting firm mutually acceptable to Seller and Purchaser (the “NTA Dispute Accounting Firm”) promptly upon the expiration of the NTA 45-Day Period, which shall be instructed to arbitrate and resolve such disputes within 45 Business

Days of the referral. The NTA Dispute Accounting Firm shall have authority hereunder to interpret this Section 2.05 and other provisions of this Agreement only to the extent necessary to resolve disputes under this Section 2.05. Purchaser and Seller shall have the right to meet jointly but not separately with the NTA Dispute Accounting Firm during this period and to present their respective positions. No ex parte communications with the NTA Dispute Accounting Firm shall be permitted. Each of Seller and Purchaser shall furnish or cause to be furnished to the NTA Dispute Accounting Firm only the data, correspondence and other materials it presented to or received from the other Party pursuant to this Section 2.05, and no other materials. The determination by the NTA Dispute Accounting Firm for each NTA Disputed Item shall be equal to one of the values, or within the range between the values, assigned to such NTA Disputed Item by the Parties as presented by Seller in the Initial Balance Sheet delivered pursuant to Section 2.05(a) and by Purchaser in the NTA Objection Notice delivered pursuant to Section 2.05(b). The resolution of disputes by the NTA Dispute Accounting Firm will be set forth in writing, will be deemed an award in arbitration and will be final and binding upon the Parties for purposes of this Section 2.05, upon the date of such resolution, and such resolution shall be deemed the “Final Balance Sheet”.

(d)    In making its determination, the NTA Dispute Accounting Firm shall consider only those items that Seller and Purchaser have referred to the NTA Dispute Accounting Firm, and the NTA Dispute Accounting Firm shall be bound by the terms and conditions of this Agreement, including the definition of Net Tangible Assets and the terms of this Section 2.05. Seller, on the one hand, and Purchaser, on the other hand, will each pay its own fees and expenses (including any fees and expenses of its accountants and other Representatives) in connection with the resolution of any dispute under this Section 2.05 (excluding the fees and expenses of the NTA Dispute Accounting Firm). The fees and expenses of the NTA Dispute Accounting Firm incurred pursuant to this Section 2.05 shall be borne equally by Purchaser and Seller on a one-half basis.

(e)    Within 30 days after the Final Balance Sheet becomes final and binding for purposes of this Section 2.05:

(i)    if the Final Net Tangible Assets Amount is greater than the Target Closing Net Tangible Assets Amount, Purchaser shall, or shall cause the Purchasing Subsidiaries to, pay an amount in cash in U.S. dollars equal to such difference to Seller or as otherwise designated by Seller; or

(ii)    if the Final Net Tangible Assets Amount is less than the Target Closing Net Tangible Assets Amount, Seller shall pay an amount in cash in U.S. dollars equal to such difference to Purchaser or as otherwise designated by Purchaser.

(f)    All payments made pursuant to Section 2.05(e) or 2.05(g)(ii) hereof shall be treated as an adjustment to the Cash Consideration for Tax purposes unless there is no reasonable basis for doing so under the relevant Tax law.

(g)    If any additional Transferred Assets are identified (including as mutually agreed by Seller and Purchaser pursuant to clause (xii) of the definition of “Transferred Assets”) after the preparation of the Initial Balance Sheet or Final Balance Sheet but prior to the Final Transfer Date, which additional Transferred Assets should have been but were not included in the calculation of Net Tangible Assets set forth in the Initial Balance Sheet or Final Balance Sheet, then (i) if the Final Balance Sheet has not become final and binding for the purposes of this Section 2.05 by the time such additional Transferred Assets are identified, the calculation of Net Tangible Assets on the Initial Balance Sheet shall be increased by the value of such additional Transferred Assets (as determined in accordance with the definition of “Net Tangible Assets” and the Sample Statement) or (ii) if the Final Balance Sheet has become final and binding for the purposes of this Section 2.05 by the time such additional Transferred Assets are identified, Purchaser shall pay or return, or cause to be paid or returned, to Seller an amount in cash in U.S. dollars equal to the value of the additional Transferred Assets (as determined as of the end of the accounting month most recently ended prior to the date such Transferred Assets are delivered to Purchaser and otherwise in accordance with the definition of “Net Tangible Assets” and the Sample Statement).

SECTION 2.06. Audit Adjustment.

(a)    Seller shall deliver to Purchaser the 2012 Audited Financial Statements and, to the extent required pursuant to Rule 3-05 of Regulation S-X for Purchaser to meet its external financial reporting obligations under the Exchange Act, (i) the audited balance sheet of the Customer Care Business as of December 31, 2013 and (ii) the audited statements of income and cash flows of the Customer Care Business for the year ended December 31, 2013 (the “2013 Audited Financial Statements”). Seller shall prepare a statement (the “Initial 2012 Audit Adjustment Statement”) setting forth (x) the 2012 Audited Income which shall be prepared in the same manner (including by using the same methodologies, principles, policies and procedures) as the 2012 Unaudited Income was prepared in Section 7.06 of the Seller Disclosure Letter, and (y) the Audit Adjustment Amount, and deliver such Initial 2012 Audit Adjustment Statement along with the 2012 Audited Financial Statements to Purchaser.

(b)    If Purchaser objects to the Initial 2012 Audit Adjustment Statement, Purchaser shall deliver to Seller, as soon as reasonably practicable and in no event later than 15 Business Days following receipt of the Initial 2012 Audit Adjustment Statement, a notice setting forth in reasonable detail such objections (an “Audit Objection Notice”), together with reasonable supporting documentation. If Purchaser does not timely deliver an Audit Objection Notice to Seller or if Purchaser notifies Seller that it has no objections, the Initial 2012 Audit Adjustment Statement shall be final and binding on the Parties for purposes of this Section 2.06 and shall be deemed the “Final 2012 Audit Adjustment Statement”.

(c)    If Purchaser timely delivers an Audit Objection Notice to Seller, Purchaser and Seller shall attempt in good faith to resolve such matters within 10 days after receipt of the same by Seller (the “Audit 10-Day Period”), and if unable to do so, Purchaser and Seller shall refer all remaining disputes (the “Audit Disputed Items”) to an independent public accounting firm mutually acceptable to Seller and Purchaser (the “Audit Dispute Accounting Firm”) promptly upon the expiration of the Audit 10-Day Period, which shall be instructed to arbitrate and resolve such disputes within 20 Business Days of the referral. The Audit Dispute Accounting Firm shall have authority hereunder to interpret this Section 2.06 and other provisions of this Agreement only to the extent necessary to resolve disputes under this Section 2.06. Purchaser and Seller shall have the right to meet jointly but not separately with the Audit Dispute Accounting Firm during this period and to present their respective positions. No ex parte communications with the Audit Dispute Accounting Firm shall be permitted. Each of Seller and Purchaser shall furnish or cause to be furnished to the Audit Dispute Accounting Firm only the data, correspondence and other materials it presented to or received from the other Party pursuant to this Section 2.06, and no other materials. The determination by the Audit Dispute Accounting Firm for each Audit Disputed Item shall be equal to one of the values, or within the range between the values, assigned to such Audit Disputed Item by the Parties as presented by Seller in the Initial 2012 Audit Adjustment Statement delivered pursuant to Section 2.06(a) and by Purchaser in the Audit Objection Notice delivered pursuant to Section 2.06(b). The resolution of disputes by the Audit Dispute Accounting Firm will be set forth in writing, will be deemed an award in arbitration and will be final and binding upon the Parties for purposes of this Section 2.06, upon the date of such resolution, and such resolution shall be deemed the “Final 2012 Audit Adjustment Statement”.

(d)    In making its determination, the Audit Dispute Accounting Firm shall consider only those items that Seller and Purchaser have referred to the Audit Dispute Accounting Firm, and the Audit Dispute Accounting Firm shall be bound by the terms and conditions of this Agreement, including the terms of this Section 2.06. Seller, on the one hand, and Purchaser, on the other hand, will each pay its own fees and expenses (including any fees and expenses of its accountants and other Representatives) in connection with the resolution of any dispute under this Section 2.06 (excluding the fees and expenses of the Audit Dispute Accounting Firm). The fees and expenses of the Audit Dispute Accounting Firm incurred pursuant to this Section 2.06 shall be borne equally by Purchaser and Seller on a one-half basis.

(e)    If the Final 2012 Audit Adjustment Statement becomes final and binding for purposes of this Section 2.06 at least two Business Days before the Initial Closing Date, then, if the Audit Adjustment Amount is negative, the Initial Cash Consideration paid on the Initial Closing Date shall be decreased by the absolute value of the Audit Adjustment Amount.

(f)    If the Final 2012 Audit Adjustment Statement becomes final and binding for purposes of this Section 2.06 after the date that is two Business Days before the Initial Closing Date, then, if the Audit Adjustment Amount is negative, within 30 days after the Final 2012 Audit Adjustment Statement becomes final and binding, Seller shall pay an amount in cash in U.S. dollars equal to the absolute value of the Audit Adjustment Amount to Purchaser or as otherwise designated by Purchaser.

(g)    All payments made pursuant to Section 2.06(f) hereof shall be treated as an adjustment to the Cash Consideration for Tax purposes unless there is no reasonable basis for doing so under the relevant Tax law.

(h)    The Net Tangible Assets adjustment contemplated in Section 2.05 and the audited income adjustment contemplated in this Section 2.06 shall be independent adjustments to the Cash Consideration. On the date that is the later of (i) the date the Final Balance Sheet becomes final and binding on both Parties pursuant to Section 2.05 and (ii) the date the Final 2012 Audit Adjustment Statement becomes final and binding on both Parties pursuant to this Section 2.06, the Cash Consideration shall be deemed adjusted based on the net impact of both adjustments.

SECTION 2.07. Withholding.

(a)    Each Party shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement and the other Transaction Agreements such amounts as are required to be deducted and withheld under Applicable Law (such Party that deducts and withholds, the “Withholding Party”). The Withholding Party shall timely pay the full amount so deducted or withheld to the relevant Governmental Authority, in accordance with Applicable Law. As soon as practicable after any such payment, the Withholding Party shall deliver to the other Party the original or a certified copy of a receipt issued by the relevant Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the other Party.

(b)    If Purchaser or any Purchasing Subsidiary deducts or withholds any Indemnified Withholding Tax (or, if Seller or any Selling Subsidiary becomes liable for any Indemnified Withholding Tax), then Purchaser or such Purchasing Subsidiary shall remit to Seller or the applicable Selling Subsidiary an additional amount sufficient to place Seller or such Selling Subsidiary in the same after-Tax position as it would have been in had Purchaser or the applicable Purchasing Subsidiary been organized or resident for Tax purposes in the same jurisdiction as Seller or the applicable Selling Subsidiary in respect of which the applicable payment was made.

(c)    Seller and its Affiliates and Purchaser and its Affiliates shall cooperate in good faith to minimize any withholding that may be applied to any payments described in this Section 2.07.

(d)    To the extent such amounts are so deducted or withheld under this Section 2.07, such amounts shall be treated for all purposes of this Agreement and the other Transaction Agreements as having been paid by the Withholding Party to the other Party to the extent so paid to the appropriate Governmental Authority.

ARTICLE III Closings

SECTION 3.01. Transfers at the Initial Closing.

(a)    The Initial Closing shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m. on the Target Initial Closing Date (or such earlier date as agreed by the Parties); provided that if any of the conditions set forth in Section 8.01 or 9.01 hereof are not satisfied or, to the extent permitted by Applicable Law, waived on the second Business Day prior to the Target Initial Closing Date (or such earlier agreed date) (other than conditions that by their terms are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver of such conditions at the Initial Closing), the Initial Closing shall take place on the earliest subsequent date that (i) is the last day of a calendar month (provided that (x) if (1) the Initial Closing has not occurred by January 31, 2014 and (2) such conditions are satisfied or, to the extent permitted by Applicable Law, waived (other than conditions that by their terms are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver of such conditions at the Initial Closing) on or before February 25, 2014, then the Initial Closing shall take place on any Business Day on or prior to February 25, 2014 and (y) the Initial Closing Date may take place on December 2, 2013), (ii) is no earlier than the second Business Day following the first date on which such conditions are satisfied or, to the extent permitted by Applicable Law, waived (other than conditions that by their terms are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver of such conditions at the Initial Closing) and (iii) is no earlier than the fifteenth Business Day following the date on which Seller delivers to Purchaser the 2012 Audited Financial Statements and the Initial 2012 Audit Adjustment Statement pursuant to Section 2.06(a), or at such other time or on such other date as may be agreed by Seller and Purchaser (the “Initial Closing Date”). All transactions provided for herein to occur on and as of the Initial Closing Date shall be deemed to have occurred simultaneously and to be effective as of 11:59 p.m. New York City time on the Initial Closing Date.

(b)    At the Initial Closing, on the terms and subject to the conditions set forth herein:

(i)    The Parties shall consummate the following transactions: (A) Purchaser shall issue and deliver to Seller and/or any Selling Subsidiaries (which recipients are designated in writing by Seller at least three Business Days prior to the Initial Closing Date), certificates representing the Stock Consideration in the name of Seller and/or the Selling Subsidiaries, as applicable, (B) Purchaser or one or more Purchasing Subsidiaries shall pay or cause to be paid to Seller (on behalf of Seller and the Selling Subsidiaries), in immediately available funds by wire transfer to the bank account(s) of Seller or any Selling Subsidiaries (which recipients are designated in writing by Seller at least three Business Days prior to the Initial Closing Date), cash in U.S. dollars in an aggregate amount equal to the Initial Cash Consideration, (C) subject to Section 5.01 and Schedule 5.01(f), Seller or the applicable Selling Subsidiary shall deliver or cause to be delivered to Purchaser or the applicable Purchasing Subsidiary all bills of sale, assignments and other instruments of transfer or conveyance as may be required under Applicable Law to Transfer to Purchaser or such Purchasing Subsidiaries the Transferred Assets in the Initial Covered Territories (other than the Subsequent UK Interests) and (D) Purchaser or the applicable Purchasing Subsidiaries shall deliver or cause to be delivered to Seller or the applicable Selling Subsidiaries all assumption agreements and other instruments as may be required under Applicable Law to effect the assumption of the Assumed Liabilities in the Initial Covered Territories;

(ii)    Seller and the applicable Selling Subsidiaries and Purchaser and the applicable Purchasing Subsidiaries each shall execute and deliver each Transaction Agreement that is to be executed and delivered by it as of the Initial Closing; and

(iii)    Seller shall deliver to Purchaser an affidavit, dated within seven days prior to the Initial Closing Date, duly executed and acknowledged, certifying certain facts reasonably sufficient to establish that the Transfer of the Transferred Assets is not subject to withholding under Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”).

SECTION 3.02. Transfers at Subsequent Closings.

(a)    The closing of the purchase and sale of the Transferred Assets and the assignment and assumption of the Assumed Liabilities in the Subsequent Covered Territories and Transfer of the Subsequent UK Interests (such assets and liabilities, the “Subsequent Interests”) shall take place as soon as reasonably possible after the Initial Closing Date at the time or times agreed by the Parties (each such closing, a “Subsequent Closing”); provided that (i) all of the conditions set forth in Sections 8.02 and 9.02 applicable to such Subsequent Closing shall have been satisfied or waived at least two Business Days prior to such Subsequent Closing (other than conditions that by their terms are to be satisfied at such Subsequent Closing, but subject to the satisfaction or waiver of such conditions at such Subsequent Closing) and (ii) such Subsequent Closing shall be held on the last calendar day of the month (each such closing date, a “Subsequent Closing Date”). All transactions provided for herein to occur on and as of a Subsequent Closing Date shall be deemed to have occurred simultaneously and to be effective as of 11:59 p.m. in the largest applicable Subsequent Covered Territory on the applicable Subsequent Closing Date.

(b)    At each Subsequent Closing, on the terms and subject to the conditions set forth herein, the Parties shall, and Purchaser shall cause the Purchasing Subsidiaries to, consummate the following transactions: (A) only at the Subsequent Closing of India, Purchaser or one or more Purchasing Subsidiaries shall pay or cause to be paid to Seller (on behalf of Seller and the Selling Subsidiaries), in immediately available funds by wire transfer to the bank account(s) of Seller or any Selling Subsidiaries (which recipients are designated in writing by Seller at least three Business Days prior to such Subsequent Closing Date), cash in U.S. dollars in an aggregate amount equal to the India Holdback Amount, (B) only on the Final Subsequent Closing Date, Purchaser or one or more Purchasing Subsidiaries shall pay or cause to be paid to Seller (on behalf of Seller and the Selling Subsidiaries), in immediately available funds by wire transfer to the bank account(s) of Seller or any Selling Subsidiaries (which recipients are designated in writing by Seller at least three Business Days prior to such Subsequent

Closing Date), cash in U.S. dollars in an aggregate amount equal to the Final Subsequent Covered Territory Release Payment, if any, as of such Subsequent Closing Date, (C) subject to Section 5.01 and Schedule 5.01(f), Seller or the applicable Selling Subsidiaries shall deliver or cause to be delivered to Purchaser or the applicable Purchasing Subsidiaries all bills of sale, assignments and other instruments of transfer or conveyance as may be required under Applicable Law to Transfer to Purchaser or such Purchasing Subsidiaries the Transferred Assets in the applicable Subsequent Covered Territories (or the Subsequent UK Interests) and (D) Purchaser or the applicable Purchasing Subsidiaries shall deliver or cause to be delivered to Seller or the applicable Selling Subsidiaries all assumption agreements and other instruments as may be required under Applicable Law to effect the assumption of the Assumed Liabilities in the applicable Subsequent Covered Territories.

(c)    In the event that the Final Subsequent Closing Date does not occur on or prior to June 30, 2015, (i) Seller shall pay, or cause to be paid, to Purchaser cash in U.S. dollars in an amount equal to the Non-Closed Subsequent Covered Territory Payment, if any, and any outstanding Transferred Contract Adjustment Amount, (ii) Purchaser shall pay, or cause to be paid, to Seller cash in U.S. dollars in an amount equal to the sum of the Subsequent Covered Territory Transferred Contract Adjustment Amount, if any, and the Final Subsequent Covered Territory Release Payment, if any (it being understood that the amounts in clauses (i) and (ii) may be netted against each other to allow one net payment to be made from Purchaser to Seller, or from Seller to Purchaser, as applicable (which payment shall be made no later than July 31, 2015)), (iii) Seller and Purchaser shall negotiate in good faith regarding alternative commercial arrangements to minimize the impact on Seller and Purchaser of the failure to close the applicable Subsequent Covered Territory, (iv) any assets or liabilities that are not Transferred to Purchaser or a Purchasing Subsidiary due to the failure to close such Subsequent Covered Territory shall not constitute Transferred Assets, Transferred Contracts or Assumed Liabilities and (v) Seller and Purchaser shall cease to have any obligations to each other under the Transaction Agreements in respect of such Subsequent Covered Territory (including in respect of the payment of any P&L Amount otherwise required in connection with the Subsequent Closing for such Subsequent Covered Territory) other than pursuant to this Section 3.02(c). An example of this calculation is set forth on Schedule 3.02(c). In the event all Subsequent Covered Territories are Transferred to Purchaser prior to the date which is nine (9) months after the Initial Closing Date, nothing set forth in this Section 3.02(c) shall reduce any payments due under Section 5.17 hereof.

(d)    If the Asset Allocation Schedule has not become final and binding by the Final Subsequent Closing Date, then (i) the Draft Schedule shall be used for the purpose of determining the Covered Territory Consideration Portions prior to the date on which the Asset Allocation Schedule becomes final and binding and (ii) if, as a result of a difference between the Asset Allocation Schedule and the Draft Schedule, the amount of the Final Subsequent Covered Territory Release Payment or the Non-Closed Subsequent Covered Territory Payment would have been different if determined based on the Asset Allocation Schedule instead of the Draft Schedule, then Seller or Purchaser, as applicable, shall, within 30 days after the Asset Allocation Schedule becomes final and binding, pay or return, or cause to be paid or returned, as applicable, to the other Party cash in U.S. dollars in an amount equal to the underpayment or overpayment, as applicable, due to such difference.

ARTICLE IV Tax Matters

SECTION 4.01. Allocation of Consideration.

(a)    The fair market value of the Consideration (as adjusted pursuant to the adjustments contemplated under this Agreement) and the applicable Assumed Liabilities shall be allocated to the Covered Territories and among the Transferred Assets of the relevant Selling Company as of the Initial Closing Date in accordance with a schedule (the “Asset Allocation Schedule”) that is prepared in a manner consistent with Applicable Law, including, as applicable, Section 1060 of the Code and the regulations promulgated thereunder, and in accordance with the procedures of this Section 4.01.

(b)    Seller and Purchaser shall jointly engage Duff & Phelps, LLC (the “Joint Valuator”) to prepare the Asset Allocation Schedule. In furtherance thereof:

(i)    each Party shall use commercially reasonable efforts to keep the other Party reasonably informed, including by (A) responding promptly to requests from the other Party for regular updates, (B) inviting the other Party to participate in material conversations with the Joint Valuator and (C) including the other Party in material written communications with the Joint Valuator, in each case relating to the Joint Valuator’s progress in preparing the Asset Allocation Schedule;

(ii)    each Party shall cooperate with the other Party (and its Representatives) and the Joint Valuator; and

(iii)    each Party shall use commercially reasonable efforts to provide in a timely manner any information, data and assistance required or requested by the Joint Valuator to properly perform its valuation.

(c)    Seller and Purchaser shall instruct the Joint Valuator to take into account, in its preparation of the Asset Allocation Schedule, all of the Transaction Agreements and any other arrangements entered into by Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, in connection with the transactions contemplated by this Agreement.

(d)    Seller and Purchaser shall each bear one-half of all costs and expenses incurred in connection with the engagement of the Joint Valuator.

(e)    Seller and Purchaser shall instruct the Joint Valuator to prepare a draft of the Asset Allocation Schedule (the “Draft Schedule”), and to deliver such Draft Schedule, along with the assumptions and calculations supporting such Draft Schedule, a description of the methodology and a detailed breakdown by Covered Territory, to each of them no later than 30 days before the Initial Closing.

(f)    Seller and Purchaser shall instruct the Joint Valuator to deliver the Asset Allocation Schedule, along with the assumptions and calculations supporting such Asset Allocation Schedule, a description of the methodology and a detailed breakdown by Covered Territory, to each of them no later than 30 days after the later of (i) the date the Final Balance Sheet becomes final and binding on both Parties pursuant to Section 2.05 and (ii) the date the Final 2012 Audit Adjustment Statement becomes final and binding on both Parties pursuant to Section 2.06.

(g)    The Asset Allocation Schedule shall be final and binding upon Seller and Purchaser for all Tax purposes upon delivery by the Joint Valuator pursuant to Section 4.01(f) and shall be adjusted as necessary to reflect adjustments under this Agreement to the Cash Consideration. Except as required by Applicable Law or as mutually agreed to in writing by Seller and Purchaser:

(i)    Purchaser shall act, and shall cause the Purchasing Subsidiaries to act, and Seller shall act, and shall cause the Selling Subsidiaries to act, in accordance with the Asset Allocation Schedule for all Tax purposes, including with respect to any forms or reports (including IRS Form 8594) required to be filed pursuant to Section 1060 of the Code, the regulations promulgated thereunder or any provisions of Applicable Law, and to cooperate in the preparation of any such forms or reports and to timely file such forms or reports in the manner required by Applicable Law; and

(ii)    Purchaser shall not take, and shall cause the Purchasing Subsidiaries not to take, and Seller shall not take, and shall cause the Selling Subsidiaries not to take, any position that is inconsistent with the Asset Allocation Schedule in any communication (whether written or unwritten) with any Governmental Authority.

(h)    If the Asset Allocation Schedule has not become final and binding by the date on which any Tax Return must be timely filed (taking into account any available extension of time to file):

(i)    the Draft Schedule shall be used for the purpose of filing any relevant Tax Returns required to be filed prior to the date on which the Asset Allocation Schedule becomes final and binding; and

(ii)    if, as a result of a difference between the Asset Allocation Schedule and the Draft Schedule, it becomes necessary to amend and refile any of the Tax Returns referred to in (i) above, then such Tax Returns shall be amended and refiled and, if any such Tax Returns are described in Section 4.04, Seller and Purchaser shall bear equally the costs and expenses related to such amendment and refiling.

SECTION 4.02. Filing of Returns and Payment of Taxes.

(a)    Seller shall prepare and file, or cause to be prepared and filed, with the appropriate Governmental Authorities all Tax returns, Tax reports and Tax forms (i)

relating to the Transferred Assets and the Assumed Liabilities and (ii) of the Transferred Subsidiaries (collectively, “Tax Returns”) for the applicable Pre-Closing Tax Periods (other than any Straddle Period Returns) and in each case shall pay, or cause to be paid, when due all Taxes with respect to such Tax Returns. Subject to Section 4.02(b), Purchaser shall prepare and file, or cause to be prepared and filed, with the appropriate Governmental Authorities all other Tax Returns and shall pay, or cause to be paid, when due all Taxes with respect to such other Tax Returns.

(b)    Purchaser shall prepare and file, or cause to be prepared and filed, with the appropriate Governmental Authorities all Tax Returns for any Straddle Period (i) relating exclusively to the Transferred Assets and the Assumed Liabilities, (ii) that both includes an item described in clause (i) and also relates to any other assets or liabilities of Purchaser or any Affiliate of Purchaser and (iii) of the Transferred Subsidiaries (those Tax Returns described in (i), (ii) and (iii) collectively, “Straddle Period Returns”) and shall pay, or cause to be paid, to the applicable Governmental Authority all Taxes due with respect to such Tax Returns; provided that (i) Purchaser shall deliver any such Tax Returns to Seller at least 45 Business Days before such Tax Returns are due, (ii) Seller shall have the right to review and comment upon any such Tax Returns prior to the filing thereof and (iii) such Tax Returns shall not be filed without the prior written consent of Seller. Within 10 Business Days of written demand thereof, but in no event more than 10 Business Days prior to the due date thereof, Seller shall pay to Purchaser the amount of Excluded Taxes for any Straddle Period calculated using the principles set forth in Section 4.02(d).

(c)    If, in order to properly prepare its Tax Returns, it is necessary that a Party be furnished with additional information, documents or records relating to the Transferred Assets and the Assumed Liabilities, both Seller and Purchaser agree to use commercially reasonable efforts to furnish or make available such non-privileged information, documents or records at the recipient’s request, cost and expense; provided, however, that, except as expressly provided in Section 4.02(b) or this Section 4.02(c), no Party shall be entitled to review or examine the Tax Returns of any other Party. Notwithstanding anything in this Agreement to the contrary, a Party shall only be required to furnish or make available such information, documents or records, including financial statements or other financial data, that are maintained in the ordinary course of that Party’s business and exist at the time of the request.

(d)    In the case of any Straddle Period: (i) Excluded Taxes that are real property, personal property, intangible property and similar ad valorem Taxes (“Property Taxes”) for the Straddle Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period and (ii) Excluded Taxes (other than Property Taxes) for the Straddle Period shall be computed as if the Pre-Closing Tax Period ended as of the close of business on the applicable Closing Date, and in the case of any Taxes attributable to the ownership of any equity interest in any partnership, other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or foreign law), as if the taxable period of such partnership, other “flowthrough” entity or controlled foreign corporation ended as of the close of business on the applicable Closing Date (whether or not such Taxes arise in a Straddle Period of the applicable owner).

SECTION 4.03. Refunds and Credits. Any refunds or credits of Excluded Taxes shall be for the account of Seller and any refunds or credits of Taxes other than Excluded Taxes shall be for the account of Purchaser. Any refunds or credits received or realized by a Party that are for the account of the other Party pursuant to the preceding sentence shall be promptly paid to such other Party.

SECTION 4.04. Transfer Taxes. All Transfer Taxes shall be borne by Purchaser, in addition to the consideration provided for in Section 2.03. To the extent permitted by Applicable Law, Purchaser and Seller shall cooperate with each other to obtain exemptions from or reductions of any Transfer Taxes; provided that neither Party shall be obligated to seek any exemption or reduction that could reasonably be expected to result in any audit by a Governmental Authority of its books and records.

SECTION 4.05. Tax Contests.

(a)    Purchaser shall promptly notify Seller in writing upon receipt by Purchaser, any Purchasing Subsidiary or any Transferred Subsidiary of a written notice of any pending or threatened Tax audits or assessments with respect to Excluded Taxes or any other claims pursuant to Section 10.01 with respect to Taxes (“Tax Contest Claims”); provided that no failure or delay by Purchaser to provide notice of a Tax Contest Claim shall reduce or otherwise affect the obligation of Seller hereunder except to the extent the defense of such Tax Contest Claim is prejudiced thereby. Unless the Tax Contest Claim is in respect of either (x) a Straddle Period Return or (y) a taxable period which is neither a Pre-Closing Tax Period nor a Straddle Period, Seller shall have the right to control the conduct of any issues relating to Excluded Taxes or any other claims pursuant to Section 10.01 with respect to Taxes in such Tax Contest Claim; provided that if such Tax Contest Claim involves or could affect Taxes (other than Excluded Taxes or Taxes for which Seller would be required to indemnify Purchaser under Section 10.01) of Purchaser, any Purchasing Subsidiary or any Transferred Subsidiary, (i) Seller shall have confirmed in writing that it will pay any Excluded Taxes and any Taxes for which Seller would be required to indemnify Purchaser under Section 10.01, in each case, arising from such Tax Contest Claim, (ii) Seller shall keep Purchaser informed regarding the progress and substantive aspects of such Tax Contest Claim, including providing Purchaser with all written materials relating to such Tax Contest Claim received from the relevant Tax authority and all written materials submitted to such Tax authority by Seller, (iii) Purchaser shall be entitled to participate in such Tax Contest Claim, including having an opportunity to comment on any written materials prepared in connection with such Tax Contest Claim and attending any conferences relating to such Tax Contest Claim, and (iv) Seller shall not compromise or settle such Tax Contest Claim without obtaining Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)    Purchaser shall control the conduct of any issues in any Tax Contest Claim in respect of (x) Straddle Period Returns and (y) any taxable period which is neither a Pre-Closing Tax Period nor a Straddle Period; provided, in each case, that (i) Purchaser shall keep the Seller Representative informed regarding the progress and substantive aspects of such Tax Contest Claim, including providing the Seller Representative with all written materials relating to such Tax proceeding received from the relevant Tax authority and all written materials submitted to such Tax authority by Purchaser, but in each case only to the extent relating to Excluded Taxes or Taxes for which Seller would be required to indemnify Purchaser under Section 10.01, (ii) Seller shall be entitled to participate in any such Tax Contest Claim, including having an opportunity to comment on any written materials prepared in connection with any such Tax Contest Claim and attending any conferences relating to any such Tax Contest Claim, but only with regard to Excluded Taxes or Taxes for which Seller would be required to indemnify Purchaser under Section 10.01, and (iii) Purchaser shall not compromise or settle any such Tax Contest Claim in such manner as to affect Excluded Taxes or any other claims pursuant to Section 10.01 with respect to Taxes without obtaining Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)    All Tax Contest Claims shall be controlled by this Section 4.05 and not by Section 10.04.

SECTION 4.06. Section 338(g) Elections.

(a)    Purchaser shall not make any election under Section 338(g) of the Code with respect to the acquisition of any Transferred Subsidiary Interests pursuant to this Agreement without obtaining Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)    Notwithstanding Section 4.06(a), Purchaser shall make an election under Section 338(g) of the Code with respect to the acquisition of the equity interest in IBM Daksh Business Process Services (Philippines) Inc. pursuant to this Agreement.

ARTICLE V Additional Agreements

SECTION 5.01. Consents, Novations and Subcontracted Work.

(a)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to Transfer any Transferred Asset or any claim, right or benefit arising under or resulting from such Transferred Asset if and for so long as a Transfer thereof, without the consent of a third party, under Applicable Law or the express terms of the applicable Transferred Contract, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such Transferred Asset, or would in any material way adversely affect the rights of Seller or its Affiliates or, upon Transfer, of Purchaser or its Affiliates with respect to such Transferred Asset (such assets being collectively referred to herein as “Restricted Assets”). Notwithstanding anything in this Agreement to the contrary, unless and until any such consent with respect to any Restricted Asset, as appropriate, is obtained, such Restricted Asset shall not constitute a Transferred Asset, and any liability arising out of, or related to, such Restricted Asset shall not constitute an Assumed Liability for any purpose under this Agreement until such time as any required consent to Transfer shall have been obtained. This Section 5.01(a) does not relate to Shared Customer Care Split Contracts or Shared GPS Split Contracts, which are addressed in Section 5.01(c).

(b)    Seller shall, and shall cause the Selling Subsidiaries to, use commercially reasonable efforts to obtain, prior to the applicable Closing Date, all requisite consents to Transfer to Purchaser or a Purchasing Subsidiary all of the Restricted Assets on the applicable Closing Date. Purchaser shall, and shall cause the Purchasing Subsidiaries to, cooperate and use commercially reasonable efforts to assist the Selling Companies in obtaining such consents (and, without limiting the generality of the foregoing, with respect to any Restricted Asset for which a consent or other approval is required from a Governmental Authority, Purchaser shall, and shall cause the Purchasing Subsidiaries to, use commercially reasonable efforts to apply for and obtain any and all of such consents or approvals as soon as reasonably practicable). Nothing in this Section 5.01(b) shall require Purchaser, Seller or any of their Subsidiaries to grant any guarantee or other additional consideration to any third party or (except to the extent incurred in performing the actions and procedures set forth in Schedule 5.01(f)) incur additional costs or expenses in order to obtain any such consent. In the event that Seller determines to seek novation with respect to any Transferred Contract, Purchaser shall cooperate with, and shall cause the Purchasing Subsidiaries to cooperate with, Seller and the Selling Subsidiaries (including, where necessary, entering into appropriate instruments of assumption) to cause such novation to be obtained and to have Seller and the Selling Subsidiaries released from all liability to third parties with respect to such Transferred Contract to the extent consistent with the terms of this Agreement. With respect to any Assumed Liabilities for which Seller or any Selling Subsidiary has any secondary liability to third parties, Purchaser shall provide, and shall cause the Purchasing Subsidiaries to provide, Seller and the Selling Subsidiaries reasonable access and information in order for Seller or any Selling Subsidiary to ascertain continuing compliance by Purchaser and the Purchasing Subsidiaries with all material contract terms and conditions applicable thereto.

(c)    Seller shall, and shall cause the Selling Subsidiaries to, use commercially reasonable efforts to (x) separate the rights and obligations under each Shared Customer Care Split Contract relating exclusively to the provision of Customer Care Services and Transfer to Purchaser or a Purchasing Subsidiary any transferable interest in each such Shared Customer Care Split Contract that relates exclusively to the provision of Customer Care Services (a “Customer Care Split Interest”) and (y) separate the rights and obligations under each Shared GPS Split Contract relating exclusively to the provision of GPS Services and Transfer to Purchaser or a Purchasing Subsidiary any transferable interest in each such Shared GPS Split Contract that relates exclusively to the provision of GPS Services (a “GPS Split Interest”). If an attempted Transfer of a Customer Care Split Interest or a GPS Split Interest, without the consent of a third party (under Applicable Law or the express terms of the applicable Shared Split Contract), would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning the applicable Shared Split Contract, or would in any way adversely affect the rights of Seller or its Affiliates with respect to such Shared Split Contract or, upon Transfer, of Purchaser or its Affiliates with respect to such Customer Care Split Interest or GPS Split Interest, as applicable (each, a “Restricted Interest”), then (i) Seller shall, and shall cause the Selling Subsidiaries to, use commercially reasonable efforts to obtain, prior to the applicable Closing Date, all requisite consents to Transfer such Restricted Interest on the applicable Closing Date and (ii) Purchaser shall, and shall cause the Purchasing Subsidiaries to, cooperate and use commercially reasonable efforts to assist the Selling Companies in obtaining such consents (and, without limiting the generality of the foregoing, with respect to any Restricted Interest for which a consent or other approval is required from a Governmental Authority, Purchaser shall, and shall cause the Purchasing Subsidiaries to, use commercially reasonable efforts to apply for and obtain any and all of such consents or approvals as soon as reasonably practicable); provided that nothing in this Section 5.01(c) shall require Purchaser, Seller or any of their Subsidiaries to grant any guarantee or other additional consideration to any third party or (except to the extent incurred in performing the actions and procedures set forth in Schedule 5.01(f)) incur additional costs or expenses in order to obtain any such consent. Once consent is obtained for the Transfer of a Restricted Interest, such Restricted Interest shall be Transferred to Purchaser or a Purchasing Subsidiary (but not before), and such Restricted Interest shall be deemed to be a Transferred Asset for purposes of this Agreement.

(d)    If any required consent to Transfer a Restricted Asset or a Restricted Interest is not obtained on or prior to the applicable Closing Date, the Parties hereby agree to implement such arrangements with respect to the underlying rights and obligations to the extent practicable as shall permit Purchaser or a Purchasing Subsidiary, on and following the applicable Closing Date, to enjoy the benefits of the applicable Restricted Asset or Restricted Interest and to perform (and Purchaser or the applicable Purchasing Subsidiary shall agree to perform) the obligations of Seller or any applicable Selling Subsidiary thereunder (to the extent they would otherwise constitute Assumed Liabilities), as a subcontractor, vendor or otherwise (for no additional consideration), and Purchaser or the applicable Purchasing Subsidiary to assume the obligations of and obtain the net economic benefit thereof (the “Subcontracted Restricted Work”), until the earlier of (i) such time as such consent shall have been obtained and (ii) in the case of a Restricted Asset that is a contract or a Restricted Interest, such time as such contract shall have lapsed, expired or not have been renewed in accordance with its terms. Purchaser agrees to diligently perform and discharge, and shall cause the Purchasing Subsidiaries to diligently perform and discharge, the obligations of Seller and the Selling Subsidiaries in connection with the Subcontracted Restricted Work, directly or indirectly, as applicable, through Seller or the Selling Subsidiaries; and to the extent that consents to Transfer with respect to a particular Restricted Asset or Restricted Interest are obtained after the applicable Closing Date, the Parties agree that such obligations will no longer be considered to be Subcontracted Restricted Work at such time, but will instead be deemed to be Assumed Liabilities for all purposes of this Agreement. The Parties shall enter such reasonable arrangements with respect to Covered Employees performing services under any Restricted Asset or Restricted Interest as are necessary and appropriate to give effect to the arrangements provided for under this Section 5.01(d).

(e)    The Parties hereby agree to, on the Initial Closing Date, execute the Bilateral Subcontracting Agreement with respect to each Shared Customer Care Contract and each Shared Other Contract in order to implement subcontracting arrangements pursuant to the economic and other terms set forth in the Bilateral Subcontracting Agreement (and the applicable transaction document executed thereunder relating to such Shared Customer Care Contract or Shared Other Contract), whereby (i) Seller subcontracts to Purchaser (or a Purchasing Subsidiary) the provision of Customer Care Services (or, with respect to the Shared Other Contracts set forth on Schedule 5.01(e), the provision of GPS Services) under each Shared Other Contract (the “Subcontracted Customer Care Work”), and (ii) Purchaser subcontracts to Seller (or a Selling Subsidiary) the provision of Other Services under each Shared Customer Care Contract (the “Subcontracted Other Work”), in the case of each of clause (i) and (ii), until such time as such Shared Customer Care Contract or Shared Other Contract, as applicable, shall have lapsed, expired or not have been renewed in accordance with its terms. Purchaser agrees to diligently perform and discharge, and shall cause the Purchasing Subsidiaries to diligently perform and discharge, the Subcontracted Customer Care Work in accordance with the terms of the Bilateral Subcontracting Agreement. Seller agrees to diligently perform and discharge, and shall cause the Selling Subsidiaries to diligently perform and discharge, the Subcontracted Other Work in accordance with the terms of the Bilateral Subcontracting Agreement.

(f)    In furtherance of the foregoing Sections 5.01(a), 5.01(b), 5.01(c), 5.01(d) and 5.01(e), the Parties agree that the procedures and actions set forth in Schedule 5.01(f) shall apply with respect to the Transferred Assets, the Assumed Liabilities, the Shared Split Contracts, the Customer Care Split Interests, the GPS Split Interests, the Shared Customer Care Contracts and the Shared Other Contracts.

(g)    Notwithstanding anything in this Agreement to the contrary, but subject to Purchaser’s rights under Sections 5.17 and 8.01(e), the failure to obtain any consent or the termination (or notice thereof) with respect to any Transferred Contract or any circumstances resulting from any of the foregoing, shall not, individually or in the aggregate, constitute a Seller Material Adverse Effect or a breach by Seller or any Selling Subsidiary of any representation or warranty under any of the Transaction Agreements or a failure of any condition under any of the Transaction Agreements, including those in Article VIII.

SECTION 5.02. Subsequent Covered Territories; P&L Amount.

(a)    From and after the Initial Closing until the applicable Subsequent Closing Date, and subject to and as permitted by Applicable Law, including the Transfer Regulations and other laws necessary to accomplish mandatory transfers of employment, as applicable, Seller shall operate the Customer Care Business in each Subsequent Covered Territory for the benefit of Purchaser and the Purchasing Subsidiaries, as further provided in Section 5.02(b) below; provided, however, that Seller shall provide Purchaser access to the Customer Care Business in each Subsequent Covered Territory as may be reasonably requested by Purchaser in accordance with Section 5.11(a). In furtherance of the foregoing, Seller and Purchaser shall, at the reasonable request of the other Party, agree, among other things, to enter into secondment or services agreements where appropriate, in efforts to avoid a disruption to the operation of the Customer Care Business in each of the Subsequent Covered Territories.

(b)    With respect to each Subsequent Covered Territory, Seller shall calculate an amount (the “P&L Amount”) for each Subsequent Covered Territory (i) each month and deliver a monthly statement (prepared on a basis consistent with the preparation of the P&L Amount Statement) to Purchaser within 15 Business Days following the end of each month (which calculation and monthly statement, for the avoidance of doubt, shall not include the P&L Amount of any Subsequent Covered Territory that closed before the start of such month); provided that the monthly statement for the last month in each fiscal quarter of Purchaser shall be delivered within 15 calendar days following the end of such fiscal quarter (provided that if the fifteenth calendar day falls on a Saturday, then such statement shall be delivered on the immediately preceding Friday) and (ii) as and when required pursuant to Section 5.02(c). The P&L Amount for any Subsequent Covered Territory shall be equal to the income or loss, in each case before taking into account income Taxes, attributable to the Customer Care Business in the Subsequent Covered Territory from the Initial Closing Date to the applicable Subsequent Closing Date (or, in the case of the calculation of the P&L Amount for the monthly statement delivered pursuant to clause (i) of the preceding sentence, the end of the applicable month), and shall include the revenue, costs and expenses of the relevant Transferred Assets and Assumed Liabilities (including costs and expenses related to employees) during such period. In calculating the P&L Amount with respect to a Subsequent Covered Territory, all corporate allocations will be discontinued and instead the P&L Amount shall include as an expense the charges that would have been incurred under the Master Transition Services Agreement, the IP Agreements or the Real Estate Agreements, as applicable, with respect to such Subsequent Covered Territory as if closing of the Transfer of the Transferred Assets and the Assumed Liabilities in such Subsequent Covered Territory had occurred on the Initial Closing Date. The P&L Amount shall be calculated in accordance with Seller’s Accounting Policies and Practices. Upon confirmation of the Final P&L Amount in accordance with this Section 5.02, Seller shall pay to Purchaser any positive Final P&L Amount, and Purchaser shall pay to Seller any negative Final P&L Amount.

(c)    Within 60 days after the Closing of a Subsequent Covered Territory that occurs after the Initial Closing Date (but, with respect to a Subsequent Covered Territory that closes at the end of a fiscal quarter of Purchaser, no later than 15 calendar days after such fiscal quarter end), Seller shall prepare its calculation of the P&L Amount with respect to such Subsequent Covered Territory, and shall deliver to Purchaser a statement including such calculation (each, a “P&L Amount Statement”), together with a profit and loss statement showing the basis of such calculation. Each Party shall reasonably cooperate with the other and its accounting advisors to provide them with any information used in or relevant to the preparation of the P&L Amount Statement that is reasonably requested (including copies of documents and access to individuals to the extent reasonable) for purposes of Seller’s preparation or Purchaser’s review, as applicable, of the P&L Amount Statement.

(d)    If Purchaser objects to the P&L Amount Statement, Purchaser shall deliver to Seller, no later than 45 days following receipt of the P&L Amount Statement, a notice setting forth in reasonable detail such objections (a “P&L Objection Notice”), together with reasonable supporting documentation or an identification (to the extent actually known) of any necessary documentation that has not yet been provided by Seller. If Purchaser does not timely deliver a P&L Objection Notice to Seller or if Purchaser notifies Seller that it has no objections, the P&L Amount Statement shall be final and binding on the Parties for purposes of this Section 5.02 and shall be deemed the “Final P&L Amount Statement” with respect to such Subsequent Covered Territory.

(e)    If Purchaser timely delivers a P&L Objection Notice to Seller, Purchaser and Seller shall attempt in good faith to resolve such matters within 45 days after receipt of the same by Seller, and if unable to do so, Purchaser and Seller shall refer all remaining disputes (the “P&L Disputed Items”) to an independent public accounting firm mutually acceptable to Seller and Purchaser (the “P&L Dispute Accounting Firm”), which shall be instructed to arbitrate and resolve such disputes within 45 Business Days of the referral. The P&L Dispute Accounting Firm shall have authority hereunder to interpret this Section 5.02 and other provisions of this Agreement only to the extent necessary to resolve disputes under this Section 5.02. Purchaser and Seller shall have the right to meet jointly but not separately with the P&L Dispute Accounting Firm during this period and to present their respective positions. No ex parte communications with the P&L Dispute Accounting Firm shall be permitted. Each of Seller and Purchaser shall furnish or cause to be furnished to the P&L Dispute Accounting Firm only the data, correspondence and other materials it presented to or received from the other Party pursuant to this Section 5.02, and no other materials. The determination by the P&L Dispute Accounting Firm for each P&L Disputed Item shall be equal to one of the values, or within the range between the values, assigned to such P&L Disputed Item by the Parties as presented by Seller in the initial P&L Amount Statement delivered pursuant to Section 5.02(c) and by Purchaser in the P&L Objection Notice delivered pursuant to Section 5.02(d). The resolution of disputes by the P&L Dispute Accounting Firm will be set forth in writing, will be deemed an award in arbitration and will be final and binding upon the Parties for purposes of this Section 5.02 upon the date of such resolution, and such resolution shall be deemed the “Final P&L Amount Statement” with respect to such Subsequent Covered Territory.

(f)    In making its determination, the P&L Dispute Accounting Firm shall consider only those items that Seller and Purchaser have referred to the P&L Dispute Accounting Firm, and the P&L Dispute Accounting Firm shall be bound by the terms and conditions of this Agreement, including the provisions in Section 5.02(b) governing the calculation of P&L Amounts hereunder, and the other terms of this Section 5.02. Seller, on the one hand, and Purchaser, on the other hand, will each pay its own fees and expenses (including any fees and expenses of its accountants and other Representatives) in connection with the resolution of any dispute under this Section 5.02 (excluding the fees and expenses of the P&L Dispute Accounting Firm). The fees and expenses of the P&L Dispute Accounting Firm incurred pursuant to this Section 5.02 shall be borne equally by Purchaser and Seller on a one-half basis.

(g)    Seller or Purchaser, as applicable, shall pay the applicable Final P&L Amount no later than 30 days after the date on which the applicable Final P&L Amount Statement with respect thereto becomes final and binding upon the Parties as provided in this Section 5.02. Such payment, by Seller or Purchaser, shall be paid by Seller or Purchaser, as applicable, in cash in U.S. dollars.

SECTION 5.03. Commercially Reasonable Efforts.

(a)    Subject to the terms and conditions set forth in this Agreement, including Section 5.01, each of Seller and Purchaser shall use commercially reasonable efforts to cause the Initial Closing to occur by the Target Initial Closing Date and the Subsequent Closings to occur as soon as reasonably possible thereafter, including using commercially reasonable efforts to obtain all consents, permits, authorizations and approvals of, and to make all filings, notifications or registrations with, all Governmental Authorities and other Persons which are necessary for the consummation of the transactions contemplated by the Transaction Agreements; provided that, without limiting any other provision of this Agreement, neither Purchaser nor Seller shall be required to grant any additional consideration to any third party in connection therewith (other than filing or application fees). For the avoidance of doubt, Purchaser agrees that it may not elect to receive any Non-Closed Subsequent Covered Territory Payment or retain any portion of the Initial Holdback Amount or the India Holdback Amount in lieu of performing its obligations under this Section 5.03, and the availability to Purchaser of any Non-Closed Subsequent Covered Territory Payment, the Initial Holdback Amount or the India Holdback Amount shall not be taken into account when determining the efforts required by Purchaser hereunder.

(b)    Purchaser shall use commercially reasonable efforts to obtain as promptly as practicable all Permits required by Applicable Law for Purchaser or any of its Subsidiaries or Affiliates to own the Transferred Assets and assume the Assumed Liabilities; provided that, without limiting any other provision of this Agreement, neither Purchaser nor Seller shall be required to expend any material sum or agree to a material concession to any Governmental Authority to obtain any such Permits. Purchaser acknowledges that no Permits are being Transferred pursuant to this Agreement or the other Transaction Agreements to the extent such Transfer is prohibited or restricted or would be invalid or ineffective. During the period between the date of this Agreement and each applicable Closing, Purchaser and Seller shall use commercially reasonable efforts to cooperate to identify the material Permits that are required to operate the Customer Care Business (excluding general business Permits not specifically required by the operation of the Customer Care Business). Purchaser acknowledges that Seller makes no representation or warranty with respect to Permits that may be required to be held by Purchaser or the Purchasing Subsidiaries to operate the Customer Care Business after the applicable Closing.

SECTION 5.04. Regulatory Matters.

(a)    Without limiting the generality of Section 5.03, each of Seller and Purchaser shall, or shall cause their respective Subsidiaries and Affiliates to, use commercially reasonable efforts (i) as promptly as practicable, to make any filing with the FTC and the DOJ required under the HSR Act with respect to the transactions contemplated by the Transaction Agreements, (ii) as promptly as practicable, to take all actions necessary to submit a notification within the meaning of Article 4(1) of the EC Merger Regulation in respect of the transactions contemplated by the Transaction Agreements, (iii) as promptly as practicable, to make, or cause its Subsidiaries and Affiliates to make, any filing or notice required or advisable under any other antitrust, trade regulation, competition, communications, foreign investment or other law or regulation applicable to the Transaction Agreements or the transactions contemplated thereby and (iv) to provide any supplemental information requested in connection with such filings made under the HSR Act, the EC Merger Regulation or such other Applicable Law as promptly as practicable after such request is made. Each of Seller and Purchaser shall, and shall cause their respective Subsidiaries and Affiliates to, furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary or appropriate under the HSR Act, the EC Merger Regulation or such other Applicable Law or which is otherwise requested by the FTC, the DOJ, the European Commission or any other Governmental Authority in the course of any review of the transactions contemplated by the Transaction Agreements. Seller and Purchaser shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, the FTC, the DOJ, the European Commission or any other Governmental Authority.

(b)    Without limiting the generality of Section 5.03, promptly following the execution and delivery by the Parties of this Agreement, the Parties shall, to the extent necessary or advisable, enter into discussions with the Governmental Authorities from whom consents or non-actions are or may be required to be obtained in connection with the consummation of the transactions contemplated by the Transaction Agreements and use commercially reasonable efforts to obtain all such required consents or non-actions from such Governmental Authorities, in each case with respect to the transactions contemplated by the Transaction Agreements, so as to enable the Initial Closing to occur by the Target Initial Closing Date and the Subsequent Closings to occur as soon as reasonably possible thereafter.

(c)    Without limiting the generality of Section 5.03, to the extent necessary in order to accomplish the foregoing, Purchaser shall propose, negotiate, agree or commit to and effect, by mitigation agreement, consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by it or any of its Subsidiaries or Affiliates of, any portion of the business, properties or assets of Purchaser or any of its Subsidiaries or Affiliates or the Transferred Assets; provided, however, that Purchaser shall not be required pursuant to this Section 5.04 to (i) propose, commit to or effect any action that is not conditioned upon the consummation of the transactions contemplated by the Transaction Agreements, (ii) commit to or effect any sale, divestiture or disposition of, or prohibition or limitation with respect to the ownership or operation by it or any of its Affiliates of, any material portion of (x) the Transferred Assets or the Customer Care Business, (y) the properties or assets of Purchaser or any of its Subsidiaries, taken as a whole, or (z) the global business services business of Purchaser and its Subsidiaries, or (iii) commit to or effect any such sale, divestiture, disposition or prohibition or limitation on its ownership or conduct as contemplated by this Section before Seller substantially complies with a Request for Additional Information issued by the FTC or DOJ pursuant to the regulations adopted under the HSR Act.

(d)    Purchaser shall, to the extent not prohibited by Applicable Law or the relevant Governmental Authority, (1) seek prior consultation with Seller regarding any proposals it, or any of its Subsidiaries or Affiliates, intends to make to any Governmental Authority in order to obtain the satisfaction of the conditions set forth in Section 8.01(b), 8.02, 9.01(b) or 9.02 and (2) offer to include Seller and its external legal counsel at meetings (including scheduled telephone calls) with any Governmental Authority relating to the Transaction Agreements or the transactions contemplated by the Transaction Agreements. Each Party shall, to the extent not prohibited by Applicable Law or the relevant Governmental Authority, (i) give the other Party reasonable advance notice of all meetings (which includes scheduled telephone calls) with any Governmental Authority relating to the HSR Act, the EC Merger Regulation or any other antitrust, trade regulation, competition, communications, foreign investment or other Applicable Law applicable to the Transaction Agreements or the transactions contemplated thereby (“Relevant Matters”), (ii) not participate independently in any meeting (which includes scheduled telephone calls) with any Governmental Authority relating to Relevant Matters without first giving the other Party (and the other Party’s external legal counsel) an opportunity to attend and participate in such meeting, (iii) to the extent practicable, give the other Party reasonable advance notice of all oral communications (other than scheduled telephone calls, which are dealt with in (i) and (ii) above) with any Governmental Authority relating to Relevant Matters and give the other Party (and its external legal counsel) an opportunity to participate in such communications, (iv) if any Governmental Authority initiates an oral communication relating to Relevant Matters or to the extent it is not practicable to give the other Party advance notice of any oral communication (other than scheduled telephone calls, which are dealt with in (i) and (ii) above) in accordance with (iii) above, promptly notify the other Party of the substance of such communication, (v) provide the other Party (and its external legal counsel) with a reasonable advance opportunity to review and comment upon and consider in good faith all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) to be made or submitted by or on behalf of the other Party to any Governmental Authority relating to Relevant Matters and (vi) promptly provide the other Party with copies of all written communications to or from any Governmental Authority relating to Relevant Matters; provided that each Party shall not be obligated to disclose competitively sensitive material to the other Party and may, as it deems advisable or necessary, withhold or redact such competitively sensitive material, and such material shall only be provided on an outside counsel basis. Each of Seller and Purchaser shall not, and shall cause their respective Subsidiaries and Affiliates not to, (I) extend any waiting period or agree to refile under the HSR Act or the EC Merger Regulation (except with the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed), (II) enter into any agreement with the FTC, the DOJ or the European Commission agreeing not to consummate the transactions contemplated by the Transaction Agreements (except with the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed), or (III) otherwise willfully delay or obstruct the procedures under the HSR Act or the EC Merger Regulation, or fail to take any action necessary for obtaining clearance or approval from the FTC, the DOJ or the European Commission (except with the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed).

(e)    Each of Seller and Purchaser shall not take, or omit to take, any action if such action or omission is reasonably likely to materially interfere with or materially delay the consummation of the transactions contemplated by the Transaction Agreements or the satisfaction of any condition thereto.

(f)    Each of Seller and Purchaser, and their respective Subsidiaries and Affiliates, will coordinate and cooperate fully with each other in developing information with respect to regulatory issues and providing such assistance as the other Party may reasonably request in connection with regulatory reviews. Each Party will consult and cooperate with the other Party and will consider in good faith the views of the other Party in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with this Agreement.

SECTION 5.05. Further Action. From time to time after the Initial Closing, Purchaser and Seller agree to execute and deliver, and to cause their respective Subsidiaries to execute and deliver, at no further consideration, such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by the Transaction Agreements, including, with respect to any Transferred Assets identified by Seller after the Initial Closing Date, the delivery of all bills of sale, assignments and other instruments of Transfer as may be required under Applicable Law to Transfer to Purchaser or the relevant Purchasing Subsidiary such Transferred Assets. To facilitate the efficient Transfer of the Transferred Assets and Assumed Liabilities, Purchaser shall establish and designate as Purchasing Subsidiaries entities organized within, or having branch offices within, the same Covered Territory as the Selling Company that holds, and Transfers to the applicable Purchasing Subsidiary, such Transferred Assets and Assumed Liabilities.

SECTION 5.06. Other Transaction Agreements.

(a)    On the date hereof, each of Seller and Purchaser shall execute and deliver, or cause to be executed and delivered, the following agreements:

(i)    the Employee Matters Agreement, a copy of which is attached as Exhibit B hereto (the “Employee Matters Agreement”);

(ii)    the Master Transition Services Agreement, a copy of which is attached as Exhibit C hereto (together with any related service description attachments and other ancillary documents to be entered into pursuant thereto, as the context may require, the “Master Transition Services Agreement”);

(iii)    the Intellectual Property Agreement, substantially in the form attached as Exhibit D-1 hereto (the “Intellectual Property Agreement”);

(iv)    the Patent License Agreement, substantially in the form attached as Exhibit D-2 hereto (the “Patent License Agreement”); and

(v)    the Collaboration Agreement, substantially in the form attached as Exhibit F hereto (the “Collaboration Agreement”).

(b)    On the Initial Closing Date, each of Seller and Purchaser shall execute and deliver, or cause to be executed and delivered, the following agreements:

(i)    a Master Real Estate License Agreement, substantially in the form attached as Exhibit E-1 hereto (the “Master Real Estate License Agreement”);

(ii)    such Real Estate Subleases (each, a “Real Estate Sublease”), Real Estate Lease Assignments (each, a “Real Estate Lease Assignment”) and Real Estate Leases (each, a “Real Estate Lease”), substantially in the forms attached as Exhibits E-2, E-3 and E-4 hereto, respectively, as may be necessary to comply with Section 7.15 hereof;

(iii)    a Bilateral Master Agreement for Subcontracting, substantially in the form attached as Exhibit G hereto (the “Bilateral Subcontracting Agreement”); and

(iv)    a Non-Technical Services Agreement, substantially in the form attached as Exhibit H hereto (the “Services Agreement”).

(c)    Subject to the terms and on the conditions hereof, each of Seller and Purchaser shall, and shall cause its Affiliates who are parties to any Transaction Agreements to, comply with the terms of the Transaction Agreements and perform, pay and satisfy all of their respective obligations and liabilities thereunder as and when due.

SECTION 5.07. Accounts Receivable and Accounts Payable; Cash and Cash Equivalents.

(a)    The Parties recognize that the proceeds of certain Excluded A/R may be paid to Purchaser or a Subsidiary thereof, the proceeds of certain Acquired A/R may be paid to Seller or a Subsidiary thereof, certain Excluded A/P may be billed to and paid by Purchaser or a Subsidiary thereof and certain Assumed A/P may be billed to and paid by Seller or a Subsidiary thereof. In addition, certain Acquired A/R due to Purchaser or a Subsidiary thereof may be offset by amounts owed to a customer or third party by Seller or a Subsidiary thereof that do not constitute an Assumed Liability (an “Offset Payment”). Purchaser and Seller agree to cooperate, and to cause their respective Subsidiaries to cooperate, in identifying and reporting to each other each of the foregoing occurrences during the 90-day period following the applicable Closing Date (and for additional periods thereafter as may be reasonably requested by either Party) and to take such actions as are necessary to ensure that (i) the benefits relating to any Excluded A/R are received by Seller or a Subsidiary thereof, (ii) the benefits of any Acquired A/R are received by Purchaser or a Subsidiary thereof, (iii) the liability represented by any Excluded A/P is borne by Seller or a Subsidiary thereof, (iv) the liability represented by any Assumed A/P is borne by Purchaser or a Subsidiary thereof and (v) Purchaser or any Subsidiary thereof is made whole for any Offset Payment. No payments under this Section 5.07 shall be subject to any caps or baskets set forth in Article X hereof.

(b)    If any cash or cash equivalents are Transferred to Purchaser or its Subsidiaries as part of the Transfer of the Transferred Subsidiaries contemplated by this Agreement, Purchaser shall, after the receipt of, or becoming aware of receipt of, such cash or cash equivalents, pay Seller an amount equal to the amount of such cash or cash equivalents.

SECTION 5.08. Employees and Employee Benefits. Except as set forth in Sections 2.02(k), 2.04(b), 2.04(c), 5.02, 5.10, 7.12, 7.13 (and to the extent related to Section 7.12 or 7.13, Sections 10.01, 10.03, 10.04, 10.05, 10.07 and 11.01), 7.14, 10.02 and the definition of “Assumed Liabilities” in Annex 1, (i) all employee matters are addressed exclusively in the Employee Matters Agreement and (ii) no employee matters are included in the subject matter of this Agreement.

SECTION 5.09. Non-Disparagement. For a period of 30 months from the Initial Closing, each of Purchaser and Seller shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, make any public or private statement or take any action or engage in any activity or course of conduct with the intent of causing, or through negligence likely to cause, damage to the business or reputation of Seller or the Customer Care Business, as applicable; provided, however, that the foregoing shall not apply to factual statements made in government proceedings or proceedings in which the Parties are adverse to each other. For the avoidance of doubt, Purchaser shall not be liable for any violations of this Section 5.09 as a result of actions taken by a Representative of Seller.

SECTION 5.10. Ordinary Conduct.

(a)    Except as otherwise contemplated or permitted by the Transaction Agreements, from the date of this Agreement to the applicable Closing Date, unless Purchaser otherwise previously consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall cause the Customer Care Business to be conducted in all material respects in the ordinary course of business consistent with past practices, and in particular, Seller shall cause the Customer Care Business not to (i) sell or dispose of, or enter into any agreement to sell or dispose of, any of the Transferred Assets (other than the sale or disposition of obsolete Transferred Assets), (ii) take any affirmative action to terminate any Transferred Contract (other than terminations as a result of breach or non-performance by the counterparty to such contract; provided that prior to taking any such affirmative action, Seller shall notify Purchaser of, and consult with Purchaser, regarding such termination), (iii) take any affirmative action to waive or amend any material term of any Transferred Contract or (iv) breach any term of a Transferred Contract that would give the counterparty to such contract a right of termination, acceleration of terms or material penalties due to such breach, except, in the case of each of clauses (i) through (iv), for such actions in the ordinary course of business for the Customer Care Business; provided that any such actions in clauses (i) through (iv) taken in the ordinary course of business that affect Excluded Assets as well as the Customer Care Business are not permitted if such actions are material and disproportionately detrimental to the Customer Care Business. Notwithstanding the foregoing, Purchaser acknowledges and agrees that Seller (A) shall cause each Transferred Subsidiary to distribute or otherwise Transfer its cash and cash equivalents and other assets not constituting Transferred Assets to Seller or an Affiliate of Seller, (B) may Transfer any Transferred Asset to newly formed Subsidiaries of Seller to effect the Transfer of such Transferred Assets to Purchaser and (C) may transfer the employment of those employees of Seller or its Subsidiaries in any Covered Territory who fulfill the criteria set forth in the Employee Identification Guidelines to the applicable Transferred Subsidiary and the employment of employees who do not fulfill the criteria set forth in the Employee Identification Guidelines from a Transferred Subsidiary to Seller or its other Subsidiaries, in each case, on or prior to the applicable Closing Date, to the extent permitted by Applicable Law.

(b)    Without limiting the foregoing, from the date of this Agreement to the applicable Closing Date, unless Purchaser otherwise previously consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall not, and shall cause the Customer Care Business not to, (i) enter into, adopt, amend or terminate any material Seller Benefit Plan, material Required Benefit Plan, material Seller Benefit Agreement, material Required Benefit Agreement or material Employee Representative Agreement or (ii) increase in any manner the compensation or benefits of, or pay or otherwise grant any material benefit (including any equity or equity-based award) to, any Covered Employee, in each of clauses (i) and (ii), except (A) to the extent required by Applicable Law, (B) as may be required under the terms and conditions of any Seller Benefit Plan, Required Benefit Plan, Seller Benefit Agreement, Required Benefit Agreement or Employee Representative Agreement, as in effect on the date hereof, (C) as effected in the ordinary course of business consistent with past practice (which, for the avoidance of doubt, shall not include broad-based equity or equity-based awards similar to the Centennial restricted stock unit grant in 2011), (D) as expressly provided for in this Agreement or the Employee Matters Agreement, (E) as would relate to a substantial number of similarly situated employees of Seller or its Subsidiaries generally within the applicable Covered Territory or (F) for which Seller or its Subsidiaries shall be solely liable and which shall not affect in any way the obligations of Purchaser under this Agreement or the Employee Matters Agreement or, following the applicable Closing Date, result in any other obligations of Purchaser (whether legal, contractual or otherwise) in addition to those Purchaser would otherwise have had but for this clause (F).

SECTION 5.11. Access.

(a)    Except as provided in Section 4.02(c), from the date hereof until the applicable Closing, upon reasonable notice and subject to Section 2.4 of Annex 1, Seller shall (i) provide Purchaser reasonable access, during normal business hours, to the facilities, financial data and files and other books and records (or portions thereof) of the Selling Companies, in each case to the extent relating to the Transferred Assets or the Assumed Liabilities, but excluding accounting ledgers, and (ii) furnish to Purchaser such additional information reasonably related to the Transferred Assets or the Assumed Liabilities (or legible copies thereof) as Purchaser may reasonably request (other than, in the case of each of clauses (i) and (ii), (A) proprietary or confidential customer and vendor information, (B) information the disclosure of which is legally or contractually prohibited and (C) such portions of documents or information which are subject to attorney-client privilege and the provision of which, as determined by Seller’s counsel, may eliminate the privilege pertaining to such documents); provided that such access does not disrupt the normal operations of Seller or its Subsidiaries in any material respect.

(b)    Except as provided in Section 4.02(c), after the applicable Closing and until the date that is five years after the Initial Closing, upon reasonable notice and subject to Section 2.4 of Annex 1, (i) Purchaser shall provide to Seller reasonable access, during normal business hours, to information (or legible copies thereof) reasonably related to the operation of the Customer Care Business, the Excluded Assets, the Excluded Liabilities or Seller’s obligations under any Transaction Agreement, in each case, as Seller may reasonably request and (ii) Seller shall provide to Purchaser reasonable access, during normal business hours, to information (or legible copies thereof) reasonably related to the operation of the Customer Care Business, the Transferred Assets, the Assumed Liabilities or any of Purchaser’s obligations under any Transaction Agreement, in each case, as Purchaser may reasonably request (other than, in the case of each of clauses (b)(i) and (b)(ii), (A) proprietary or confidential customer and vendor information, (B) information the disclosure of which is legally or contractually prohibited and (C) such portions of documents or information which are subject to attorney-client privilege and the provision of which, as determined by either Party’s counsel, may eliminate the privilege pertaining to such documents); provided that access pursuant to clause (b)(i) or (b)(ii) does not disrupt the normal operations of Seller or its Subsidiaries or Purchaser or its Subsidiaries, as applicable, in any material respect.

SECTION 5.12. Key Customers. Prior to the applicable Closing Date, Seller shall use its commercially reasonable efforts to arrange face-to-face or telephonic meetings with representatives of Purchaser and each of the Key Customers for purposes of discussing the transfer of the Transferred Assets and Assumed Liabilities contemplated by this Agreement and the plan for the Transferred Assets and Assumed Liabilities following the Closing.

SECTION 5.13. Stock Listing Exchange. Purchaser shall use commercially reasonable efforts to cause the Purchaser Common Stock issued as Stock Consideration to be approved for listing on the New York Stock Exchange, subject only to official notice of issuance, prior to the Initial Closing Date.

SECTION 5.14. Transfer Restrictions. Prior to the second anniversary of the Initial Closing Date, without the prior approval of Purchaser, Seller and its Subsidiaries shall not sell, assign or transfer the Stock Consideration received by Seller (and/or its designated Selling Subsidiaries); provided that Seller and its Subsidiaries shall be permitted to sell, assign or transfer (x) all or any portion of the Stock Consideration to Seller or any of its Subsidiaries at any time and (y) (i) on and after the date that is six months after the Initial Closing Date, up to 25% of the Stock Consideration received by Seller (and/or its designated Selling Subsidiaries) (in the aggregate, but excluding any sales, assignments or transfers permitted by clause (x)), (ii) on and after the date that is 12 months after the Initial Closing Date, up to 50% of the Stock Consideration received by Seller (and/or its designated Selling Subsidiaries) (in the aggregate and including any sales, assignments or transfers made under clause (y)(i), but excluding any sales, assignments or transfers permitted by clause (x)) and (iii) on or after the date that is 18 months after the Initial Closing Date, up to 75% of the Stock Consideration received by Seller (and/or its designated Selling Subsidiaries) (in the aggregate and including any sales, assignments or transfers made under clauses (y)(i) and (y)(ii), but excluding any sales, assignments or transfers permitted by clause (x)).

SECTION 5.15. Noncompetition.

(a)    For a period of 30 months commencing on the Initial Closing Date (the “Non-Competition Period”), Seller shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, engage in, or form a Joint Venture whose purpose is to engage in, the provision to third parties of any service offerings exclusively provided by Global Process Services CRM and Global Process Services IIOS, in each case, as of the date of this Agreement, by Seller or the Selling Subsidiaries (all such service offerings, “Customer Care Services”, and the provision of Customer Care Services, excluding any activity permitted by Section 5.15(b), “Competitive Activities”) anywhere in the world.

(b)    Notwithstanding anything in this Section 5.15 to the contrary, Seller and its Subsidiaries will have the right to:

(i)    engage in any activity (including research, development, manufacture, marketing, distribution, sale, support, licensing and maintenance) with respect to any products and services, subject to Section 5.15(e), other than the provision of Customer Care Services;

(ii)    engage in any Competitive Activities performed by Seller or any of its Subsidiaries in accordance with, or that are permitted by, the Transaction Agreements or any other agreements entered into with Purchaser or the Purchasing Subsidiaries, including Competitive Activities required in the performance of obligations under (x) contracts and arrangements that have not yet been Transferred to Purchaser or the Purchasing Subsidiaries in any jurisdiction where the applicable Closing has not occurred (provided that the failure of such Transfer to occur is not due to the material breach of this Agreement by Seller or its Subsidiaries, and provided further that such Competitive Activities shall be performed solely for the benefit of Purchaser or the Purchasing

Subsidiaries (other than with respect to contracts and arrangements that have not yet been Transferred in any jurisdiction where the applicable Closing fails to occur after the period set forth in Section 3.02(c))), (y) contracts and arrangements that are otherwise retained by Seller or any of its Subsidiaries in accordance with the terms of this Agreement, or (z) contracts or arrangements entered into in accordance with, or that are permitted by, the Collaboration Agreement;

(iii)    engage in the performance of Global Services, subject to Section 5.15(e), other than the provision of Customer Care Services;

(iv)    engage in any activity (including research, development, manufacture, marketing, distribution, sale, support, licensing, maintenance and software-related services), with respect to any software or applications of any kind, whether or not integrated on a machine or appliance, including “software as a service” that does not recreate the majority of all features and functions unique to Customer Care Services of the Assigned Customer Care Software (which unique features and functions shall not, for the avoidance of doubt, include features and functions related to general software development or features and functions that could be utilized outside of Customer Care Services);

(v)    engage in any research and development activity, including research and development with respect to any products, software or services (including any Customer Care Services) and the provision of any research and development services that do not constitute Customer Care Services;

(vi)    engage in any Financing Services, or enter into contracts, agreements or arrangements with third parties providing that such third parties will provide Financing Services; or

(vii)    own, directly or indirectly, as an investment, securities of any Person engaged in Competitive Activities if (A) (1) neither Seller nor any of its Subsidiaries has the power directly or indirectly to direct or control the management of such Person and (2) neither Seller nor any of its Subsidiaries, individually or in the aggregate, beneficially owns, directly or indirectly, securities representing 5% or more of the total voting power of such Person or (B) such securities are held by any retirement, pension, medical or other benefit plan, where a fiduciary of the beneficiaries of such plan exercises independent investment oversight of the assets of such plan.

(c)    Notwithstanding anything in this Section 5.15 to the contrary, the acquisition (whether by merger or otherwise) and operation by Seller or any of its Subsidiaries of a Person, or the entering into of a Joint Venture by Seller or any such Subsidiary, that at the time of such acquisition or Joint Venture is engaged in Competitive Activities shall not be a breach of the terms of this Section 5.15; provided that (i) the average of the portion of the total annual revenues of such Person and its Subsidiaries or such Joint Venture on a consolidated basis that is attributable to Competitive Activities of such Person and its Subsidiaries or such Joint Venture (such portion for any fiscal year, the “Competitive Revenues Percentage”) for each of the last three fiscal years ending prior to the time of such acquisition (or for such shorter period of time as such revenue information is available) is less than 40%, and such Person or Joint Venture does not engage in Competitive Activities after the date that is 18 months following such acquisition or Joint Venture, or (ii) the average of the Competitive Revenues Percentage of such Person and its Subsidiaries or such Joint Venture for each of the last three fiscal years ending prior to the time of such acquisition (or for such shorter period of time as such revenue information is available) is less than 15%. Notwithstanding anything in this Section 5.15 to the contrary, it shall not be a breach of the terms of this Section 5.15 for Seller to make any acquisition of a Person whose activities primarily consist of software that does not constitute Customer Care Services, whether as “software as a service” or delivered or integrated on a machine or appliance, and to operate such acquired Person.

(d)    Notwithstanding anything in this Section 5.15 to the contrary, Seller and its Subsidiaries shall have the right to engage in any Competitive Activities after a Change of Control has occurred.

(e)    Seller and its Subsidiaries shall not have the right to engage in any Customer Care Services unless such services are integrated with other non-Customer Care Services.

(f)    For the avoidance of doubt, (i) Seller and its Subsidiaries shall have the right at all times to continue to perform under contracts, agreements or arrangements existing as of the Initial Closing Date which are not Transferred Assets (after giving effect to the Transfer of the Transferred Assets, Covered Employees and Assumed Liabilities) and (ii) Seller and its Subsidiaries shall not be restricted under this Section 5.15 from offering or providing any services, software and other solutions that are offered or provided by Seller outside of Global Process Services CRM and Global Process Services IIOS as of the Initial Closing Date (or any extensions, upgrades, enhancements and follow-on offerings in respect of such solutions following the Initial Closing Date), after giving effect to the Transfer of the Customer Care Business and the Transferred Assets.

SECTION 5.16. Intercompany Arrangements.

(a)    Purchaser and Seller acknowledge and agree that, immediately prior to the Transfer of the Transferred Subsidiary Interests, any intercompany accounts between any of the Transferred Subsidiaries, on the one hand, and Seller or any of its Subsidiaries (other than the Transferred Subsidiaries), on the other hand, shall be cancelled.

(b)    Purchaser and Seller acknowledge and agree that, immediately prior to the Transfer of the Transferred Subsidiary Interests, any contract, commitment or arrangement (including any Tax sharing, Tax allocation, Tax indemnity or similar agreement) (other than those constituting Transaction Agreements) between any of the Transferred Subsidiaries, on the one hand, and Seller or any of its Subsidiaries (other than the Transferred Subsidiaries), on the other hand, shall be terminated and be of no further force or effect and all obligations thereunder shall be satisfied and extinguished, notwithstanding any terms thereof to the contrary.

(c)    No funds will be transferred or consideration granted in connection with the transactions effected pursuant to this Section 5.16.

SECTION 5.17. Transferred Contract Adjustment Amount.

(a)    Within ten (10) months after the Initial Closing Date, Seller shall prepare its calculation of the Transferred Contract Adjustment Amount, and shall deliver to Purchaser a statement including such calculation (the “Initial Transferred Contract Adjustment Amount Statement”). Each Party shall reasonably cooperate with the other and its accounting advisors to provide them with any information used in or relevant to the preparation of the Initial Transferred Contract Adjustment Amount Statement that is reasonably requested for purposes of Seller’s preparation or Purchaser’s review, as applicable, of the Initial Transferred Contract Adjustment Amount Statement.

(b)    If Purchaser objects to the Initial Transferred Contract Adjustment Amount Statement, Purchaser shall deliver to Seller, no later than 60 days following receipt of the Initial Transferred Contract Adjustment Amount Statement, a notice setting forth in reasonable detail such objections (a “Transferred Contract Adjustment Amount Objection Notice”), together with reasonable supporting documentation. If Purchaser does not timely deliver a Transferred Contract Adjustment Amount Objection Notice to Seller or if Purchaser notifies Seller that it has no objections, the Initial Transferred Contract Adjustment Amount Statement shall be final and binding on the Parties for purposes of this Section 5.17 and shall be deemed the “Final Transferred Contract Adjustment Amount Statement”.

(c)    If Purchaser timely delivers a Transferred Contract Adjustment Amount Objection Notice to Seller, Purchaser and Seller shall attempt in good faith to resolve such matters within 45 days after receipt of the same by Seller (the “Transferred Contract Adjustment Amount 45-Day Period”), and if unable to do so, Purchaser and Seller shall refer all remaining disputes (the “Transferred Contract Adjustment Amount Disputed Items”) to an independent public accounting firm mutually acceptable to Seller and Purchaser (the “Transferred Contract Adjustment Amount Dispute Accounting Firm”) within 30 days of the expiration of the Transferred Contract Adjustment Amount 45-Day Period, which firm shall be instructed to arbitrate and resolve such disputes within 45 Business Days of the referral. The Transferred Contract Adjustment Amount Dispute Accounting Firm shall have authority hereunder to interpret this Section 5.17 and other provisions of this Agreement only to the extent necessary to resolve disputes under this Section 5.17. Purchaser and Seller shall have the right to meet jointly but not separately with the Transferred Contract Adjustment Amount Dispute Accounting Firm during this period and to present their respective positions. No ex parte communications with the Transferred Contract Adjustment Amount Dispute Accounting Firm shall be permitted. Each of Seller and Purchaser shall furnish or cause to be furnished to the Transferred Contract Adjustment Amount Dispute Accounting Firm only the data, correspondence and other materials it presented to or received from the other Party pursuant to this Section 5.17, and no other materials. The determination by the Transferred Contract Adjustment Amount Dispute Accounting Firm for each Transferred Contract Adjustment Amount Disputed Item shall be equal to one of the values, or within the range between the values, assigned to such Transferred Contract Adjustment Amount Disputed Item by the Parties as presented by Seller in the Initial Transferred Contract Adjustment Amount Statement delivered pursuant to Section 5.17(a) and by Purchaser in the Transferred Contract Adjustment Amount Objection Notice delivered pursuant to Section 5.17(b). The resolution of disputes by the Transferred Contract Adjustment Amount Dispute Accounting Firm will be set forth in writing, will be deemed an award in arbitration and will be final and binding upon the Parties for purposes of this Section 5.17, upon the date of such resolution, and such resolution shall be deemed the “Final Transferred Contract Adjustment Amount Statement”.

(d)    Seller shall pay Purchaser the Transferred Contract Adjustment Amount, if any, set forth on the Final Transferred Contract Adjustment Amount Statement contemporaneously with payments made under Section 3.02(c); provided that such payments shall be paid no earlier than thirty (30) days after the date on which the applicable Final Transferred Contract Adjustment Amount Statement becomes final and binding upon the Parties as provided in this Section 5.17. Such payment shall be paid by Seller in cash in U.S. dollars.

(e)    All payments made pursuant to Section 5.17(d) shall be treated as an adjustment to the Cash Consideration for Tax purposes unless there is no reasonable basis for doing so under the relevant Tax law.

SECTION 5.18. Identification of Additional Transferred Assets. Following the date hereof and until the Final Subsequent Closing Date or, if the Final Subsequent Closing Date does not occur on or prior to June 30, 2015, June 30, 2015 (the “Final Transfer Date”), Seller will use commercially reasonable efforts to (i) identify additional tangible assets owned by the Selling Companies and used in and necessary for the conduct of the Customer Care Business as conducted on the date hereof and (ii) to the extent the usage of any such assets by the Customer Care Business can be reallocated to segregated assets not used by Seller’s businesses (other than the Customer Care Business) and such segregated assets may be separated and Transferred to Purchaser, in each case, on a commercially reasonable basis, Transfer such assets to Purchaser as a “Transferred Asset”. Seller will consider in good faith whether any assets identified by Purchaser prior to the Final Transfer Date meet the criteria set forth in the foregoing sentence. To the extent any such tangible assets identified prior to the Final Transfer Date cannot be segregated, and Purchaser reasonably demonstrates it is unable to replace the functionality of such identified assets with existing or acquired resources, Seller shall take one of the following actions (as determined by Seller in its sole discretion) with respect to each such tangible asset identified prior to the Final Transfer Date: (i) provide Purchaser functionality reasonably equivalent to such asset for an amount equal to Seller’s cost, for three (3) years from the Initial Closing Date or such shorter period as is determined by Purchaser in its sole discretion or (ii) provide Purchaser with existing or acquired asset or assets with functionality reasonably equivalent to such asset.

ARTICLE VI Representations and Warranties of Purchaser

Except as set forth in the disclosure letter delivered by Purchaser to Seller on the date hereof (collectively, the “Purchaser Disclosure Letter”) (with the disclosure in any section or subsection of the Purchaser Disclosure Letter being deemed to qualify or apply to other sections and subsections of this Article VI to the extent that it is reasonably apparent from the face of such disclosure that such disclosure should qualify or apply to such other sections and subsections), Purchaser hereby represents and warrants to Seller as follows:

SECTION 6.01. Incorporation. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware, and each of the Purchasing Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Purchaser and the Purchasing Subsidiaries has all requisite corporate or similar power and authority to own its properties and conduct its business in all material respects as it is currently conducted, and to acquire and own those Transferred Assets as are to be acquired by it, and to conduct such of the Customer Care Business as is to be acquired by it, and each is duly qualified in each jurisdiction in which its ownership of property or the nature of its business makes such qualification necessary, except where the failure to so qualify is not, individually or in the aggregate, reasonably likely to have a Purchaser Material Adverse Effect.

SECTION 6.02. Authority. Each of Purchaser and each of the Purchasing Subsidiaries has all requisite corporate or similar power and authority to execute and deliver each of the Transaction Agreements to which it is a party and to perform its respective obligations thereunder, including the issuance of the Stock Consideration. All corporate or similar acts and other proceedings required to be taken by or with respect to each of Purchaser and each of the Purchasing Subsidiaries to authorize the execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated thereby have been duly and properly taken. Each of the Transaction Agreements dated the date hereof to which Purchaser or any Purchasing Subsidiary is a party has been duly executed and delivered by Purchaser or the applicable Purchasing Subsidiary, as the case may be, and, assuming each of the Transaction Agreements is a legal, valid and binding obligation of each of Seller or the applicable Selling Subsidiaries, constitutes the legal, valid and binding obligation of Purchaser or the applicable Purchasing Subsidiary, as the case may be, enforceable against Purchaser or the applicable Purchasing Subsidiary, as the case may be, in accordance with its terms, and each of the Transaction Agreements to be entered into after the date hereof to which Purchaser or any Purchasing Subsidiary is a party will, on the date such Transaction Agreement is entered into, be duly executed and delivered by Purchaser or the applicable Purchasing Subsidiary, as the case may be, and, assuming each of the Transaction Agreements is a legal, valid and binding obligation of each of Seller or the applicable Selling Subsidiaries, will constitute the legal, valid and binding obligation of Purchaser, or the applicable Purchasing Subsidiary, as the case may be, enforceable against Purchaser or the applicable Purchasing Subsidiary, as the case may be, in accordance with its terms.

SECTION 6.03. Capitalization.

(a)    As of the date of this Agreement, the authorized capital stock of Purchaser consists of (i) 100,000,000 shares of Purchaser Common Stock, of which 38,368,831 shares are issued and outstanding and 748,811shares are held by Purchaser in its treasury, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Purchaser Preferred Stock”), none of which are issued and outstanding or held by Purchaser in its treasury. As of the date of this Agreement, stock options to acquire 934,973 shares of Purchaser Common Stock from Purchaser and 317,183 shares of Purchaser Common Stock subject to restricted stock units are issued and outstanding.

(b)    Except as set forth in Section 6.03(a), as of the date of this Agreement, (i) no shares of capital stock of or other equity or voting interests in Purchaser are authorized, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, conversion rights, stock-based performance units, stock appreciation rights, contracts, undertakings or other rights of any kind (x) obligating Purchaser to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, or other equity or voting interests in, or any security convertible or exchangeable for any capital stock of, or other equity or voting interest in, Purchaser, (y) obligating Purchaser to issue, grant or enter into any such option, warrant, security, unit, contract, undertaking or right or (z) that give any Person the right to receive any economic interest of a nature accruing to the holders capital stock of, or other equity interest in, Purchaser or otherwise based on the performance or value of shares of capital stock of, or other equity interest in, Purchaser, in the case of each of the foregoing clauses (x), (y) and (z), whether as a result of the issuance of the Stock Consideration as contemplated hereby or otherwise. As of the date of this Agreement, there are no outstanding contractual obligations of Purchaser or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of Purchaser or (ii) vote or dispose of any shares of the capital stock of, or other equity or voting interest in, Purchaser. Purchaser is not party to any voting agreements with respect to any shares of its capital stock or other equity or voting interests.

(c)    All outstanding shares of Purchaser Common Stock are, and all shares of Purchaser Common Stock and Purchaser Preferred Stock that may be issued prior to the Initial Closing Date will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and issued in compliance with all Applicable Laws concerning the issuance of securities. At the Initial Closing Date, Purchaser will have sufficient authorized but unissued shares of Purchaser Common Stock for Purchaser to meet its obligation to issue and deliver the Stock Consideration under this Agreement. The Purchaser Common Stock to be issued as the Stock Consideration pursuant to this Agreement, upon issuance will (i) be duly authorized, validly issued, fully paid and nonassessable, and issued in compliance with all Applicable Laws concerning the issuance of securities, and (ii) not be subject to any option, call, preemptive, resale, subscription or similar rights under any provision of Applicable Law, the constitutive documents of Purchaser, any contract, agreement or instrument to which Purchaser is subject, bound or a party or otherwise. No anti-takeover or similar statute or regulation is applicable to this Agreement, the issuance of the Stock Consideration or the other transactions contemplated hereby. Upon the issuance of the Stock Consideration, Seller (or the Selling Subsidiaries designated pursuant to Section 3.01(b)(i)) shall acquire good and valid title to the Purchaser Common Stock constituting the Stock Consideration, free and clear of all Liens.

SECTION 6.04. No Conflict. The execution and delivery of this Agreement by Purchaser do not, and the execution and delivery by each of Purchaser and each of the Purchasing Subsidiaries of the other Transaction Agreements to which it is a party do not and, subject to the consents, approvals, authorizations, clearances, designations, declarations and filings referenced in Section 6.05, the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not:

(a)    conflict with, or result in a violation of, any of the provisions of the certificate of incorporation or by-laws or comparable organizational documents of Purchaser or any Purchasing Subsidiary;

(b)    conflict with, or result in any violation of, any Applicable Law applicable to Purchaser or any Purchasing Subsidiary or any of their properties or assets that would, individually or in the aggregate, be reasonably likely to have a Purchaser Material Adverse Effect; or

(c)    conflict with, or result in a violation or breach of, or constitute a default under, or give rise to any right of, or result in, termination, revocation, cancellation or acceleration under, any contract, Permit or any other agreement or instrument to which Purchaser or any Purchasing Subsidiary is a party or by which Purchaser or any Purchasing Subsidiary or any of their properties or assets may be affected or bound that would, individually or in the aggregate, be reasonably likely to have a Purchaser Material Adverse Effect.

SECTION 6.05. Governmental Consents. No material consent, clearance, approval or authorization of, or designation, declaration or filing with, any Governmental Authority on the part of Purchaser or any Purchasing Subsidiary is required in connection with the execution and delivery of this Agreement or any of the other Transaction Agreements, or the consummation by Purchaser or any of the Purchasing Subsidiaries of the transactions contemplated hereby or thereby, other than (i) those required to be obtained or made pursuant to the HSR Act; (ii) those required to be obtained or made pursuant to the EC Merger Regulation or any consents, clearances, approvals and filings under any other foreign antitrust law; (iii) the filing of the notification form for the listing of additional shares or similar application with the New York Stock Exchange in respect of the issuance of the Stock Consideration; (iv) those required by any applicable United States state or federal or foreign securities, or “blue sky” laws; and (v) such other consents, clearances, approvals, authorizations, designations, declarations or filings the failure of which to be obtained or made is not, individually or in the aggregate, reasonably likely to have a Purchaser Material Adverse

Effect. The offer, sale and issuance of Purchaser Common Stock as Stock Consideration will be exempt from the registration requirements of the Securities Act, and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

SECTION 6.06. No Broker. None of Purchaser or any of its Subsidiaries or other Affiliates has engaged any corporation, firm or other Person who is entitled to any fee or commission as a finder or broker in connection with the negotiation of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby and thereby. Purchaser shall be responsible for all liabilities and claims (including costs and expenses of defending against same) arising in connection with any claim by a finder or broker that it acted on behalf of Purchaser or any of its Subsidiaries or other Affiliates in connection with the transactions contemplated hereby or thereby.

SECTION 6.07. Purchaser SEC Reports.

(a)    Purchaser has timely filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by Purchaser (including exhibits thereto and documents incorporated by reference therein) since December 1, 2010 (the “Purchaser SEC Documents”). As of their respective dates of filing, the Purchaser SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto as in effect on the date so filed, and none of the Purchaser SEC Documents at the time it was filed (or, if subsequently amended or supplemented prior to the date hereof, at the time of such amendment or supplement) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Purchaser SEC Documents and, to the Knowledge of Purchaser, as of the date of this Agreement, none of the Purchaser SEC Documents is the subject of any ongoing review by the SEC.

(b)    Since December 1, 2010, Purchaser has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(c)    (i)Purchaser maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (ii) Purchaser has disclosed to Purchaser’s auditors and the audit committee of Purchaser’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information and (y) any fraud, to the Knowledge of Purchaser, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal control over financial reporting. Purchaser has not identified any significant deficiencies or material weaknesses in the design or operation of the internal controls over financial reporting. Purchaser’s principal executive officer and principal financial officer have made, with respect to the Purchaser SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC.

(d)    The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes and schedules thereto) of Purchaser included in the Purchaser SEC Documents (x) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) have been prepared from the books and records of Purchaser and its Subsidiaries and in all material respects in accordance with U.S. GAAP consistently applied and (z) on the basis described in clause (y), present fairly, in all material respects, the consolidated financial position of Purchaser as of the dates thereof and the consolidated results of operations and cash flows of Purchaser for the periods covered thereby (subject in the case of unaudited statements to normal year-end audit adjustments (which would not be expected to be material) and the absence of footnote disclosure and other presentation items that may be required by U.S. GAAP).

SECTION 6.08. Litigation. As of the date of this Agreement, there are no actions, suits, proceedings or investigations with respect to which Purchaser or any of its Subsidiaries is named as a party pending and, to Purchaser’s Knowledge, no actions, suits, proceedings or investigations have been threatened in writing against Purchaser or any of its Subsidiaries since December 1, 2012, at law or in equity, including any administrative proceedings or condemnation actions with any Governmental Authority, in each case that are, individually or in the aggregate, reasonably likely to have a Purchaser Material Adverse Effect. As of the date of this Agreement, there is no existing default by Purchaser or any of its Subsidiaries with respect to any judgment, order, writ, injunction or decree of any Governmental Authority or arbitrator that is, individually or in the aggregate, reasonably likely to have a Purchaser Material Adverse Effect.

SECTION 6.09. Absence of Changes or Events. From December 1, 2012 to the date of this Agreement, (a) there has been no Purchaser Material Adverse Effect and (b) other than as set forth in Purchaser’s most recent Quarterly Report on Form 10-Q, dated May 31, 2013, Purchaser and its Subsidiaries have carried on their business in all material respects in the ordinary course of business.

SECTION 6.10. Compliance with Laws. Since December 1, 2012, Purchaser and its Subsidiaries have conducted their business and operations in compliance with all Applicable Laws, except where any failure to so comply is not, individually or in the aggregate, reasonably likely to have a Purchaser Material Adverse Effect. This Section 6.10 does not relate to incorporation and good standing matters (which are the subject of Section 6.01).

SECTION 6.11. Availability of Funds. Purchaser and the Purchasing Subsidiaries have, and at the Initial Closing will have, sufficient funds to effect the Initial Closing on the terms contemplated hereby.

SECTION 6.12. Solvency. Assuming (i) satisfaction of the conditions to Purchaser’s obligation to consummate the Initial Closing, and after giving effect to the transactions contemplated by the Transaction Agreements and the payment of the aggregate Consideration, (ii) the accuracy of the representations and warranties of Seller set forth in Article VII hereof in all material respects and (iii) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by the Transaction Agreements (including, in each case, payment of all related fees and expenses), Purchaser will, as of the Initial Closing Date and immediately after the consummation of the transactions contemplated to occur at the Initial Closing by the Transaction Agreements (i) be able to pay its liabilities as they become due in the usual course of its business, (ii) not have unreasonably small capital with which to conduct its business and (iii) have assets (calculated at fair market value) that exceed its liabilities.

SECTION 6.13. Warranties. EXCEPT AS SET FORTH IN ARTICLE VII HEREOF, SECTION 13 OF THE INTELLECTUAL PROPERTY AGREEMENT AND SECTION 5.3 OF THE PATENT LICENSE AGREEMENT, PURCHASER ACKNOWLEDGES THAT NONE OF THE SELLING COMPANIES, THEIR REPRESENTATIVES OR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE TRANSFERRED ASSETS OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND ANY SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED. PURCHASER ACKNOWLEDGES THAT, SHOULD THE INITIAL CLOSING (AND SUBSEQUENT CLOSINGS) OCCUR, PURCHASER SHALL ACQUIRE THE TRANSFERRED ASSETS WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN THE ACQUISITION AGREEMENTS. PURCHASER FURTHER ACKNOWLEDGES THAT, SHOULD THE INITIAL CLOSING (AND SUBSEQUENT CLOSINGS) OCCUR, PURCHASER SHALL ACQUIRE THE APPLICABLE TRANSFERRED ASSETS WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, AS TO THE ENFORCEABILITY OR VALIDITY THEREOF, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN THE ACQUISITION AGREEMENTS.

ARTICLE VII Representations and Warranties of Seller

Except as set forth in the disclosure letter delivered by Seller to Purchaser on the date hereof (collectively, the “Seller Disclosure Letter”) (with the disclosure in any section or subsection of the Seller Disclosure Letter being deemed to qualify or apply to other sections and subsections of this Article VII to the extent that it is reasonably apparent from the face of such disclosure that such disclosure should qualify or apply to such other sections and subsections), Seller hereby represents and warrants to Purchaser as follows:

SECTION 7.01. Incorporation. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York, and each of the other Selling Companies is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Selling Company has all requisite corporate or similar power and authority to own its properties and conduct its business in all material respects as it is currently conducted, and each is duly qualified in each jurisdiction in which its ownership of property or the nature of its business makes such qualification necessary, except where the failure to so qualify is not, individually or in the aggregate, reasonably likely to have a Seller Material Adverse Effect.

SECTION 7.02. Authority. Each of Seller and each of the Selling Subsidiaries has all requisite corporate or similar power and authority to execute and deliver each of the Transaction Agreements to which it is a party and to perform its respective obligations thereunder. All corporate or similar acts and other proceedings required to be taken by or with respect to each of Seller and each of the Selling Subsidiaries to authorize the execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated thereby have been duly and properly taken (or, in the case of the Selling Subsidiaries, will have been duly and properly taken as of the applicable Closing Date). Each of the Transaction Agreements dated the date hereof, to which Seller or any Selling Subsidiary is a party has been duly executed and delivered by Seller or the applicable Selling Subsidiary, as the case may be, and, assuming each of the Transaction Agreements is a legal, valid and binding obligation of each of Purchaser or the applicable Purchasing Subsidiary, constitutes the legal, valid and binding obligation of Seller or the applicable Selling Subsidiary, as the case may be, enforceable against Seller or the applicable Selling Subsidiary, as the case may be, in accordance with its terms, and each of the Transaction Agreements to be entered into after the date hereof to which Seller or any Selling Subsidiary is a party will, on the date such Transaction Agreement is entered into, be duly executed and delivered by Seller or the applicable Selling Subsidiary, as the case may be, and will, assuming each of the Transaction Documents is a legal, valid and binding obligation of each of Purchaser or the applicable Purchasing Subsidiary, constitute the legal, valid and binding obligation of Seller or the applicable Selling Subsidiary, as the case may be, enforceable against Seller or the applicable Selling Subsidiary, as the case may be, in accordance with its terms.

SECTION 7.03. No Conflict. The execution and delivery of this Agreement by Seller do not, and the execution and delivery by Seller and each of the Selling Subsidiaries of the other Transaction Agreements to which it is a party do not, and, subject to the consents, clearances, approvals, authorizations, designations, declarations and filings referenced in Section 7.04, the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not:

(a)    conflict with, or result in a violation of, any of the provisions of the certificate of incorporation or by-laws or comparable organizational documents of any Selling Company;

(b)    conflict with, or result in a violation of, any Applicable Law applicable to any Selling Company that is, individually or in the aggregate, reasonably likely to have a Seller Material Adverse Effect;

(c)    conflict with, or result in a violation or breach of, or constitute a default under, or give rise to any right of, or result in, termination, revocation, cancellation, acceleration of any obligation or a Loss of benefit under, any franchise, Permit or any other agreement or instrument to which any Selling Company is a party or by which any of the Transferred Assets may be affected or bound (other than the Transferred Contracts) that is, individually or in the aggregate, reasonably likely to have a Seller Material Adverse Effect; or

(d)    conflict with, or result in a violation or breach of, or constitute a default under, or give rise to any right of, or result in, termination, revocation, cancellation, acceleration of any obligation or a Loss of benefit under, any Transferred Contract set forth on Schedule 2.01(a)(ii) as of the date hereof, which conflict, violation, default, termination, revocation, cancellation, acceleration or loss of benefit is material to the Transferred Assets, taken as a whole.

SECTION 7.04. Governmental Consents. No consent, clearance, approval or authorization of, or designation, declaration or filing with, any Governmental Authority on the part of Seller or any Selling Subsidiary is required in connection with the execution and delivery of this Agreement or any of the other Transaction Agreements, or the consummation by Seller and the Selling Subsidiaries of the transactions contemplated hereby or thereby, other than (i) those required to be obtained or made pursuant to the HSR Act; (ii) those required to be obtained or made pursuant to the EC Merger Regulation or any consents, clearances, approvals and filings under any other foreign antitrust law; (iii) the filing by Purchaser of the notification form for the listing of additional shares or similar application with the New York Stock Exchange in respect of the issuance of the Stock Consideration; (iv) those required by any applicable United States state or federal, foreign securities or “blue sky” laws and (v) such other consents, clearances, approvals, authorizations, designations, declarations or filings the failure of which to be obtained or made is not, individually or in the aggregate, reasonably likely to have a Seller Material Adverse Effect.

SECTION 7.05. No Broker. Neither Seller nor any of its Subsidiaries has engaged any corporation, firm or other Person who is entitled to any fee or commission as a finder or broker in connection with the negotiation of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby and thereby, other than Lazard Frères & Co. LLC. Seller shall be responsible for all liabilities and claims (including costs and expenses of defending against same) arising in connection with the engagement of Lazard Frères & Co. LLC or any claim by a finder or broker that it acted on behalf of Seller or any of its Subsidiaries in connection with the transactions contemplated hereby and thereby.

SECTION 7.06. Financial Information.

(a)    Section 7.06 of the Seller Disclosure Letter sets forth (i) the unaudited balance sheet of the Customer Care Business as of December 31, 2012; and (ii) the unaudited statement of income of the Customer Care Business for the year ended December 31, 2012 (the financial statements described in clauses (i) and (ii), collectively, the “Financial Statements”). The Financial Statements have been prepared (x) from the books and records of Seller, (y) in accordance with Seller’s Accounting Policies and Practices and in all material respects in accordance with U.S. GAAP consistently applied and (z) on the basis described in clause (y), present fairly, in all material respects, the financial position of the Customer Care Business on a pre-tax basis as of its date and the results of the Customer Care Business’s operations on a pre-tax basis for the period covered thereby (subject to normal year-end audit adjustments (which would not be expected to be material) and the absence of footnote disclosure and other presentation items that may be required by U.S. GAAP). The allocation of any expenses shared by the Customer Care Business and Seller’s other businesses was made on a reasonable basis, and such allocation is accurately reflected on the Financial Statements.

(b)    As of the date of this Agreement, the Selling Companies have no material liabilities that would constitute an Assumed Liability and that would be required to be reflected or reserved against in a balance sheet for the Customer Care Business under U.S. GAAP, other than those (i) liabilities that are disclosed, reflected or reserved against in the unaudited balance sheet (including the notes thereto) of the Customer Care Business as of December 31, 2012 set forth in Section 7.06 of the Seller Disclosure Letter and (ii) liabilities incurred in the ordinary course of business consistent with past practices since the date of such balance sheet.

SECTION 7.07. Title to Assets. Either Seller or another Selling Company has or will have, as of the applicable Closing Date, good and valid title to (or valid leases or licenses in respect of) all Transferred Assets free and clear of all Liens, other than Permitted Liens.

SECTION 7.08. Litigation. As of the date of this Agreement, there are no claims, actions, suits, proceedings or investigations with respect to which any Selling Company is named as a party pending and, to Seller’s Knowledge, no claims, actions, suits, proceedings or investigations have been threatened in writing to any Selling Company since January 1, 2010, in each case against or directly affecting the Transferred Assets, at law or in equity, including any administrative proceedings or condemnation actions with any Governmental Authority, in each case, that is, individually or in the aggregate, reasonably likely to have a Seller Material Adverse Effect. As of the date of this Agreement, there is no judgment, order, writ, injunction or decree of any Governmental Authority or arbitrator against any Selling Company directly affecting the

Transferred Assets and no existing default by any Selling Company with respect to any judgment, order, writ, injunction or decree of any Governmental Authority or arbitrator against any Selling Company directly affecting the Transferred Assets, in each case, that is, individually or in the aggregate, reasonably likely to have a Seller Material Adverse Effect. This Section 7.08 does not relate to employee compensation and benefits matters, labor matters or environmental matters (which are the subject of Sections 7.12, 7.13 and 7.17, respectively).

SECTION 7.09. Contracts.

(a)    The applicable Selling Company has performed or is performing in all material respects all obligations required to be performed by it under all Transferred Contracts involving payments for Customer Care Services in excess of $5,000,000 in the aggregate during the fiscal year ended December 31, 2012 as of the applicable Closing Date and, at such time, is not (with or without notice, lapse of time or both) in material breach or default thereunder and, to Seller’s Knowledge, as of the date hereof, no other party to any of the Transferred Contracts is (with or without notice or lapse of time or both) in breach or default in any material respect thereunder.

(b)    The Transferred Contracts do not contain any covenant (i) limiting in any material respect the right of the applicable Selling Company to engage or compete in any line of business or to make use of any material Intellectual Property Rights owned by the applicable Selling Company used in the Customer Care Business, (ii) granting any exclusive rights limiting the ability of the Selling Company to provide Customer Care Services within a particular geography or industry, or (iii) providing “most favored nations” terms for the Customer Care Services.

SECTION 7.10. Permits. The Selling Companies have in effect all material Permits necessary for the operation of the Transferred Assets as currently conducted in all material respects. The preceding sentence does not relate to environmental matters (which are the subject of Section 7.17). Purchaser acknowledges that no Permits are being Transferred pursuant to the transactions contemplated by this Agreement and the other Transaction Agreements to the extent such Transfer is prohibited or restricted, or would be invalid or ineffective, and that Purchaser or the applicable Purchasing Subsidiary must obtain through separate application for itself any applicable Permits, including environmental Permits, which are required for Purchaser’s or the applicable Purchasing Subsidiary’s operation or ownership of the Transferred Assets.

SECTION 7.11. Tax Matters.

(a)    Each of the Selling Companies has timely filed (taking into account extensions) all material Tax Returns which it was required to file relating to all material Excluded Taxes and has paid all material Excluded Taxes it was required to pay in connection with the taxable period to which such material Tax Returns relate (other than those material Excluded Taxes being contested in good faith by appropriate proceedings and set forth in Section 7.11(a) of the Seller Disclosure Letter). There are

(and, as of immediately following the applicable Closing, there will be) no material Liens for Taxes on the Transferred Assets, other than Permitted Liens, and no action, proceeding or, to the Knowledge of Seller, investigation has been instituted against Seller which would give rise to any such material Lien, other than Permitted Liens. To the Knowledge of Seller, as of the date of this Agreement, no material claims have been asserted in writing by a Governmental Authority with respect to any Excluded Taxes. None of the Transferred Assets is a “United States real property interest”, as defined in Section 897(c)(1) of the Code.

(b)    The Transferred Subsidiaries: (i) have filed all material Tax Returns that were required to be filed by them and have paid all material Taxes required to be paid; (ii) have no material Liens for Taxes on any of their assets, other than Permitted Liens; (iii) are not subject to any audit, examination, contest, proceeding or, to the Knowledge of Seller, investigation with respect to material Taxes; (iv) have not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (v) have never been a member of an affiliated group filing consolidated, combined or unitary Tax Returns, and do not have any liability for Taxes of any Person imposed under Applicable Law as a result of such Person, together with such Transferred Subsidiary, being or having been part of a consolidated or other group Tax filing, as a transferee or successor, or as a result of ever having been a party to any Tax sharing, allocation, indemnity or similar agreement (other than agreements with Seller or any of its Subsidiaries); (vi) have not filed, and do not have in effect, an election to be treated as a domestic corporation under Section 897(i) of the Code; (vii) are not and have never been “United States real property holding corporations”, as defined in Section 897(c)(2) of the Code; (viii) are not subject to or bound by any Tax rulings, agreements, advance pricing agreements or Tax holidays; (ix) have never engaged in any “reportable transaction”, as defined in Income Tax Regulations section 1.6011-4(b); (x) have never participated in or cooperated with any “international boycott”, within the meaning of Section 999(b) of the Code; and (xi) are properly classified as associations taxable as corporations for United States Federal income tax purposes.

Except to the extent that Section 7.12 contains representations and warranties with respect to Taxes, this Section 7.11 contains the only representations and warranties by Seller with respect to Taxes.

SECTION 7.12. Employee and Related Matters; ERISA.

(a)    Section 7.12 of the Seller Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Seller Benefit Plan and each material Seller Benefit Agreement, other than any such Seller Benefit Agreement for which Seller or any Selling Subsidiary shall be solely liable and which shall not cause Purchaser or any of its Subsidiaries (or ERISA Affiliates) to incur, or result in Purchaser or any of its Subsidiaries (or ERISA Affiliates) incurring, any liabilities or obligations, whether by law, by contract or otherwise.

(b)    As of the date of this Agreement, Seller has made available to Purchaser true, complete and correct copies of all material Seller Benefit Agreements (or forms thereof) and all material Seller Benefit Plans (or, in the case of a Seller Benefit Plan, a complete and accurate description of the material terms thereof with respect thereto) listed on Section 7.12 of the Seller Disclosure Letter, in each case that cover any individual identified as a Covered Employee as of the date of this Agreement, except where Seller or its Subsidiaries are strictly prohibited from making available such Seller Benefit Agreements or Seller Benefit Plans under Applicable Laws regarding the safeguarding of data privacy or any other obligations to maintain the confidentiality of such information under Applicable Law, in which case, Seller has provided a redacted Seller Benefit Agreement or Seller Benefit Plan (or a summary thereof) as is permissible under Applicable Laws regarding the safeguarding of data privacy or any other obligations to maintain the confidentiality of such information under Applicable Law. As of the date of this Agreement, to the Knowledge of Seller, there are no individuals identified as Covered Employees as of the date of this Agreement working for Seller or any of its Subsidiaries under any of the Seller Benefit Agreements identified in Section 7.12 of the Seller Disclosure Letter whose individual Seller Benefit Agreement varies materially from the applicable form of Seller Benefit Agreement described in this Section 7.12(b).

(c)    Each Assumed Benefit Plan and each Assumed Benefit Agreement is and has been operated in compliance in all material respects with all Applicable Laws (including, to the extent applicable, ERISA and the Code), the terms of such Assumed Benefit Plan or Assumed Benefit Agreement and of all applicable Employee Representative Agreements, and has been maintained, where required by Applicable Law, in good standing in all material respects with applicable regulatory authorities, and, as of the date hereof, nothing has occurred or is reasonably expected to occur that would cause the material loss or denial of such good standing.

(d)    All contributions or amounts owed or required to be made and premiums under each Assumed Benefit Plan and Assumed Benefit Agreement have either been made when due or, to the extent required by U.S. GAAP, accounted for in the applicable financial statements of Seller or its Affiliates. No condition exists that would subject the Purchaser or any of its Affiliates (including ERISA Affiliates) to any material withdrawal liability, requirement to provide material security, material fine, excise tax, penalty, Loss or similar material liability or obligation under any Assumed Benefit Plan or Assumed Benefit Agreement.

(e)    As of the date of this Agreement, there is no suit, action, dispute, claim, arbitration or legal, administrative or other proceeding or governmental investigation pending or, to the Knowledge of Seller, threatened, alleging any breach of the terms of any Assumed Benefit Plan (or the assets thereof) or Assumed Benefit Agreement or of any fiduciary duties thereunder or violation of any Applicable Law with respect to any such Assumed Benefit Plan or Assumed Benefit Agreement, except for any suit, action, dispute, claim, arbitration or legal, administrative or other proceeding or governmental investigation that is not, individually or in the aggregate, reasonably likely to result in a material liability to Purchaser and its Subsidiaries, taken as a whole.

(f)    No Assumed Benefit Plan and no Assumed Benefit Agreement would result, separately or in the aggregate, as a result of the transactions contemplated by the Transaction Agreements, in (i) the payment (whether in connection with any termination of employment or otherwise) of any “excess parachute payment” within the meaning of Section 280G of the Code as a result of the transactions contemplated by the Transaction Agreements or (ii) except as required by Applicable Law or as set forth on Section 7.12 of the Seller Disclosure Letter, the payment, acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase of benefits or obligation to fund benefits with respect to any Covered Employee.

SECTION 7.13. Labor Matters.

(a)    As of the date of this Agreement, (i) there is not any, and during the past 12 months there has not been any, labor strike, work stoppage or lockout with respect to the Customer Care Business, (ii) none of the Selling Companies is engaged in any unlawful labor practice related to any Covered Employee, (iii) there are no unfair labor practice charges against any Selling Company pending before the U.S. National Labor Relations Board or any similar foreign, state or local agency related to any Covered Employee, (iv) there are no proceedings related to any Covered Employee pending before the U.S. Equal Employment Opportunity Commission or the U.S. Department of Labor or any similar foreign, state or local agency responsible for the prevention of unlawful employment practices or enforcement of other laws protecting the rights of employees, (v) there are no proceedings brought by or on behalf of any Covered Employees against Seller relating to the employment of such Covered Employees by Seller or any of its Subsidiaries pending before any state, federal or foreign court and (vi) the Selling Companies are in compliance with all Applicable Laws relating to the employment of labor with respect to the individuals identified as Covered Employees as of the date of this Agreement, including those relating to wages, hours, collective bargaining and classification of workers, except in the case of each of clauses (i), (ii), (iii), (iv), (v) and (vi) above, for any such action, conduct, practice, charge, proceeding or violation that is not, individually or in the aggregate, reasonably likely to result in a material liability to Purchaser and its Subsidiaries, taken as a whole.

(b)    Section 7.13(b) of the Seller Disclosure Letter contains a true and complete list of each material Employee Representative Agreement that, as of the date of this Agreement, is in effect and that covers any individual identified as a Covered Employee as of the date of this Agreement.

SECTION 7.14. Absence of Changes or Events. From January 1, 2013 to the date of this Agreement, (a) there has been no Seller Material Adverse Effect, (b) the Selling Companies have carried on the business of the Customer Care Business in all material respects in the ordinary course of business (except for the Transfer of the Transferred Assets and Assumed Liabilities or as otherwise contemplated by the Transaction Agreements) and (c) the Selling Companies have not granted exclusive licenses to, or transferred ownership of, the Assigned Copyrights, Assigned Customer Care Software, Assigned Know-How, Assigned Trademarks and Domain Names that are material to the Customer Care Business.

SECTION 7.15. Sufficiency of Assets. As of the Initial Closing Date (assuming for purposes of this Section 7.15 that the Closing with respect to each Covered Territory occurs on the Initial Closing Date), upon (i) the purchase, sale and/or assignment of the Transferred Assets in accordance with this Agreement, and (ii) the receipt by Purchaser or any of its Subsidiaries of the services and benefits available to Purchaser and its Subsidiaries under the Transaction Agreements and the implementation of the transactions contemplated thereunder (including alternative arrangements with respect to Restricted Assets and Restricted Interests and arrangements with respect to Shared Customer Care Contracts and Shared Other Contracts), Purchaser and its Subsidiaries shall own all the material assets in each case required to conduct the Customer Care Business in all material respects as presently conducted (other than (i) corporate level and country headquarters level services (such as legal, accounting, human resources, marketing and research services), (ii) access to Seller’s worldwide client team resources, (iii) Permits and (iv) cash and cash equivalents). This Section 7.15 does not relate to employee matters.

SECTION 7.16. Compliance with Laws. Since January 1, 2013, the Selling Companies have conducted the Customer Care Business, and the Transferred Real Property is, in compliance in all material respects with all Applicable Laws. This Section 7.16 does not relate to (i) incorporation and good standing matters (which are the subject of Section 7.01), (ii) Tax matters (which are the subject of Section 7.11), (iii) employee, compensation and benefits matters (which are the subject of Section 7.12), (iv) labor matters (which are the subject of Section 7.13) and (v) environmental matters (which are the subject of Section 7.17).

SECTION 7.17. Environmental Matters. Except as is not, individually or in the aggregate, reasonably likely to have a Seller Material Adverse Effect: (a) since January 1, 2013, with respect to the operation of the Transferred Assets, the Selling Companies have conducted the Customer Care Business in compliance with all applicable Environmental Laws; (b) each of the Selling Companies has and is in compliance with all Permits pursuant to Environmental Law necessary for their operation of the Transferred Assets as currently conducted; (c) there are no actions, suits or proceedings pursuant to Environmental Law to which any Selling Company is named as a party pending or, to Seller’s Knowledge, threatened in writing to any Selling Company, in each case against or directly affecting the Transferred Assets; (d) as of the date hereof, no Selling Company has received, since January 1, 2013 or that otherwise remains unresolved, any written communication alleging that it is in violation of, or has liability under, any Environmental Law with respect to their operation of the Transferred Assets. Notwithstanding any provision to the contrary, this Section 7.18 constitutes the sole representation and warranty by Seller with respect to environmental matters.

SECTION 7.18. Real Estate Matters.

(a)    Seller or a Selling Company has or will have, as of the applicable Closing Date, free and clear of all Liens other than Permitted Liens, (i) good and valid fee simple title to the underlying real property described in the Real Estate Leases; (ii) good and valid leasehold title to the underlying leased premises described in the Real Estate

Subleases and the Real Estate Lease Assignments and (iii) good and valid fee simple title to the Owned Locations, and good and valid leasehold title to the Leased Locations, each as defined and listed in the Master Real Estate License Agreement.

(b)    As of the applicable Closing Date, the prime lease described in each of the Real Estate Subleases and in each of the Real Estate Lease Assignments is in full force and effect, and to Seller’s Knowledge, neither the applicable Selling Company nor the landlord under such lease is, as of such time, in material default thereunder beyond any applicable notice or cure period.

(c)    The Transferred Real Property will be, on the applicable Closing Date, in good operating condition, ordinary wear and tear excepted.

(d)    Each of the Transferred Subsidiaries has or will have, as of the applicable Closing Date, free and clear of all Liens other than Permitted Liens, good and valid leasehold title to the underlying leased premises described in the Transferred Subsidiary Leases. As of the applicable Closing Date, each of the Transferred Subsidiary Leases is in full force and effect, and to Seller’s Knowledge, neither the Transferred Subsidiary nor the landlord under such lease is, as of such time, in material default thereunder beyond any applicable notice or cure period. The real property described in the Transferred Subsidiary Leases will be, on the applicable Closing Date, in good operating condition, ordinary wear and tear excepted.

SECTION 7.19. Substantial Customers. Section 7.19 of the Seller Disclosure Letter lists the twenty (20) largest customers of the Customer Care Business, on the basis of revenues for the fiscal year ending December 31, 2012. As of the date of this Agreement, to Seller’s Knowledge, no Key Customer has canceled or terminated its relationship with any of the Selling Companies with respect to the Customer Care Business or threatened in writing to do so, or materially amended or failed to renew the terms of a Transferred Contract, in each case, since January 1, 2013.

SECTION 7.20. Unlawful Payments.

(a)    Since January 1, 2012, neither Seller nor the Selling Companies, nor any of their respective directors, officers, employees or agents in their actions for and on behalf of the Selling Companies in connection with the conduct of the Customer Care Business has (i) violated the FCPA, the UK Bribery Act or any other applicable anti-bribery or anti-corruption laws, or any anti-boycott, anti-terrorism or arms-control laws, rules or regulations or sanctions programs; (ii) to Seller’s Knowledge, conducted business with any restricted party identified in writing by the U.S. government as a Person with whom or with which conducting business would constitute a violation of U.S. Applicable Law; or (iii) to Seller’s Knowledge, been the subject of any bribery, money laundering or anti-kick-back investigation by any Governmental Authority.

(b)    No portion of the Cash Consideration will be used by Seller or the Selling Subsidiaries to make payments with an intention of illegally securing any approvals or advantages from any Governmental Authority.

SECTION 7.21. Privacy. Since January 1, 2013, the Transferred Subsidiaries have conducted the Customer Care Business in compliance in all material respects with their respective applicable policies relating to the protection of privacy and with all Applicable Law relating to the protection of privacy.

ARTICLE VIII Conditions to Purchaser’s Obligations for the Closings

SECTION 8.01. Conditions to Purchaser’s Obligations for the Initial Closing. The obligation of Purchaser to consummate, or to cause the relevant Purchasing Subsidiary to consummate, the Initial Closing is subject to the satisfaction (or waiver by Purchaser in whole or in part, except the conditions set forth in Sections 8.01(b)(i)(A-B) and 8.01(b)(iii), each of which is not capable of being waived) of the conditions set forth below in this Section 8.01.

(a)    Representations and Warranties; Covenants and Agreements. The representations and warranties of Seller made in Article VII of this Agreement (other than the representations and warranties of Seller made in Section 7.02) (without regard to any qualifications therein as to materiality or Seller Material Adverse Effect) shall be true and correct as of the date of this Agreement and as of the Initial Closing Date with the same effect as if made as of the Initial Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date; provided that this condition shall be deemed satisfied unless the failure of any such representations and warranties to be so true and correct is, individually or in the aggregate, reasonably likely to have a Seller Material Adverse Effect. The representations and warranties of Seller made in Section 7.02 shall be true and correct in all respects as of the date of this Agreement and as of the Initial Closing Date with the same effect as if made as of the Initial Closing Date. Seller shall have performed, and shall have caused the Selling Subsidiaries to have performed, in all material respects, all covenants and agreements contained in the Transaction Agreements required to be performed by Seller or the Selling Subsidiaries, as the case may be, by the time of the Initial Closing, including the entrance into the Transaction Agreements, each of which shall remain in full force and effect at the time of the Initial Closing. Seller shall have delivered to Purchaser a certificate of an authorized officer of Seller, dated as of the Initial Closing Date, to the effect that the conditions set forth in this Section 8.01(a) have been satisfied.

(b)    Consents, Approvals and Injunctions.

(i)    (A) The waiting period under the HSR Act shall have expired or been terminated and (B) to the extent a filing is necessary, the European Commission shall have issued a decision under Article 6(1)(a), 6(1)(b), 6(2), 8(1) or 8(2) of the EC Merger Regulation (or shall be deemed to have done so under Article 10(6) of the EC Merger Regulation) declaring the transactions contemplated by the Transaction Agreements compatible with the EC Common Market. Seller and the applicable Selling Subsidiaries and Purchaser and the applicable Purchasing Subsidiaries shall have obtained or made all other material consents, clearances, approvals, orders, licenses, permits and authorizations of, and registrations, declarations and filings with, any Governmental Authority legally required for the consummation of the Initial Closing.

(ii)    There shall not be pending any claim, suit, action or proceeding brought or threatened by any Governmental Authority that has a reasonable likelihood of success: (A) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, (B) seeking to prohibit or limit in any material respect, or place any material conditions on, the ownership or operation by Purchaser or any of the Purchasing Subsidiaries of a material portion of the Transferred Assets or to require Purchaser or any of the Purchasing Subsidiaries to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate any material portion of the Transferred Assets, (C) seeking to impose material limitations on the ability of Purchaser or any of the Purchasing Subsidiaries to acquire or hold, or exercise full rights of ownership of, a material portion of the Transferred Assets, other than with respect to Restricted Assets or Restricted Interests that are the subject of Subcontracted Restricted Work as contemplated by Section 5.01 or (D) seeking to prohibit Purchaser or any of the Purchasing Subsidiaries from effectively controlling a material portion of the Transferred Assets.

(iii)    No Legal Restraint that would prohibit the consummation of the Initial Closing shall be in effect.

(c)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Seller Material Adverse Effect. Seller shall have delivered to Purchaser a certificate of an authorized officer of Seller, dated as of the Initial Closing Date, to the effect that the condition set forth in this Section 8.01(c) has been satisfied.

(d)    Audited Financial Statements. Purchaser shall have received from Seller (i) the audited balance sheet of the Customer Care Business as of December 31, 2012 and (ii) the audited statements of income and cash flows of the Customer Care Business for the year ended December 31, 2012 (the “2012 Audited Financial Statements”).

(e)    Termination Event. There shall not be in effect a Termination Event.

SECTION 8.02. Conditions to Purchaser’s Obligations for the Subsequent Closings. The obligation of Purchaser to consummate, or to cause the relevant Purchasing Subsidiary to consummate, a Subsequent Closing is subject to the satisfaction (or waiver by Purchaser in whole or in part, except the condition set forth in Section 8.02(c), which is not capable of being waived) of the conditions set forth below in this Section 8.02.

(a)    Seller and the applicable Selling Subsidiaries and Purchaser and the applicable Purchasing Subsidiaries shall have obtained or made all material consents, clearances, approvals, orders, licenses, permits and authorizations of, and registrations, declarations and filings with, any Governmental Authority legally required for the consummation of the applicable Subsequent Closing.

(b)    There shall not be pending any claim, suit, action or proceeding brought or threatened by any Governmental Authority that has a reasonable likelihood of success: (A) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement to be completed at the applicable Subsequent Closing, (B) seeking to prohibit or limit in any material respect, or place any material conditions on, the ownership or operation by Purchaser or any of the Purchasing Subsidiaries of a material portion of the Transferred Assets to be Transferred in the Subsequent Closing or to require Purchaser or any of the Purchasing Subsidiaries to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate any material portion of such Transferred Assets subject to the Subsequent Closing, (C) seeking to impose material limitations on the ability of Purchaser or any of the Purchasing Subsidiaries to acquire or hold, or exercise full rights of ownership of, a material portion of the Transferred Assets to be Transferred in the Subsequent Closing, other than with respect to Restricted Assets or Restricted Interests that are the subject of Subcontracted Restricted Work as contemplated by Section 5.01(d) or (D) seeking to prohibit Purchaser or any of the Purchasing Subsidiaries from effectively controlling a material portion of the Transferred Assets subject to the Subsequent Closing.

(c)    No Legal Restraint that would prohibit the consummation of the applicable Subsequent Closing shall be in effect.

SECTION 8.03. Conditions to Purchaser’s Obligations for the India Subsequent Closing. If the Closing in India does not occur on the Initial Closing Date, the obligation of Purchaser to consummate, or to cause the relevant Purchasing Subsidiary to consummate, the Subsequent Closing in India is subject to the satisfaction (or waiver by Purchaser in whole or in part) of the following condition, in addition to the conditions set forth in Section 8.02. Since the date of this Agreement, there shall not have occurred a Seller Material Adverse Effect (determined based on, for the avoidance of doubt, the Transferred Assets or the Customer Care Business, taken as a whole (in respect of all Covered Territories, whether or not the Closing in any such Covered Territory had occurred at such time)); provided that for the purposes of this Section 8.03, any adverse fact, circumstance, event, change, effect or occurrence since the Initial Closing Date in any Covered Territory that closed prior to the Subsequent Closing Date of India shall not be considered when determining whether a Seller Material Adverse Effect has occurred.

ARTICLE IX Conditions to Seller’s Obligations for the Closings

SECTION 9.01. Conditions to Seller’s Obligations for the Initial Closing. The obligation of Seller to consummate, or to cause the relevant Selling Subsidiary to consummate, the Initial Closing is subject to the satisfaction (or waiver by Seller in whole or in part, except the conditions set forth in Sections 9.01(b)(i)(A-B) and 9.01(b)(iii), each of which is not capable of being waived) of the conditions set forth below in this Section 9.01.

(a)    Representations and Warranties; Covenants and Agreements. The representations and warranties of Purchaser made in Article VI of this Agreement (other than the representations and warranties of Purchaser made in Section 6.02) (without regard to any qualifications therein as to materiality or Purchaser Material Adverse Effect) shall be true and correct as of the date of this Agreement and as of the Initial Closing Date with the same effect as if made as of the Initial Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date; provided that this condition shall be deemed satisfied unless the failure of any such representations and warranties to be so true and correct is, individually or in the aggregate, reasonably likely to have a Purchaser Material Adverse Effect. The representations and warranties of Purchaser made in Section 6.02 shall be true and correct in all respects as of the date of this Agreement and as of the Initial Closing Date with the same effect as if made as of the Initial Closing Date. Purchaser shall have performed, and shall have caused the Purchasing Subsidiaries to have performed, in all material respects, all covenants and agreements contained in the Transaction Agreements required to be performed by Purchaser or the Purchasing Subsidiaries, as the case may be, by the time of the Initial Closing, including the entrance into the Transaction Agreements, each of which shall remain in full force and effect at the time of the Initial Closing. Purchaser shall have delivered to Seller a certificate of an authorized officer, dated as of the Initial Closing Date, to the effect that the conditions set forth in this Section 9.01(a) have been satisfied.

(b)    Consents, Approvals and Injunctions.

(i)    (A) The waiting period under the HSR Act shall have expired or been terminated and (B) to the extent a filing is necessary, the European Commission shall have issued a decision under Article 6(1)(a), 6(1)(b), 6(2), 8(1) or 8(2) of the EC Merger Regulation (or shall be deemed to have done so under Article 10(6) of the EC Merger Regulation) declaring the transactions contemplated by the Transaction Agreements compatible with the EC Common Market. Seller and the applicable Selling Subsidiaries and Purchaser and the applicable Purchasing Subsidiaries shall have obtained or made all other material consents, clearances, approvals, orders, licenses, permits and authorizations of, and registrations, declarations and filings with, any Governmental Authority legally required for the consummation of the Initial Closing.

(ii)    There shall not be pending any claim, suit, action or proceeding brought or threatened by any Governmental Authority that has a reasonable likelihood of success challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement.

(iii)    No Legal Restraint that would prohibit the consummation of the Initial Closing shall be in effect.

(iv)    The shares of Purchaser Common Stock issued as Stock Consideration shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, and Seller shall have received from counsel to Purchaser an opinion addressed to Seller dated the Initial Closing Date with respect to the issuance of Purchaser Common Stock, in substantially the form set forth in Exhibit I.

(c)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Purchaser Material Adverse Effect.

SECTION 9.02. Conditions to Seller’s Obligations for the Subsequent Closings. The obligation of Seller to consummate, or to cause the relevant Selling Subsidiary to consummate, a Subsequent Closing is subject to the satisfaction (or waiver by Seller in whole or in part, except the condition set forth in Section 9.02(c), which is not capable of being waived) of the conditions set forth below in this Section 9.02.

(a)    Seller and the applicable Selling Subsidiaries and Purchaser and the applicable Purchasing Subsidiaries shall have obtained or made all material consents, clearances, approvals, orders, licenses, permits and authorizations of, and registrations, declarations and filings with, any Governmental Authority legally required for the consummation of the applicable Subsequent Closing.

(b)    There shall not be pending any claim, suit, action or proceeding brought or threatened by any Governmental Authority that has a reasonable likelihood of success challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement to be completed at the applicable Subsequent Closing.

(c)    No Legal Restraint that would prohibit the consummation of the applicable Subsequent Closing shall be in effect.

ARTICLE X Indemnification

SECTION 10.01. Indemnification by Seller. From and after the Initial Closing and subject to Section 10.03, Seller shall, or shall cause the Selling Subsidiaries to, indemnify Purchaser and its Affiliates and each of their respective officers, directors and employees (each, a “Purchaser Indemnified Party”) against and hold them harmless from any Losses suffered or incurred by any such Person to the extent arising from (i) any breach of any representation or warranty of Seller contained in any Acquisition Agreement or any certificate or other instrument delivered pursuant thereto; (ii) any breach of any covenant of Seller or any of the Selling Subsidiaries contained in any Acquisition Agreement; or (iii) any of the Excluded Liabilities. Notwithstanding the foregoing, Seller and the Selling Subsidiaries shall not be required to indemnify or hold harmless any Purchaser Indemnified Party, and shall not have any liability under clause (i) above:

(a)    with respect to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 7.02, 7.07 or 7.15 (the “Fundamental Representations”), for Losses relating thereto suffered or incurred by the Purchaser Indemnified Parties in the aggregate, when taken together with the Losses described in clause (b) below, exceeding $505,000,000 (only to the extent of any such excess above the $505,000,000); and

(b)    with respect to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty other than the Fundamental Representations (1) unless the aggregate of all Losses relating thereto suffered or incurred by the Purchaser Indemnified Parties, excluding any Losses as described in clause (2) below, for which Seller or any of the Selling Subsidiaries would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to $3,156,250, and then only to the extent of any such excess, (2) for any individual item, or series of related items, where the Loss relating thereto is less than $50,000 and (3) for Losses relating thereto suffered or incurred by the Purchaser Indemnified Parties in the aggregate exceeding $75,750,000 (only to the extent of any such excess above the $75,750,000).

For the avoidance of doubt, the Transferred Contract Adjustment Amount and the Non-Closed Subsequent Covered Territory Payment, if any, shall not be subject to the limitations set forth in clauses (a) and (b) of the preceding sentence.

Notwithstanding anything else set forth in this Agreement, the Purchaser Indemnified Parties shall have the right to rely fully upon the representations and warranties of the Seller and the Selling Subsidiaries contained in this Agreement and the other Transaction Agreements. The representations and warranties contained in this Agreement or in any other Transaction Agreement shall not be affected by any investigation conducted for or on behalf of Purchaser or the Purchasing Subsidiaries with respect thereto or any knowledge acquired by Purchaser or any Purchasing Subsidiary or their respective Representatives as to the accuracy or inaccuracy of any such representation or warranty.

SECTION 10.02. Indemnification by Purchaser. From and after the Initial Closing and subject to Section 10.03, Purchaser shall, or shall cause the Purchasing Subsidiaries to, indemnify Seller and its Affiliates and each of their respective officers, directors and employees (each, a “Seller Indemnified Party”) against and hold them harmless from any Losses suffered or incurred by any such Person to the extent arising from (i) any breach of any representation or warranty of Purchaser contained in any Acquisition Agreement or any certificate or other instrument delivered pursuant thereto; (ii) any breach of any covenant of Purchaser or any of the Purchasing Subsidiaries contained in any Acquisition Agreement; or (iii) any of the Assumed Liabilities; provided, however, that Purchaser shall not be required to indemnify or hold harmless any Seller Indemnified Party, and shall not have any liability, under clause (i) above (A) unless the aggregate of all Losses relating thereto suffered or incurred by the Seller Indemnified Parties, excluding any Losses as described in clause (B) below, for which Purchaser would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to $3,156,250, and then only to the extent of any such excess, (B) for any individual item, or series of related items, where the Loss relating thereto is less than $50,000 and (C) for Losses relating thereto suffered or incurred by the Seller Indemnified Parties in the aggregate exceeding $75,750,000 (only to the extent of any such excess above the $75,750,000).

SECTION 10.03. Losses Net of Insurance and Tax Benefits, etc. (a) The amount of any Loss for which indemnification is provided under this Article X shall be (i) net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Loss and (ii) reduced by any reasonably ascertainable Tax benefit realized or realizable by the Indemnified Party arising from the incurrence or payment of any such Loss and increased by any Taxes paid or payable by the Indemnified Party attributable to the receipt of any such indemnity payment.

(b)    Any indemnity payment hereunder shall be treated as an adjustment to the Cash Consideration for Tax purposes unless there is no reasonable basis for doing so under the relevant Tax law.

(c)    Notwithstanding anything in the Transaction Agreements to the contrary, in no event shall Seller be obligated to indemnify any Purchaser Indemnified Party or any other Person with respect to any matter (i) to the extent that such matter was included in the calculation of the Final Net Tangible Assets Amount pursuant to Section 2.05 or the calculation of the Audit Adjustment Amount pursuant to Section 2.06, or (ii) to the extent arising from any asset or liability that is not Transferred to Purchaser (or a designated Purchasing Subsidiary) in any Non-Closed Subsequent Covered Territory.

SECTION 10.04. Termination of Indemnification. The obligations to indemnify and hold harmless any party (i) pursuant to clause (i) of each of Sections 10.01 and 10.02, shall terminate when the applicable representation or warranty terminates pursuant to Section 11.01 and (ii) pursuant to the other clauses of Sections 10.01 and 10.02, shall terminate at the expiration of the applicable statute of limitations; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, made a specific claim by delivering to the party claimed to be providing the indemnification a notice of such claim pursuant to Section 10.04 stating in reasonable detail the basis of such claim.

SECTION 10.05. Procedures Relating to Indemnification.

(a)    In order for a Purchaser Indemnified Party or a Seller Indemnified Party (in each case, as applicable, the “Indemnified Party”) to be entitled to any indemnification pursuant to this Article X in respect of, arising out of or involving a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the Person from which such Indemnified Party is claiming indemnification (the “Indemnifying Party”) in writing of (and in reasonable detail regarding) the Third Party Claim promptly, and in any event within 10 Business Days, after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided under this Agreement except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party promptly, and in any event within 10 Business Days, after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b)    If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume and control the defense thereof with counsel selected by the Indemnifying Party. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, except as provided below. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ at its own expense counsel not reasonably objected to by the Indemnifying Party separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense and shall be empowered to make any settlement with respect to such Third Party Claim, subject to the terms of this Section 10.05(b). The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all the Parties hereto shall cooperate and shall cause their Affiliates to cooperate in the defense or prosecution (or settlement) thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim (subject to the Indemnifying Party’s agreement to appropriate confidentiality undertakings), and making employees available on any basis reasonably requested by the Indemnifying Party to provide additional information and explanation of any material provided hereunder or otherwise relating to the Third Party Claim. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld) unless the Indemnified Party irrevocably waives its right to indemnification under this Article X with respect to such Third Party Claim. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnifying Party may recommend and that by its terms (or pursuant to a binding commitment of the Indemnifying Party) obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim; provided, however, that such settlement, compromise or discharge (i) requires only payment of monetary damages by the Indemnified Party and (ii) provides for an unconditional release of the Indemnified Party in respect of such Third Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Party in defending such Third Party Claim) if: (x) the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages; (y) the Indemnifying Party is also a party to such Third Party Claim, and in the opinion of the Indemnified Party’s outside counsel, a conflict exists between the Indemnifying Party and the Indemnified Party (or there are defenses available to the Indemnified Party that are unavailable to the Indemnifying Party); or (z) the Indemnified Party is the only Person with actual or potential liability with respect to the Third Party Claim and the Indemnified Party irrevocably waives its right to indemnification under this Article X with respect to such Third Party Claim. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

(c)    In the event any Indemnified Party should have an indemnification claim against any Indemnifying Party under this Article X that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party, except to the extent that the Indemnifying Party has been actually prejudiced by such failure. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved within 60 days through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction. The determination of such court shall be subject to the exclusive jurisdiction and other provisions set forth in Article II of Annex 1 hereto.

(d)    Seller and Purchaser shall cooperate with each other with respect to resolving any claim or liability with respect to which any Party is obligated to indemnify the other Party hereunder or an Affiliate thereof, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability.

SECTION 10.06. Additional Environmental Procedures and Limitations. Notwithstanding any provision to the contrary, with respect to any Losses arising under any Environmental Law or otherwise relating to Hazardous Materials or other environmental matters: (a) Seller shall have the right, but not the obligation, to manage and/or assume the control of any investigation, cleanup or other responsive or remedial action (“Remedial Action”) associated with any such Losses that are the subject of indemnification by Seller pursuant to Section 10.01, (b) Purchaser shall provide Seller and its consultants with access to any real property of the Customer Care Business that may be reasonably necessary in connection with such management and/or control; provided, that Seller and its consultants shall provide reasonable notice of the need for such access and shall comply with all reasonable health and safety requirements of Purchaser that are provided in writing to Seller in connection with having such access and (c) Purchaser shall have no right to be indemnified and held harmless for such Losses to the extent such Losses (i) exceed the cost to comply with the minimum applicable requirements under, or that an agency with jurisdiction over the remedial action reasonably would be expected to impose pursuant to, applicable Environmental Law in effect on the applicable Closing Date (including, in the case of any Remedial Action, the minimum applicable cleanup standards and the use of risk-based remedies, engineering controls and land use restrictions), (ii) arise from or relate to any (A) contribution to or exacerbation of such Losses by Purchaser after the applicable Closing Date, (B) change in use of, closure or cessation of operations at any real property of the Customer Care Business after the applicable Closing Date, or (C) investigation, sampling, remedial action or reporting to any Governmental Authority after the applicable Closing Date that is not required by applicable Environmental Law or (iii) with respect to any real property leased or subleased from a third party in connection with the Customer Care Business, would not be the responsibility of the lessee or sublessee under the relevant lease or sublease, as existing on the applicable Closing Date.

SECTION 10.07. Indemnity Payments.

(a)    Subject to Section 11.06, except in cases of fraud or willful misconduct, each Party acknowledges and agrees that from and after the Initial Closing, the sole and exclusive remedy of such Party and its Affiliates with respect to any and all claims under or relating to the Acquisition Agreements or the transactions contemplated thereby shall be pursuant to the indemnification provisions set forth in this Article X and the provisions of Section 11.06. In furtherance of the foregoing, each Party hereby waives, and agrees to cause its Affiliates to waive, any and all rights, claims and causes of action they may have against any other Party or any Affiliate thereof arising under or based upon any statutory or common law or otherwise (except pursuant to the indemnification provisions set forth in this Article X or Section 11.06) to the extent relating to the Acquisition Agreements or the transactions contemplated thereby. For the avoidance of doubt, the limitations set forth in this Article X shall not apply to claims under Applicable Law based on fraud or willful misconduct.

(b)    Notwithstanding anything in this Agreement to the contrary, to the extent that any party shall have any obligation to indemnify and hold harmless any other Person under this Agreement, such obligation shall not include any obligation to indemnify any consequential, special, punitive, incidental or indirect damages whatsoever, including if such damages in any way arise out of, relate to or are a consequence of the performance or nonperformance by such party under an Acquisition Agreement (including with respect to loss of profits, goodwill, business interruptions, anticipated savings or claims of customers), even if advised of the possibility of such damages.

ARTICLE XI General Matters

SECTION 11.01. Survival of Representations and Warranties. Except with respect to the Fundamental Representations (which shall survive for the applicable statute of limitations), all representations and warranties made by the Parties in this Agreement shall survive for a period of eighteen months after the Initial Closing; provided, that with respect to the Transfer of any Subsequent Interests, such representations and warranties shall survive until the later of (i) twelve months after the applicable Subsequent Closing Date and (ii) eighteen months after the Initial Closing insofar as such representations and warranties relate to Transferred Assets and Assumed Liabilities of such Subsequent Covered Territories. It is the express intent of the Parties that, if the applicable survival period of an item as contemplated by this Section 11.01 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The Parties acknowledge that the time periods set forth in this Section 11.01 for the assertion of claims under this Agreement are the result of arm’s-length negotiations among the Parties and that they intend for the time periods to be enforced as agreed by the Parties.

SECTION 11.02. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in Article VIII or IX to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use commercially reasonable efforts to cause the Closings to occur as required by Section 5.03 or such Party’s failure to comply with its obligations under Section 5.03 or 5.04.

SECTION 11.03. Termination.

(a)    Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Initial Closing:

(i)    by mutual written consent of Purchaser and Seller;

(ii)    by Purchaser upon written notice to Seller if any of the conditions to the Initial Closing set forth in Section 8.01(a) shall have become incapable of fulfillment and shall not have been waived in writing by Purchaser;

(iii)    by Seller upon written notice to Purchaser if any of the conditions to the Initial Closing set forth in Section 9.01(a) shall have become incapable of fulfillment and shall not have been waived in writing by Seller;

(iv)    by either Purchaser or Seller upon written notice to the other Party if any of the conditions to the Initial Closing set forth in Sections 8.01(b)(i) or (iii) or 9.01(b)(i) or (iii) shall have become incapable of fulfillment and shall not have been waived in writing by the other Party; or

(v)    by either Purchaser or Seller upon written notice to the other Party if the Initial Closing does not occur on or prior to June 30, 2014 (the “Outside Date”);

provided, however, that the Party seeking termination pursuant to clause (ii), (iii), (iv) or (v) is not then in breach in any material respect of any of its representations, warranties, covenants or agreements contained in the Transaction Agreements.

(b)    In the event that this Agreement is terminated pursuant to this Section 11.03, the transactions contemplated by each of the Transaction Agreements shall be terminated, without further action by any Party, and each of Purchaser and Seller shall immediately enter into, or cause its relevant Affiliates to enter into, written consents to terminate each of the other Transaction Agreements.

(c)    Furthermore, in the event that this Agreement is terminated as provided herein:

(i) Purchaser shall return to Seller all documents and other material received from Seller or its Subsidiaries or any of their Representatives relating to the Transferred Assets or Assumed Liabilities or the transactions contemplated by the Transaction Agreements, and all copies of such documents and other material, whether obtained before or after the execution of this Agreement; and

(ii)    Purchaser agrees that all information received by Purchaser or its Affiliates or their Representatives with respect to the Transferred Assets or Assumed Liabilities or the transactions contemplated by the Transaction Agreements shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

(iii)    Seller shall pay Purchaser up to $5,000,000 for set-up costs associated with the Master Transition Services Agreement if such termination is a result of Seller’s breach of this Agreement.

(iv)    Purchaser shall pay Seller up to $5,000,000 for set-up costs associated with the Master Transition Services Agreement if such termination is a result of Purchaser’s breach of this Agreement.

(v)    Each Party shall be responsible for their respective set-up costs associated with the Master Transition Services Agreement if this Agreement is terminated pursuant to Section 11.03(a)(i).

(d)    Upon the termination hereof pursuant to this Section 11.03, this Agreement shall become void and of no further force and effect, except for the provisions of (i) Sections 6.06 and 7.05 relating to brokers, (ii) this Article XI and (iii) Article II of Annex 1. Nothing in this Section 11.03 shall be deemed to release either Party from any liability for any intentional breach of any obligation hereunder or to impair the right of any Party to compel specific performance by any other Party of its obligations under this Agreement.

SECTION 11.04. Bulk Sales. Purchaser hereby waives, and shall cause each of the Purchasing Subsidiaries to waive, compliance by the Selling Companies with the provisions of any applicable bulk sales or similar laws of any jurisdiction in connection with the sale of the Transferred Assets.

SECTION 11.05. Notices. All notices and other communications hereunder shall be made in accordance with Section 2.7 of Annex 1 as follows:

(a) if to Seller, to:

International Business Machines Corporation

One New Orchard Road

Armonk, NY 10504

U.S.A.

Attention:	Kevin Reardon
Vice President, Corporate Development
Facsimile:	(914) 499-7803

with a copy at the same address to:

Attention:	Mark Goldstein
Associate General Counsel
Facsimile:	(914) 499-6006

With a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

U.S.A.

Attention:	Eric L. Schiele, Esq.
Facsimile:	(212) 474-3700

(b) if to Purchaser, to:

SYNNEX Corporation

44201 Nobel Drive

Fremont, CA 94538

Attention:	Simon Y. Leung
Senior Vice President, General Counsel and Corporate Secretary
Facsimile:	(510) 668-3707

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

U.S.A.

Attention:	Allison Leopold Tilley, Esq.
Facsimile:	(650) 233-4545

or to such Person or address as either of the Parties shall hereafter designate to the other from time to time by similar written notice.

SECTION 11.06. Enforcement. Each Party hereto hereby acknowledges and agrees:

(a)    that the other Party would be irreparably harmed and would not have an adequate remedy at law for money damages in the event that any of the covenants or agreements of such Party in this Agreement were not performed in accordance with their terms or otherwise breached, and it is therefore agreed that each Party, in addition to and without limiting any other remedy or right it may have, shall be entitled to an injunction or injunctions or other equitable relief without posting a bond to enforce specifically the terms and provisions of this Agreement;

(b)    not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason;

(c)    that each Party hereby waives any and all defenses it may have to such an injunction or other equitable relief; and

(d)    that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, and without that right, neither Party would have entered into this Agreement.

*    *    *

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized signatories as of the date and year first above written.

International Business Machines Corporation,

By:	/s/ Kevin Reardon

Name:	Kevin Reardon

Title:	Vice President, Corporate Development

SYNNEX CORPORATION

By:	/s/ Kevin Murai

Name:	Kevin Murai

Title:	President and Chief Executive Officer

Schedule 2.01(a)(i)

Schedule 2.01(a)(ii)

Schedule 2.01(a)(iii)

Schedule 2.01(a)(iv)

Schedule 2.01(b)

Schedule 2.01(c)

Schedule 3.02(c)

Schedule 5.01(e)

Schedule 5.01(f)

Schedule 5.01(g)

Schedule 5.17

Schedule 6.07

Schedule 7.03

Schedule 8.01(e)

ANNEX 1

DEFINITIONS AND DOCUMENTARY CONVENTIONS

ARTICLE I

Definitions

The following terms shall have the following meanings:

“2012 Audit Adjustment Statement” shall have the meaning set forth in 2.06(a).

“2012 Audited Financial Statements” shall have the meaning set forth in Section 8.01(d).

“2012 Audited Income” shall mean the pre-tax net income of the Customer Care Business reflected in the 2012 Audited Financial Statements.

“2012 Unaudited Income” shall mean the pre-tax net income of the Customer Care Business reflected in the unaudited statement of income of the Customer Care Business set forth in Section 7.06 of the Seller Disclosure Letter. As set forth in Section 7.06 of the Seller Disclosure Letter, “2012 Unaudited Income” is $[•].

“Acquired A/R” shall mean (i) all accounts receivable constituting the right to receive payments in respect of goods or services to the extent such goods or services were delivered or provided pursuant to a Transferred Contract after the date on which such Transferred Contract was Transferred to Purchaser or a Purchasing Subsidiary and (ii) all accounts receivable held by a Transferred Subsidiary on the date such Transferred Subsidiary is Transferred to Purchaser or a Purchasing Subsidiary other than accounts receivable from Seller or any of its Subsidiaries (other than the Transferred Subsidiaries).

“Acquired Books and Records” shall mean (i) all files, documents, books and records that are in the possession of the Selling Companies and exclusively related to and used in the operation of the Transferred Assets and the Customer Care Business at any time since January 1, 2012 and prior to the Initial Closing Date, and (ii) copies of the portions of all such types of files, documents, books and records that relate primarily, but not exclusively, to the operation of the Transferred Assets or the Customer Care Business that are in the possession of the Selling Companies, have been used in the operation of the Transferred Assets or used by the Customer Care Business since January 1, 2012 and prior to the Initial Closing Date and are necessary for the operation of the Transferred Assets and the conduct of the Customer Care Business after the Initial Closing Date; provided that Seller shall be entitled to remove or redact any information that does not relate to the operation of the Transferred Assets or the Customer Care Business from such items; provided, further, that (1) except as set forth in the Employee Matters Agreement, Acquired Books and Records shall not include any personnel records and (2) Acquired Books and Records shall not include (x) invoices or purchase orders or

Annex 1-1

(y) any corporate or accounting ledgers, minutes or similar organizational materials of Seller and its Subsidiaries, except in the case of clause (y), (A) to the extent that such materials are necessary for the operation of the Transferred Assets or the conduct of the Customer Care Business after the Initial Closing Date and (B) such materials of the Transferred Subsidiaries; provided that Seller shall provide Purchaser reasonable access to any such files, documents, books and records in accordance with Sections 5.11(a) and (b). With respect to the files, documents, books and records referred to in clauses (i) and (ii) above, Seller may retain a copy of such files, documents, books and records and use the same for any purpose solely in connection with the Excluded Liabilities and otherwise in connection with activities required or contemplated by the Transaction Agreements or other agreements between the Parties.

“Acquisition Agreements” shall mean the Agreement, the Local Acquisition Agreements, the Employee Matters Agreement, the IP Agreements and the Real Estate Agreements.

“Affiliate” shall mean, as to any Person, any other Person that is controlling, controlled by or under common control with such Person. For purposes of this definition, “control” shall mean the power to, directly or indirectly, direct the affairs of a Person by reason of ownership of voting stock, contract or otherwise.

“Agreement” shall mean the Master Asset Purchase Agreement to which this Annex 1 is attached.

“Applicable Law” shall mean any international, supranational, national, Federal, state, municipal or local law, regulation, order, judgment, decree, license, permit, authorization, approval or other legally binding requirement issued, promulgated or enforced by any Governmental Authority.

“Asset Allocation Schedule” shall have the meaning set forth in Section 4.01(a).

“Assigned Customer Care Software” shall have the meaning set forth in the Intellectual Property Agreement.

“Assumed A/P” shall mean (i) all accounts payable constituting the obligation to make payments in respect of goods or services to the extent such goods or services are received pursuant to a Transferred Contract after the date on which such Transferred Contract was Transferred to Purchaser or any Purchasing Subsidiary and (ii) all accounts payable held by a Transferred Subsidiary on the date such Transferred Subsidiary is Transferred to Purchaser or a Purchasing Subsidiary other than accounts payable to Seller or any of its Subsidiaries (other than the Transferred Subsidiaries).

“Assumed Benefit Agreement” shall have the meaning set forth in the Employee Matters Agreement.

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“Assumed Benefit Plan” shall have the meaning set forth in the Employee Matters Agreement.

“Assumed Liabilities” shall mean any and all liabilities, commitments and obligations relating to, arising from or in connection with (i) any Transferred Contract (other than liabilities, commitments and obligations to the extent attributable to a breach of any such contract prior to it being Transferred to Purchaser or a Purchasing Subsidiary), (ii) any Assumed A/P, (iii) any Transferred Employee Liability, (iv) any deferred revenue liability attributable to the Customer Care Business as of the Initial Closing Date, (v) all Taxes of the Transferred Subsidiaries and all Taxes relating to the Customer Care Business (or any portion thereof), the Transferred Assets or the Assumed Liabilities, in each case other than Excluded Taxes, (vi) any Transfer Taxes, (vii) any Post-Closing Environmental Liability, (viii) the operation of any portion of the Customer Care Business not Transferred at the Initial Closing between the Initial Closing Date and the date such portion of the Customer Care Business has Transferred to Purchaser pursuant to a Subsequent Closing (other than any liabilities to the extent arising from the fraud or willful misconduct of Seller in the operation of such portion of the Customer Care Business during such period), (ix) the Transferred Subsidiaries or their personal or real property or other assets (or the ownership or operation thereof) or (x) the Customer Care Business, the Transferred Assets, any Subcontracted Restricted Work and any Subcontracted Customer Care Work, to the extent they relate to any period following the Initial Closing Date. For the avoidance of doubt, Purchaser acknowledges that the Transferred Subsidiaries shall remain liable after the Initial Closing Date for all their respective liabilities and such liabilities shall constitute Assumed Liabilities.

“Audit 10-Day Period” shall have the meaning set forth in Section 2.06(c).

“Audit Adjustment Amount” shall mean, if the 2012 Audited Income is less than 90% of the 2012 Unaudited Income, a negative amount equal to the product of (x) 8.5 and (y) the amount by which the 2012 Audited Income is less than 90% of the 2012 Unaudited Income.

“Audit Dispute Accounting Firm” shall have the meaning set forth in Section 2.06(c).

“Audit Disputed Items” shall have the meaning set forth in Section 2.06(c).

“Audit Objection Notice” shall have the meaning set forth in Section 2.06(b).

“Average Purchaser Trading Price” means the volume-weighted average of the per share trading prices of Purchaser Common Stock (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Seller and Purchaser) (based on all trades in Purchaser Common Stock and not an average of daily averages) for the 10 consecutive trading days ending on (and

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including) the trading day that is the third trading day prior to the Initial Closing Date; provided, that in the event of any dividend or distribution, stock split, reverse stock split, stock dividend, reorganization, reclassification, merger, combination, recapitalization or other like change with respect to or affecting shares of Purchaser Common Stock (or in respect of which a record date or effective date, as applicable, has been declared and passed), and including any stock repurchase or redemption, which affects the value of the Stock Consideration Seller should equitably receive, the Average Purchaser Trading Price shall be equitably adjusted to the extent necessary to provide the Parties the same economic effect as if such transaction or declaration had not occurred.

“Bilateral Subcontracting Agreement” shall have the meaning set forth in Section 5.06(b)(iii).

“Business Day” shall mean any day other than (a) a Saturday or Sunday, (b) any day on which commercial banks in New York City are authorized or required by law to close and (c) when such term is used in relation to a Selling Subsidiary or a Purchasing Subsidiary, any other day on which commercial banks in the Covered Territory in which such Selling Subsidiary or Purchasing Subsidiary is located are authorized or required by law to close.

“Cash Consideration” shall have the meaning set forth in Section 2.03(b).

“Change of Control” shall mean, after the date hereof (A) any Person or Group being the owner, directly or indirectly, beneficially or of record, of in excess of 75% of the voting power or equity interests in Purchaser or any successor thereto, (B) the sale, transfer or other disposition by Purchaser or any of its Subsidiaries to any other Person or Group of assets or legal entities representing, in the aggregate, 50% or more of the revenues attributable to the Transferred Assets or (C) members of the board of directors of Purchaser as of the date of this Agreement, or directors nominated by the board of directors of Purchaser as of the date of this Agreement, ceasing to constitute a majority of such board of directors. As used in this definition, “voting power” in any Person shall mean the right to vote for the election of directors or other managing body of such Person or, if there are no such directors or management body, the right to make material business decisions with respect to such Person.

“Closing” shall mean the Initial Closing and Subsequent Closings, as the context requires.

“Closing Date” shall mean the Initial Closing Date and Subsequent Closing Dates, as the context requires.

“Code” shall have the meaning set forth in Section 3.01(b)(iii).

“Collaboration Agreement” shall have the meaning set forth in Section 5.06(a)(v).

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“Competitive Activities” shall have the meaning set forth in Section 5.15(a).

“Confidentiality Agreement” shall mean that certain confidentiality letter agreement between Seller and Purchaser, dated as of April 10, 2013.

“Consideration” shall have the meaning set forth in Section 2.03(b).

“Covered Employees” shall have the meaning set forth in the Employee Matters Agreement.

“Covered Territory” shall have the meaning set forth in Section 2.01(b).

“Covered Territory Consideration Portion” shall mean, with respect to any Covered Territory, the portion of the Consideration allocated to such Covered Territory in the final and binding Asset Allocation Schedule delivered pursuant to Section 4.01(f).

“Customer Care Business” shall mean Seller’s and its Subsidiaries’ business of providing customer relationship management and insurance process outsourcing services that are marketed as “Customer Relationship Management”, “CRM” or “IIOS” under Seller’s Global Process Services brand, as conducted as of the date of this Agreement within the Covered Territories pursuant to the Transferred Contracts.

“Customer Care Split Interest” shall have the meaning set forth in Section 5.01(c).

“Customer Care Services” shall have the meaning set forth in 5.15(a).

“Dispute Notice” shall have the meaning set forth in Section 2.15 of Article II of this Annex 1.

“DOJ” shall mean the United States Department of Justice.

“Draft Schedule” shall have the meaning set forth in Section 4.01(e).

“EC Merger Regulation” shall mean Council Regulation (EC) No. 139/2004 of 20th January, 2004, on the control of concentrations between undertakings.

“Employee Identification Guidelines” shall have the meaning set forth in the Employee Matters Agreement.

“Employee Matters Agreement” shall have the meaning set forth in Section 5.06(a).

“Employee Representative Agreement” shall have the meaning set forth in the Employee Matters Agreement.

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“Environmental Law” shall mean any Applicable Law relating to pollution or the protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources, endangered or threatened species or, as it relates to exposure to hazardous or toxic substances or wastes, human health and safety.

“ERISA” shall have the meaning set forth in the Employee Matters Agreement.

“ERISA Affiliate” shall mean any entity that, together with any Person, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded A/P” shall mean all accounts payable constituting the obligation to make payments in respect of goods or services to the extent such goods or services were received pursuant to a Transferred Contract on or prior to the date on which such Transferred Contract was Transferred to Purchaser or a Purchasing Subsidiary (other than any such accounts payable held by a Transferred Subsidiary, but excluding any accounts payable to Seller or any of its Subsidiaries (other than the Transferred Subsidiaries), on the date such Transferred Subsidiary is Transferred to Purchaser or a Purchasing Subsidiary).

“Excluded A/R” shall mean all accounts receivable constituting the right to receive payments in respect of goods or services to the extent such goods or services were delivered or provided pursuant to a Transferred Contract on or prior to the date on which such Transferred Contract was Transferred to Purchaser or a Purchasing Subsidiary (other than any such accounts receivable held by a Transferred Subsidiary, but excluding any accounts receivable from Seller or any of its Subsidiaries (other than the Transferred Subsidiaries), on the date such Transferred Subsidiary is Transferred to Purchaser or a Purchasing Subsidiary).

“Excluded Assets” shall have the meaning set forth in Section 2.02.

“Excluded Liabilities” shall have the meaning set forth in Section 2.04(b).

“Excluded Taxes” shall mean (i) all Taxes (other than Transfer Taxes) relating to the Customer Care Business (or any portion thereof), the Transferred Assets or the Assumed Liabilities for any Pre-Closing Tax Period and (ii) all Taxes of the Transferred Subsidiaries for any Pre-Closing Tax Period; provided that, in each case, Excluded Taxes shall not include any Taxes, attributable to any Tax period, arising directly from (x) any action taken (or from any failure to take any action) by Purchaser, any Purchasing Subsidiary or any of their Affiliates after the Initial Closing (other than any such action or inaction expressly required or permitted by the Transaction Agreements) or (y) an election by Purchaser under Section 338(g) of the Code with

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respect to the acquisition, pursuant to this Agreement, of any Transferred Subsidiary Interests (whether or not Seller consents to such election under Section 4.06(a)); provided further that, in each case, Excluded Taxes shall not include any Taxes attributable to any taxable periods, or portions thereof, beginning after the Initial Closing Date (other than income Taxes and Taxes to the extent arising from the fraud or willful misconduct (after the Initial Closing Date and before the applicable Closing Date) of Seller, the applicable Selling Subsidiaries or a Transferred Subsidiary).

“FCPA” shall mean the Foreign Corrupt Practices Act of 1977, as amended, and any rules, regulations and guidance promulgated thereunder.

“Final 2012 Audit Adjustment Statement” shall have the meanings set forth in Sections 2.06(b) and 2.06(c).

“Final Balance Sheet” shall have the meaning set forth in Sections 2.05(b) and 2.05(c).

“Final Net Tangible Assets Amount” shall mean Net Tangible Assets as set forth on the Final Balance Sheet.

“Final P&L Amount” shall mean the P&L Amount as set forth on the Final P&L Amount Statement.

“Final P&L Amount Statement” shall have the meaning set forth in Sections 5.02(d) and Section 5.02(e).

“Final Subsequent Closing Date” shall mean the date on which all remaining Subsequent Covered Territories are Transferred to Purchaser.

“Final Subsequent Covered Territory Release Payment” shall mean, as of the date of determination, the amount, if positive, of the excess of (i) the sum of the Initial Holdback Amount plus, if India has not closed and Purchaser has not paid such amount pursuant to Section 3.02(b)(A) on or prior to such date, the India Holdback Amount over (ii) the aggregate Covered Territory Consideration Portions for all Non-Closed Subsequent Covered Territories as of such date.

“Final Transfer Date” shall have the meaning set forth in Section 5.18.

“Final Transferred Contract Adjustment Amount Statement” shall have the meanings set forth in Sections 5.17(b) and 5.17(c).

“Financial Statements” shall have the meaning set forth in Section 7.06.

“Financing Services” shall mean every type of customer and channel leasing, rental and financing (including by means of installment sales) services, and all related services, as well as intercompany leasing, rental or financing arrangements.

“FTC” shall mean the United States Federal Trade Commission.

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“Global Services” shall mean maintenance and warranty services, information technology outsourcing, technology support services, systems integration services, professional information technology services, integrated technology services, strategic consulting, business process outsourcing, business process as a service, business consulting services, business transformation outsourcing, e-business hosting services, cloud computing services, application management services, business continuity and recovery services, networking services, web sales or tele-sales services.

“Governmental Authority” shall mean any national, Federal, provincial, state or local court, governmental or administrative agency or commission or other governmental agency, authority, instrumentality or regulatory body, domestic or foreign.

“Group” shall mean a group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended.

“GPS Services” shall mean, with respect to any Shared GPS Split Contract or Shared Other Contract, service offerings that are, as of the date of this Agreement, exclusively provided by Seller or the Selling Subsidiaries through Global Process Services.

“GPS Split Interest” shall have the meaning set forth in Section 5.01(c).

“Hazardous Materials” shall mean any petroleum or petroleum products, radioactive materials or wastes, friable asbestos, polychlorinated biphenyls, and any other hazardous or toxic substances or waste that is regulated under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” shall have the meaning set forth in Section 10.05(a).

“Indemnified Withholding Tax” shall mean any withholding Tax imposed on payments made by Purchaser or any Purchasing Subsidiary pursuant to Section 2.05, 2.06, 3.01, 3.02, or 5.02 (or imposed on Seller or any Selling Subsidiary with respect to such payments) that would not have been imposed had Purchaser or the applicable Purchasing Subsidiary been organized or resident for Tax purposes in the same jurisdiction as Seller or the applicable Selling Subsidiary in respect of which the applicable payment was made.

“Indemnifying Party” shall have the meaning set forth in Section 10.05(a).

“India Holdback Amount” shall mean $35,000,000.

“Initial 2012 Audit Adjustment Statement” shall have the meaning set forth in Section 2.06(a).

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“Initial Balance Sheet” shall have the meaning set forth in Section 2.05(a).

“Initial Cash Consideration” shall mean (i) the aggregate Cash Consideration minus (ii) the Initial Holdback Amount minus (iii) only if the Closing in India does not occur on the Initial Closing Date, the India Holdback Amount (it being understood that the Initial Cash Consideration is subject to adjustment pursuant to Section 2.06(e)).

“Initial Closing” shall mean the closing of the purchase and sale of the Transferred Assets and the assignment and assumption of the Assumed Liabilities in the Initial Covered Territories, other than the Transfer of the Subsequent UK Interests.

“Initial Closing Date” shall have the meaning set forth in Section 3.01(a).

“Initial Covered Territories” shall mean the United States, the United Kingdom and the Philippines.

“Initial Holdback Amount” shall mean $40,000,000.

“Initial Transferred Contract Adjustment Amount Statement” shall have the meaning set forth in 5.17(a).

“Intellectual Property Agreement” shall have the meaning set forth in Section 5.06(a)(iii).

“Intellectual Property Rights” or “IPR” means (a) names and marks used in the Customer Care Business, including registered and unregistered trademarks, trade names, service marks and applications therefor; (b) patents, patent applications, including any provisional, utility, continuation, continuation-in-part or divisional applications filed in the United States or any other jurisdiction, and all reissues thereof and all reexamination certificates issuing therefrom; (c) ownership rights, including all related copyright registrations (other than any moral rights) to copyrightable works, including computer and electronic data processing programs and software (including that which presently is under development), documentation, software designs, technical and functional specifications; and (d) Know-How.

“IP Agreements” shall mean the Intellectual Property Agreement and the Patent License Agreement.

“Joint Valuator” shall have the meaning set forth in Section 4.01(b).

“Joint Venture” shall mean any joint venture in which Seller or any of its Subsidiaries holds an equity interest entitling Seller or such Subsidiary to exercise at least 20% of the equity voting power or to otherwise control the operations or management of such entity.

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“Key Customers” shall mean the 20 largest customers of the Customer Care Business on the basis of revenues for the fiscal year ending December 31, 2012, as set forth on Schedule 7.19.

“Know-How” shall mean all information, trade secrets, reports, dossiers, research materials, inventions, invention disclosures, test data, analytical procedures and reports, processes and procedures, formulas, algorithms, maintenance procedures, specifications, schematics, manuals, guides, reports, architectures, drawings, files (including CAD/CAM files), designs (including all Verilog or VHDL files and all other hardware description language designs), manufacturing know-how and production know-how, that is both used in the Customer Care Business and is owned or controlled by Seller or any of its Subsidiaries as of the Initial Closing Date.

“Knowledge of Purchaser”, “to Purchaser’s Knowledge” or words of similar import shall mean the actual knowledge of the individuals set forth in Schedule 6.07.

“Knowledge of Seller”, “to Seller’s Knowledge” or words of similar import shall mean the actual knowledge of the individuals set forth in Schedule 7.03.

“Legal Restraint” shall mean any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition.

“Liens” shall mean pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

“Local Acquisition Agreements” shall have the meaning set forth in Section 2.01(b).

“Losses” shall mean all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, penalties, fines, costs, liabilities, obligations, losses, expenses and fees, including court costs and reasonable fees and expenses of counsel.

“Master Real Estate License Agreement” shall have the meaning set forth in Section 5.06(b)(i).

“Master Transition Services Agreement” shall have the meaning set forth in Section 5.06(a)(ii).

“Net Tangible Assets”, as of any date, shall mean the amount (which can be positive or negative) equal to aggregate value of the assets of the Customer Care Business less the aggregate value of the liabilities of the Customer Care Business, which amount shall be determined (i) as of the close of business on such date, (ii) by including in the calculation only the line items specified as “Assets” and “Liabilities” in the Sample Statement, (iii) on a basis consistent with the principles, assumptions, policies, practices and methodologies applied in preparing the Sample Statement and (iv) to the extent

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consistent with the basis set forth in clause (iii), in accordance with Seller’s Accounting Policies and Practices. For purposes of the Initial Balance Sheet and the Final Balance Sheet, (x) the exact exchange rates published by Seller CHQ Worldwide Consolidation Accounting (used without rounding) as of the last day of the month immediately before the month during which the Initial Closing occurs shall be used to translate any balance sheet accounts that are not in U.S. dollars into U.S. dollars and (y) the basis for the calculation of Net Tangible Assets shall be Seller’s historical valuation. Notwithstanding anything to the contrary herein or in the Sample Statement, (1) the liabilities included in the calculation of Net Tangible Assets shall include only the Assumed Liabilities assumed by Purchaser and shall not include any Excluded Liabilities or any liabilities that are otherwise indemnified, discharged, assumed or paid by Seller, (2) the assets included in the calculation of Net Tangible Assets shall include (A) all assets that constitute Transferred Assets (which, for the avoidance of doubt, will include, subject to the exceptions expressly set forth in the definition of “Transferred Assets”, all tangible assets used primarily (and not exclusively) by Transferred Employees (or used primarily (and not exclusively) by a department exclusively composed of Transferred Employees) and any asset mutually agreed by Seller and Purchaser to be a “Transferred Asset”, including any asset identified as a “Transferred Asset” pursuant to Section 5.18 prior to the Final Transfer Date) and (B) Restricted Assets and Restricted Interests (in respect of which arrangements are implemented to permit Purchaser to receive the benefits of such Restricted Asset or Restricted Interest pursuant to Section 5.01(d)), (3) Excluded A/P and Excluded A/R shall not be included in the calculation of Net Tangible Assets, and (4) consistent with Section 5.08, no liabilities relating to employee matters shall be included in the calculation of Net Tangible Assets. For the avoidance of doubt, the assets and liabilities of any Covered Territory in respect of which Seller makes the applicable Non-Closed Subsequent Covered Territory Payment shall remain in the calculation of Net Tangible Assets.

“Non-Closed Subsequent Covered Territories” shall mean, as of the date of determination, all Subsequent Covered Territories that have not closed on or prior to such date but excluding any Covered Territory if the failure to close such Covered Territory on or prior to such date is attributable to Purchaser’s breach in any material respect of any of its representations, warranties, covenants or agreements contained in the Transaction Agreements.

“Non-Closed Subsequent Covered Territory Payment” shall mean, as of the date of determination, the amount, if positive, equal to (x) the aggregate Covered Territory Consideration Portions for all Non-Closed Subsequent Covered Territories, minus (y) the Initial Holdback Amount minus (x) if India has not closed and Purchaser has not repaid such amount pursuant to Section 3.02(b)(A) on or prior to such date, the India Holdback Amount.

“NTA 45-Day Period” shall have the meaning set forth in Section 2.05(c).

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“NTA Dispute Accounting Firm” shall have the meaning set forth in Section 2.05(c).

“NTA Disputed Items” shall have the meaning set forth in Section 2.05(c).

“NTA Objection Notice” shall have the meaning set forth in Section 2.05(b).

“Offset Payment” shall have the meaning set forth in Section 5.07(a).

“Operating Agreements” shall mean the Master Transition Services Agreement, the Collaboration Agreement, the Bilateral Subcontracting Agreement and the Services Agreement.

“Other Services” shall mean, with respect to any Shared Contract, the services other than Customer Care Services required to be performed by Purchaser or the applicable Purchasing Subsidiary (or, prior to the Transfer of such Shared Contract thereto, Seller or the applicable Selling Company) thereunder.

“Outside Date” shall have the meaning set forth in Section 11.03(a)(v).

“P&L Amount” shall have the meaning set forth in Section 5.02(b).

“P&L Amount Statement” shall have the meaning set forth in Section 5.02(c).

“P&L Dispute Accounting Firm” shall have the meaning set forth in Section 5.02(e).

“P&L Disputed Items” shall have the meaning set forth in Section 5.02(e).

“P&L Objection Notice” shall have the meaning set forth in Section 5.02(d).

“Parties” shall mean Purchaser and Seller.

“Patent License Agreement” shall have the meaning set forth in Section 5.06(a)(iv).

“Permits” shall mean any permit, license, approval, registration and similar authorization from any Governmental Authority pursuant to Applicable Law.

“Permitted Liens” shall mean (i) Liens for Taxes, assessments and governmental charges not yet due and payable, that are payable without penalty, or are being contested in good faith by any Selling Company (and, in the case of Liens for any material Excluded Taxes so contested, as set forth in Section 7.11(a) of the Seller

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Disclosure Letter); (ii) Liens granted pursuant to judgments, decrees, attachments, awards or court proceedings that are being contested in good faith by any Selling Company; (iii) inchoate Liens, charges and privileges incidental to current operations or the ordinary course of business (including mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens); (iv) any statutory Liens, charges, adverse claims, security interests or encumbrances of any nature whatsoever claimed or held by any Governmental Authority that have not at the time been filed or registered against title to the Transferred Assets or that relate to obligations that are not due or delinquent; (v) Liens granted in the ordinary course of business to any public utility, Governmental Authority or statutory or public authority; (vi) all encumbrances, covenants, easements, agreements, restrictions and minor defects in title at the time of the applicable Closing applicable to the buildings, improvements or land underlying Purchaser’s or any Purchasing Subsidiary’s leasehold or subleasehold interests or interests as licensee described in the Real Estate Agreements; (vii) Purchaser’s or any Purchasing Subsidiary’s leasehold or subleasehold interests or interests as licensee under the Real Estate Agreements; (viii) the Transferred Subsidiaries’ leasehold interest in the Transferred Subsidiary Leases; (ix) Liens that are immaterial in character, amount and extent and which do not detract from the value of, or adversely interfere with, the present or proposed use of, the properties or assets to which they relate; and (x) licenses, covenants not to sue, immunities from suit, or such similar permissions or authorizations that may have been granted by any Selling Company to any Person prior to the applicable Closing Date.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Authority or other entity, and shall include any successor (by merger or otherwise) of such entity.

“Post-Closing Environmental Liabilities” shall mean all Losses under or relating to any Environmental Law asserted against, imposed on or incurred by Seller or its Affiliates (a) to the extent arising or resulting from the ownership or operation of the Customer Care Business or the Transferred Assets on or after the Initial Closing, including such Losses arising or resulting from (i) any Release of or exposure to any Hazardous Material in connection with the operation of the Customer Care Business or the Transferred Assets, to the extent occurring on or after the Initial Closing at any Transferred Real Property or any real property otherwise owned, operated or occupied after the Initial Closing Date in connection with the Customer Care Business or the Transferred Assets, (ii) any violation of Environmental Law by Purchaser or any of its Affiliates after the Initial Closing in connection with the operation of the Customer Care Business or the Transferred Assets or (iii) any offsite transportation and disposal of Hazardous Materials on or after the Initial Closing in connection with the operation of the Customer Care Business or the Transferred Assets or (b) relating to the Transferred Subsidiaries or their real properties or the ownership or operation thereof (whether arising prior to, on or after the Initial Closing Date).

“Pre-Closing Environmental Liabilities” shall mean all Losses under or relating to any Environmental Law asserted against, imposed on or incurred by Purchaser or its Affiliates to the extent arising or resulting from the ownership or operation of the Customer Care Business or the Transferred Assets prior to the Initial Closing, including

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such Losses arising or resulting from (i) any Release of or exposure to any Hazardous Material in connection with the operation of the Customer Care Business or the Transferred Assets at any Transferred Real Property to the extent occurring prior to the Initial Closing, (ii) any violation of Environmental Law by Seller or any of its Affiliates prior to the Initial Closing in connection with the operation of the Customer Care Business or the Transferred Assets or (iii) any offsite transportation and disposal of Hazardous Materials prior to the Initial Closing in connection with the operation of the Customer Care Business or the Transferred Assets; provided that in no case shall Pre-Closing Environmental Liabilities include any Losses relating to the Transferred Subsidiaries or their real properties or the ownership or operation thereof.

“Pre-Closing Tax Period” shall mean (i) with respect to the Customer Care Business (or portion thereof), any Transferred Asset or any Assumed Liability, all taxable periods (or portions thereof) ending on or prior to the applicable Closing Date and (ii) with respect to each Transferred Subsidiary, all taxable periods (or portions thereof) ending on or prior to the Closing Date on which the Transferred Subsidiary Interests of such Transferred Subsidiary are transferred.

“Pre-Closing Trailing Revenue” shall mean, with respect to any Transferred Contract of the Customer Care Business, the revenues received by Seller or its Subsidiaries for Customer Care Services under such Transferred Contract during the most recently completed four-fiscal quarter period of Seller ended no fewer than 45 days before the Initial Closing.

“Property Taxes” shall have the meaning set forth in Section 4.02(d).

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser Common Stock” shall have the meaning set forth in Section 2.03(b).

“Purchaser Disclosure Letter” shall have the meaning set forth in Article VI.

“Purchaser Indemnified Party” shall have the meaning set forth in Section 10.01.

“Purchaser Material Adverse Effect” shall mean any fact, circumstance, event, change, effect or occurrence (an “Effect”) that (i) materially interferes with, hinders or delays the consummation by Purchaser and the Purchasing Subsidiaries of the transactions contemplated by the Transaction Agreements or (ii) has a material adverse effect on Purchaser and its Subsidiaries, taken as a whole; provided that any Effect resulting from the following events shall not be considered when determining whether a Purchaser Material Adverse Effect has occurred or may occur: (A) any change in general economic or business conditions, financial markets or political or regulatory conditions or the continued weakness in general economic and business conditions (in each case except to the extent such change or continued weakness has had a disproportionate effect on

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Purchaser and its Subsidiaries relative to other companies that operate in the same industry as Purchaser and its Subsidiaries), (B) the execution of any Transaction Agreement or the announcement thereof or the performance of any obligations thereunder (including, to the extent not attributable to any breach of any Transaction Agreement, any loss of employees, any cancellation of or delay in customer orders or any disruption in vendor, distributor, partner or similar relationships), (C) any change in the industry in which Purchaser and its Subsidiaries operate (except to the extent such change has had a disproportionate effect on Purchaser and its Subsidiaries relative to other companies that operate in the same industry as Purchaser and its Subsidiaries), (D) any natural disaster or any acts or threats of terrorism, military action or war or any escalation or worsening thereof, (E) any change in generally accepted accounting principles or applicable laws or regulations or interpretations thereof, (F) any change in the price or trading volume of the Purchaser Common Stock in and of itself (it being agreed that the Effects giving rise to any such change may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred or may occur), (G) any failure of Purchaser to meet any internal or disclosed projections, forecasts or revenue or earnings predictions for any period (it being agreed that the Effects giving rise to any such failure that are not otherwise excluded by this proviso may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred or may occur) or (H) any Effect resulting from any action or omission taken with the prior written consent of Seller.

“Purchaser Preferred Stock” shall have the meaning set forth in Section 6.03(a).

“Purchaser SEC Documents” shall have the meaning set forth in Section 6.07(a).

“Purchasing Subsidiaries” shall have the meaning set forth in Section 2.01(a)(i).

“Real Estate Agreements” shall mean the Master Real Estate License Agreement and the Real Estate Leases, the Real Estate Subleases and the Real Estate Lease Assignments, if any.

“Real Estate Lease” shall have the meaning set forth in Section 5.06(b)(ii).

“Real Estate Lease Assignment” shall have the meaning set forth in Section 5.06(b)(ii).

“Real Estate Sublease” shall have the meaning set forth in Section 5.06(b)(ii).

“Release” shall mean any release, spill, emission, leaking, dumping, injection, pouring, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building.

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“Relevant Matters” shall have the meaning set forth in Section 5.04.

“Remedial Action” shall have the meaning set forth in Section 10.06.

“Representative” with respect to any Person means any officer, director, principal, attorney, agent, employee or other representative of such Person.

“Required Benefit Agreement” shall have the meaning set forth in the Employee Matters Agreement.

“Required Benefit Plan” shall have the meaning set forth in the Employee Matters Agreement.

“Restricted Assets” shall have the meaning set forth in Section 5.01(a).

“Restricted Interest” shall have the meaning set forth in Section 5.01(c).

“Sample Statement” shall mean the sample balance sheet of the Customer Care Business attached hereto as Schedule 2.05.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Benefit Agreement” shall have the meaning set forth in the Employee Matters Agreement.

“Seller Benefit Plan” shall have the meaning set forth in the Employee Matters Agreement.

“Seller Disclosure Letter” shall have the meaning set forth in Article VII.

“Seller Indemnified Party” shall have the meaning set forth in Section 10.02.

“Seller Material Adverse Effect” shall mean any fact, circumstance, event, change, effect or occurrence (an “Effect”) that (i) materially interferes with, hinders or delays the consummation by Seller and the Selling Subsidiaries of the transactions contemplated by the Transaction Agreements or (ii) has a material adverse effect on the Transferred Assets or the Customer Care Business, taken as a whole; provided that any Effect resulting from the following events shall not be considered when determining whether a Seller Material Adverse Effect has occurred or may occur: (A) any change in general economic or business conditions, financial markets or political or regulatory conditions or the continued weakness in general economic and business conditions (in each case except to the extent such change or continued weakness has had a disproportionate effect on the Customer Care Business relative to other companies that

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operate in the same industry as the Customer Care Business), (B) the execution of any Transaction Agreement or the announcement thereof or the performance of any obligations thereunder (including, to the extent not attributable to any breach of any Transaction Agreement, any loss of employees (other than as set forth on Schedule 5.01(g)), any cancellation of or delay in customer orders or any disruption in vendor, distributor, partner or similar relationships), (C) any change in the industry in which the Customer Care Business operates (except to the extent such change has had a disproportionate effect on the Customer Care Business relative to other companies that operate in the same industry as the Customer Care Business), (D) any natural disaster or any acts or threats of terrorism, military action or war or any escalation or worsening thereof, (E) any change in generally accepted accounting principles or applicable laws or regulations or interpretations thereof, (F) any failure of the Customer Care Business to meet any internal or disclosed projections, forecasts or revenue or earnings predictions for any period (it being agreed that the Effects giving rise to any such failure that are not otherwise excluded by this proviso may be taken into account in determining whether a Seller Material Adverse Effect has occurred or may occur) or (G) any Effect resulting from any action or omission taken with the prior written consent of Purchaser.

“Seller’s Accounting Policies and Practices” shall mean the historical accounting principles, assumptions, policies, practices and methodologies used in the preparation of the unaudited Financial Statements and set forth in Section 7.06 of the Seller Disclosure Letter.

“Seller’s Pension Plan” shall have the meaning set forth in the Employee Matters Agreement.

“Selling Companies” shall mean Seller, the Selling Subsidiaries and the Transferred Subsidiaries.

“Selling Subsidiaries” shall mean the Subsidiaries of Seller (excluding the Transferred Subsidiaries) that own any Transferred Assets, are a party to any Transferred Contracts or are subject to, or otherwise have any obligations in respect of, any Assumed Liabilities.

“Services Agreement” shall have the meaning set forth in Section 5.06(b)(iv).

“Shared Contract” shall mean the Shared Split Contracts, the Shared Customer Care Contracts and the Shared Other Contracts.

“Shared Customer Care Contract” shall mean all the contracts listed on Schedule 2.01(a)(ii) under the heading “Transferred Contracts – Shared Customer Care Contracts”, which contracts shall be subject to the subcontracting arrangements set forth in Section 5.01(e) for the portions of such contracts that relate exclusively to the provision of Other Services.

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“Shared Customer Care Split Contract” shall mean all the contracts listed on Schedule 2.01(a)(iv) under the heading “Shared Customer Care Split Contracts”.

“Shared GPS Split Contract” shall mean all the contracts listed on Schedule 2.01(a)(iv) under the heading “Shared GPS Split Contracts”.

“Shared Other Contracts” shall mean all the contracts listed on Schedule 2.01(a)(iii) under the heading “Shared Other Contracts”, which contracts shall be subject to the subcontracting arrangements set forth in Section 5.01(e) for the portions of such contracts that relate exclusively to the provision of Customer Care Services.

“Shared Split Contracts” shall mean the Shared Customer Care Split Contracts and the Shared GPS Split Contracts.

“Stock Consideration” shall have the meaning set forth in Section 2.03(b).

“Straddle Period” shall mean, with respect to the Customer Care Business (or portion thereof), any Transferred Asset, any Assumed Liability or the Transferred Subsidiaries, any complete taxable period that includes, but does not end on, the applicable Closing Date.

“Straddle Period Returns” shall have the meaning set forth in Section 4.02(b).

“Subcontracted Customer Care Work” shall have the meaning set forth in Section 5.01(e).

“Subcontracted Other Work” shall have the meaning set forth in Section 5.01(e).

“Subcontracted Restricted Work” shall have the meaning set forth in Section 5.01(d).

“Subsequent Closing” shall have the meaning set forth in Section 3.02(a).

“Subsequent Closing Date” shall have the meaning set forth in Section 3.02(a).

“Subsequent Covered Territories” shall mean the Covered Territories that are not Initial Covered Territories.

“Subsequent Covered Territory Transferred Contract Penalty Fee” shall mean the portion of the Transferred Contract Penalty Fee paid by Seller in accordance with Section 5.17 attributable to all Transferred Contracts that would have been Transferred to Purchaser in any Non-Closed Subsequent Covered Territories (had the consent to Transfer such Transferred Contract been obtained and the Closing in such Subsequent Covered Territories occurred).

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“Subsequent Interests” shall have the meaning set forth in Section 3.02(a).

“Subsequent UK Interests” shall mean the SW1 Employees and the tangible Transferred Assets used primarily by such employees (or used primarily by a department exclusively composed of such employees).

“Subsidiary” of any Person shall mean a corporation, company or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority of such Person) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, limited liability company, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such entity is, in the case of clause (i) or (ii), owned or controlled, directly or indirectly, by such Person, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists.

“SW1 Employees” shall have the meaning set forth in the Employee Matters Agreement.

“Target Closing Net Tangible Assets Amount” shall mean $100,000,000.

“Target Initial Closing Date” shall mean December 2, 2013.

“Tax” or “Taxes” shall mean all taxes, imposts, duties, withholdings, charges, fees, levies or other assessments imposed by any Governmental Authority or other taxing authority, whether domestic or foreign (including income, excise, property, sales, use, transfer, conveyance, payroll or other employment related tax, license, registration, ad valorem, value added, withholding, social charges, social security, national insurance (or other similar contributions or payments), franchise, estimated severance, stamp taxes, taxes based upon or measured by capital stock, net worth or gross receipts and other taxes), together with all interest, fines, penalties and additions attributable to or imposed with respect to such amounts.

“Tax Contest Claims” shall have the meaning set forth in Section 4.05(a).

“Tax Returns” shall have the meaning set forth in Section 4.02(a).

“Termination Event” shall mean the events set forth on Schedule 8.01(e).

“Third Party Claim” shall have the meaning set forth in Section 10.05(a).

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“Transaction Agreements” shall mean the Acquisition Agreements and the Operating Agreements.

“Transfer” shall mean any sale, assignment, conveyance or other transfer with respect to assets or contracts, and any assignment, assumption or other transfer with respect to liabilities.

“Transfer Regulations” shall have the meaning set forth in the Employee Matters Agreement.

“Transfer Taxes” shall mean the following Taxes imposed on, with respect to or in connection with the Transfer of the Transferred Assets and assumption of the Assumed Liabilities in connection with this Agreement, the other Acquisition Agreements and the transactions contemplated hereby and thereby: all real and personal property transfer, documentary, sales, use, registration, value-added, conveyance, real estate transfer, and any similar Taxes (including, for the avoidance of doubt, all interest, fines, penalties and additions attributable to or imposed with respect to such amounts).

“Transferred Assets” shall mean:

(i)     all the assets that are listed on Schedule 2.01(a)(i);

(ii)     the Acquired Books and Records;

(iii)     the Intellectual Property Rights under the IP Agreements;

(iv)     the Transferred Subsidiary Interests;

(v)     the Transferred Contracts, subject to Section 5.01;

(vi)     support information used primarily in the Customer Care Business;

(vii)     sales or promotional literature, catalogues and other marketing materials used primarily in the Customer Care Business;

(viii)     training content for sales, service and other matters, in each case used primarily in the Customer Care Business;

(ix)     all tangible assets, including owned vehicles, computers, printers, communications devices and office and other equipment (other than (x) real property and any interest therein (including fixtures), (y) the furnishings and furniture (including chairs, desks, work cubicles, cabinets, shelves and lamps) located at, as of the applicable Closing Date, (1) any Transferred Real Property subject to a Real Estate Lease in Brazil, or (2) any of the licensed areas that are subject to the Master Real Estate License Agreement or any separate license agreement, and (z) any artwork located at any Transferred Real Property that is owned by Seller) owned by the Selling Companies and used primarily by Transferred Employees (or used primarily by a department exclusively composed of Transferred Employees) (it being understood that Seller may in its

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discretion equitably reallocate usage of such tangible assets (such assets, the “Shared Tangible Assets”) after the date hereof and Transfer to Purchaser only those tangible assets that would be primarily used by Transferred Employees following such reallocation (the “Reallocated Tangible Assets”), so long as the Reallocated Tangible Assets that are Transferred to Purchaser have a total capacity equivalent to the total capacity actually utilized by the Transferred Employees of the Shared Tangible Assets);

(x)     any interest in real property to be transferred to Purchaser or a Purchasing Subsidiary under and pursuant to a Real Estate Lease, a Real Estate Sublease or a Real Estate Lease Assignment, any right of Purchaser or a Purchasing Subsidiary to occupy real property under the Master Real Estate License Agreement or any separate license agreement, and the leasehold interests under and pursuant to the Transferred Subsidiary Leases;

(xi)     any such other assets identified by Seller after the date hereof that (x) are used primarily in the Customer Care Business or the provision of Customer Care Services and (y) are necessary to conduct the Customer Care Business in the ordinary course consistent with past practices; and

(xii)     any such other assets mutually agreed by Seller and Purchaser to be a “Transferred Asset”, including any asset identified as a “Transferred Asset” pursuant to Section 5.18 prior to the Final Transfer Date.

The Transferred Assets in clauses (i) through (xii) may be depleted or augmented prior to the applicable Closing Date while being managed in the ordinary course of business, consistent with past practices. For the avoidance of doubt, (a) after the Closing Date on which the Transferred Subsidiary Interests Transfer, the Transferred Subsidiaries shall continue to hold their assets, after giving effect to any Transfers in accordance with Section 5.10, and (b) any assets subject to export control laws that would otherwise be subject to Transfer under this Agreement shall not be Transferred to Purchaser or any Purchasing Subsidiary to the extent such Transfer would violate the Applicable Law (it being understood that the Parties shall use commercially reasonable efforts to cooperate to identify any assets subject to export control restrictions and take appropriate steps to obtain clearance to Transfer such restricted assets).

“Transferred Contract Adjustment Amount” shall be determined pursuant to the calculation set forth on Schedule 5.17.

“Transferred Contract Adjustment Amount 45-Day Period” shall have the meaning set forth in Section 5.17(c).

“Transferred Contract Adjustment Amount Dispute Accounting Firm” shall have the meaning set forth in Section 5.17(c).

“Transferred Contract Adjustment Amount Disputed Items” shall have the meaning set forth in Section 5.17(c).

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“Transferred Contract Adjustment Amount Objection Notice” shall have the meaning set forth in Section 5.17(c).

“Transferred Contracts” shall mean:

(i)     all the contracts listed on Schedule 2.01(a)(ii) under the heading “Transferred Contracts”;

(ii)     all Shared Customer Care Contracts; provided that the portion of each such contract that relates exclusively to the provision of Other Services shall be subject to the subcontracting arrangements set forth in Section 5.01(e);

(iii)     all Customer Care Split Interests and GPS Split Interests, subject to Section 5.01(c); and

(iv)     any such contracts or any interests under any contracts identified by Seller after the date hereof, including any such contracts or any interests under any such contracts that are entered into by Seller or its Subsidiaries following the date hereof, if such contracts or interests (x) relate exclusively to the Customer Care Business or the provision of Customer Care Services and (y) are of a type of contract or interest found on Schedule 2.01(a)(ii).

The Transferred Contracts in clauses (i), (ii) and (iii) may be depleted or augmented prior to the applicable Closing Date while being managed in the ordinary course of business, consistent with past practices. The list of Transferred Contracts may be amended as mutually agreed by Seller and Purchaser after the date hereof. For the avoidance of doubt, after the Closing Date on which the Transferred Subsidiary Interests Transfer, the Transferred Subsidiaries shall continue to hold their contractual interests, except intercompany arrangements pursuant to Section 5.16.

“Transferred Employee Liability” shall have the meaning set forth in the Employee Matters Agreement.

“Transferred Employees” shall have the meaning set forth in the Employee Matters Agreement.

“Transferred Real Property” shall mean, collectively, the real property that is the subject of the interests constituting Transferred Assets and that are described in the Real Estate Agreements.

“Transferred Subsidiaries” shall mean the Subsidiaries set forth in Schedule 2.01(c), as may be updated upon mutual agreement of the Parties between the date hereof and the Initial Closing Date.

“Transferred Subsidiary Interests” shall mean Seller’s direct or indirect equity interest in each of the Transferred Subsidiaries.

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“Transferred Subsidiary Leases” shall mean, collectively, those certain real property leases in India and the Philippines under which a Transferred Subsidiary is the tenant.

“U.S. GAAP” shall mean United States generally accepted accounting principles.

“UK Bribery Act” shall mean Bribery Act 2010 (c.23), as amended, and any rules, regulations and guidance promulgated thereunder.

“Withholding Party” shall have the meaning set forth in Section 2.07(a).

ARTICLE II

Documentary Conventions and Related Matters

SECTION 2.1. Assignment; Successors. None of the Transaction Agreements nor any rights or obligations thereunder may be assigned or otherwise Transferred by any party (including by operation of law) without the prior written consent of the other parties thereto, and any assignment or Transfer without such consent shall be null and void and of no effect. Subject to the preceding sentence, the Transaction Agreements will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

SECTION 2.2. No Third Party Beneficiaries. Each Transaction Agreement is for the sole benefit of the parties thereto and their permitted assigns, and nothing therein expressed or implied shall give or be construed to give to any Person, other than the parties thereto and such permitted assigns, any legal or equitable rights thereunder, whether as third party beneficiaries or otherwise, except as otherwise set forth in the indemnification provisions of the Transaction Agreements to the extent that the indemnitee is not a party to the Transaction Agreements. This Section 2.2 may only be amended or modified by a writing signed by the applicable parties that (a) specifically cites this Section 2.2 and (b) expressly provides that Section 2.2 is being amended or modified by the operative provision in the applicable Transaction Agreement.

SECTION 2.3. Costs. Each Party shall be responsible for the costs and expenses incurred by it in the negotiation, execution and delivery of the Transaction Agreements and, except as otherwise provided elsewhere in such agreements, the consummation of the transactions contemplated thereby. Purchaser shall pay any filing fee required under the HSR Act, the EC Merger Regulation and all other antitrust, trade regulation, competition, communications or other law or regulation applicable to the Transaction Agreements or the transactions contemplated thereby.

SECTION 2.4. Public Announcements; Confidentiality. The Confidentiality Agreement continues to apply, and the Transaction Agreements and the transactions contemplated thereby are subject to and shall be kept confidential under the

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Confidentiality Agreement; provided, however, that if any of the Transaction Agreements contain confidentiality provisions, then, to the extent there is inconsistency between the Confidentiality Agreement and such confidentiality provisions, the confidentiality provisions of such Transaction Agreements shall supersede the inconsistent provisions of the Confidentiality Agreement. For three months after the Initial Closing, all public announcements relating to any Transaction Agreement or the transactions contemplated thereby shall be made only after consultation between the Parties, except for disclosures by either Party that in the opinion of counsel for such Party are required by Applicable Law (or by the applicable rules of any stock exchange on which the Party lists its securities). Notwithstanding the foregoing, either Party shall have the right, in its sole discretion, to make such disclosures as it may deem necessary or advisable to any Governmental Authority.

SECTION 2.5. Amendments. No amendment to any Transaction Agreement shall be effective unless it shall be in writing and signed by each party thereto, it shall specifically reference this Section 2.5 and it shall expressly provide that such Transaction Agreement is being amended.

SECTION 2.6. Modification and Waivers. No modification or waiver of any provision of any of the Transaction Agreements and no consent by either Party to any departure therefrom shall be effective unless in a writing referencing the particular section of such Transaction Agreement to be modified or waived and signed by a duly authorized signatory of each Party, and the same will only then be effective for the period and on the conditions and for the specific instances and purposes specified in such writing. No failure or delay of any party in exercising any right or remedy under any Transaction Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. Subject to Section 10.07 of the Agreement, the rights and remedies of the parties under the Transaction Agreements are cumulative and are not exclusive of any rights or remedies which they would otherwise have thereunder or at law or in equity.

SECTION 2.7. Notices. (a)     All notices or other communications required or permitted to be given under any Transaction Agreement shall, except as set forth in Section 2.7(b), be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service, in each case, to the applicable Person specified in such Transaction Agreement, and shall be deemed given when so delivered by hand or facsimile, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service).

(b)     With respect to the Acquisition Agreements, each party may communicate with the other by electronic means, and such communication is acceptable as a signed writing to the extent permissible under Applicable Law. Each party agrees that for all electronic communications, an identification code (called a “user ID”) contained in an electronic document is sufficient to verify the sender’s identity and the document’s authenticity. The Parties agree that electronic communications cannot be used to amend, modify or waive any Transaction Agreement.

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SECTION 2.8. Exhibits, Schedules, Annexes and Attachments; Interpretation. The recitals and headings contained in the Transaction Agreements or in any Exhibit, Schedule, Annex or Attachment thereto and in the table of contents to any such Transaction Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of such Transaction Agreement. All Exhibits, Schedules and Annexes attached to or referred to in any Transaction Agreement are hereby incorporated in and made a part of such Transaction Agreement as if set forth in full therein. Each capitalized term used in any Schedule, Exhibit or Annex but not otherwise defined therein has the meaning specified in the applicable Transaction Agreement or this Annex 1. When a reference is made in any Transaction Agreement to a Section, Subsection, Article, Exhibit, Schedule or Annex, such reference shall be to a Section, Subsection or Article of, or an Exhibit, Schedule or Annex to, such Transaction Agreement unless otherwise indicated. For all purposes under the Transaction Agreements, (a) definitions of terms shall apply equally to the singular and plural forms of the terms defined, (b) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms, (c) the terms “include”, “includes” and “including” shall be deemed followed by the words “without limitation”, (d) the words “hereof”, “herein” and “hereunder” and words of similar import shall refer to the applicable Transaction Agreement as a whole and not to any particular provision of such Transaction Agreement and (e) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”. The symbol “$” shall mean lawful money of the United States of America. Any reference to a closing date or time set forth in any Transaction Agreement with respect to the Customer Care Business or portion thereof shall be a reference to the local time at the contemplated place of the closing. In the event of any conflict between the Agreement and any other Transaction Agreement, the terms of the Agreement shall control unless otherwise specified in the Agreement. If a conflict exists between the terms of any Transaction Agreement and the terms included in Article II of this Annex 1, the terms of this Annex 1 shall control, unless the applicable Transaction Agreement specifically references this Section 2.8 and expressly provides that the terms of such Transaction Agreement shall control.

The Parties have participated jointly in the negotiating and drafting of each Transaction Agreement. If an ambiguity or a question of intent or interpretation arises, each Transaction Agreement shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of any Transaction Agreement. The Transaction Agreements are in the English language only, which shall be controlling in all respects. No translation, if any, of the Transaction Agreements into any other language shall be of any force or effect in the interpretation of such Transaction Agreement or in a determination of the intent of any party thereto.

SECTION 2.9. Counterparts. Each Transaction Agreement may be executed in one or more counterparts, all of which, when taken together, shall be

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considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. Each party to a Transaction Agreement need not sign the same counterpart. Delivery of an executed counterpart of a signature page to a Transaction Agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of such Transaction Agreement. Once any Transaction Agreement is signed, any reproduction of such Transaction Agreement made by reliable means (for example, photocopy or facsimile) is considered an original, to the extent permissible under Applicable Law, and all products and services referred to therein are subject thereto.

SECTION 2.10. Entire Agreement. The Transaction Agreements, including the Schedules, Exhibits, Annexes and Attachments thereto, together with the Confidentiality Agreement, contain the entire agreement and understanding between the parties thereto with respect to the subject matter thereof and supersede all prior agreements and understandings relating to such subject matter.

SECTION 2.11. Severability. If any provision of any Transaction Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, to the extent permitted by Applicable Law, such invalidity, illegality or unenforceability shall not affect any other provision thereof. Upon such determination that any term or other provision of a Transaction Agreement is invalid, illegal or unenforceable, the parties to such Transaction Agreement shall negotiate in good faith to modify such Transaction Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated thereby are fulfilled to the extent possible.

SECTION 2.12. Consent to Jurisdiction. Unless otherwise specifically provided in the applicable Transaction Agreement, each Transaction Agreement has been delivered at and shall be deemed to have been made in the County of Westchester, in the State of New York, and all matters arising from or relating in any manner to the subject matter of any Transaction Agreement shall be interpreted, and the rights and liabilities of the parties to a Transaction Agreement determined, in accordance with the laws of the State of New York applicable to agreements executed, delivered and performed within such State, without regard to the principles of conflicts of laws thereof. As part of the consideration for value received, unless otherwise specifically provided in the applicable Transaction Agreement, each of the parties to a Transaction Agreement hereby consents to the exclusive jurisdiction of any state or Federal court located within the County of Westchester or New York in the State of New York with respect to all matters arising from or relating in any manner to the subject matter of a Transaction Agreement. Unless otherwise specifically provided in the applicable Transaction Agreement, each party to a Transaction Agreement further agrees that service of any process, summons, notice or document by U.S. registered mail to such person’s respective address set forth in the applicable Transaction Agreement shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Unless otherwise specifically provided in the applicable Transaction Agreement, each party to a

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Transaction Agreement (x) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection (i) to the laying of venue of any action, suit or proceeding arising out of the Transaction Agreements or the transactions contemplated thereby in any state or Federal court located within the County of Westchester or New York in the State of New York or (ii) that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (y) consents to the granting of such legal or equitable relief as is deemed appropriate by any aforementioned court in connection with such action, suit or proceeding.

SECTION 2.13. GOVERNING LAW. UNLESS OTHERWISE SPECIFIED THEREIN, EACH TRANSACTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 2.14. Waiver of Jury Trial. Each party to a Transaction Agreement hereby waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with any of the Transaction Agreements. Each party to a Transaction Agreement (i) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties thereto have been induced to enter into the Transaction Agreements by, among other things, the mutual waivers and certifications in this Section 2.14.

SECTION 2.15. Dispute Resolution. Except for (i) a dispute related to claims subject to an indemnification claim pursuant to the applicable Transaction Agreement, (ii) a dispute with respect to the determination of the Final Net Tangible Asset Amount, the Audit Adjustment Amount, any Final P&L Amount or the Transferred Contract Adjustment Amount, which shall be conducted in accordance with the procedures set forth in Section 2.05, 2.06, 5.02 or 5.17, as applicable, or (iii) as otherwise provided in this Section 2.15, neither party to a Transaction Agreement shall resort to legal remedies or commence any formal proceedings to resolve a dispute under such Transaction Agreement until the parties have attempted to resolve the dispute through the escalation process described in this Section 2.15. The party raising a dispute shall submit to the other party a written notice and supporting material describing all issues and circumstances related to the dispute (a “Dispute Notice”). The designated primary representative of each party (as specified in such Transaction Agreement) shall together attempt to resolve the dispute. If the parties’ primary representatives fail to resolve the dispute within 30 days from receipt of a Dispute Notice, a Corporate Vice President (or higher-level officer) of each party shall attempt to resolve it. If the Corporate Vice Presidents (or higher-level officers) of the parties are unable to resolve the dispute within 60 days from receipt of the Dispute Notice, either party may commence formal legal proceedings to resolve the dispute. This Section 2.15 shall not be construed to prevent a party from instituting formal proceedings earlier than indicated in this Section 2.15 to: (A) avoid the expiration of any applicable statute of limitations period, (B) preserve a superior creditor position, or (C) seek injunctive relief to prevent an irreparable harm.

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SECTION 2.16. Mutual Responsibilities. The Parties agree that with respect to each Operating Agreement, except as otherwise specified therein:

(a) the relationship created by any Operating Agreement is not a partnership (and accordingly, for example, no party thereto is responsible for debts incurred by the other as a partner), and, except as set forth in any Operating Agreement, no party thereto is an employee or franchisee of the other, nor does any Operating Agreement create a joint venture or any fiduciary relationships or responsibilities between any such parties, and all such parties are independent contractors;

(b) each party thereto will comply with all Applicable Law (such as those governing consumer transactions and exports);

(c) no party thereto will assume or create any obligations on behalf of any other party thereto or make any representations or warranties about any other party thereto;

(d) each party thereto will allow a breaching party a reasonable opportunity to remedy any breach under any such Operating Agreement before pursuing any available remedy; and

(e) no party thereto will bring a legal action against any other party for claims under any Operating Agreement more than two years after the later of the date the cause of action arose or the date the party first knew or should have known of the facts giving rise to the cause of action, unless otherwise provided by Applicable Law without the possibility of contractual waiver.

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